Exhibit 99.1

ACQUISITION PROPOSAL — YOUR VOTE IS IMPORTANT

KOFAX LIMITED

15211 LAGUNA CANYON ROAD

IRVINE, CALIFORNIA 92618

(949) 783-1000

April 14, 2015

To the Shareholders of Kofax Limited:

We cordially invite you to attend a special general meeting of the shareholders (which we refer to as the “Special General Meeting”) of Kofax Limited (which we refer to as “Kofax,” the “Company,” “us,” “our” or “we”) to be convened on May 18, 2015 at 4:00 p.m., UK time at the offices of Dechert LLP at 160 Queen Victoria Street, London, EC4V 4QQ.

On March 24, 2015, Kofax, Lexmark International, Inc., a Delaware corporation (which we refer to as “Public Parent”), Lexmark International Technology, S.A., a Switzerland joint stock company and wholly owned subsidiary of Public Parent (which we refer to as “Parent”), and Ariel Investment Company, Ltd., a direct, wholly owned subsidiary of Parent, which was formed solely for the purpose of effecting the Merger (as defined below) (which we refer to as “Merger Sub”), entered into an Agreement and Plan of Merger (which we refer to as the “Merger Agreement”), a copy of which is included as Annex A hereto. Under the terms of the Merger Agreement, Merger Sub will merge with and into Kofax, and Kofax will survive the merger and become a wholly owned subsidiary of Parent (which we refer to as the “Merger”).

At a duly constituted meeting of the board of directors (the “Board” or “Board of Directors”) of Kofax on March 24, 2015, attended by all but one director, the directors present at the meeting unanimously: (a) approved and declared advisable the Merger Agreement, the statutory merger agreement attached as Exhibit A to the Merger Agreement (the “Statutory Merger Agreement” and, together with the Merger Agreement, the “Merger Agreements”) and the Merger; (b) determined that it is in the best interests of the Company’s shareholders that the Company enter into the Merger Agreements and consummate the Merger on the terms and subject to the conditions set forth in the Merger Agreements; (c) directed that the Merger Agreements be submitted as promptly as practicable to a vote at a meeting of the shareholders of the Company; and (d) recommended that the shareholders of the Company approve the Merger Agreements and the Merger.

Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, each common share of Kofax, par value $0.001 per share (which we refer to as the “Kofax Common Shares”) (excluding any dissenting share as to which appraisal rights have been properly exercised under Bermuda law), will be cancelled and converted into the right to receive an amount of cash equal to $11.00 per share (the

“Merger Consideration”), less any applicable withholding taxes and without interest, as further described in the Merger Agreement. All Kofax Common Shares that are held by Kofax as treasury stock or held by any wholly owned subsidiary of Kofax, or owned by Public Parent, Parent or any wholly owned subsidiary of Parent immediately before the Merger, will be cancelled and no payment will be made in respect thereof.

As set out in the Merger Agreement, upon the closing of the Merger, each dissenting share shall be cancelled and (unless otherwise required by any applicable laws or orders), converted into the right to receive the Merger Consideration. Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, dissenting shareholders of the Bermuda company are entitled to receive fair value for their shares. Kofax’s board of directors considers the fair value for each Kofax Common Share to be the Merger Consideration. Any Kofax shareholder who is not satisfied that it has been offered fair value for its Kofax Common Shares and whose Kofax Common Shares are not voted in favor of the Merger may exercise its appraisal rights under the Companies Act 1981, as amended of Bermuda to have the fair value of its Kofax Common Shares appraised by the Supreme Court of Bermuda pursuant to applicable law. Any Kofax shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its Kofax Common Shares with the Supreme Court of Bermuda within ONE MONTH of the provision of the notice convening the Special General Meeting.

Kofax is soliciting proxies for use at the Special General Meeting to consider and vote upon (1) a proposal to approve and adopt the Merger Agreements and the Merger and (2) a proposal to approve an adjournment of the Special General Meeting, if necessary or appropriate, for the solicitation of additional proxies from Kofax shareholders in favor of the aforementioned proposal if there are insufficient votes at the time of such adjournment to approve such proposal. The Merger cannot be completed unless, among other things, Kofax shareholders approve and adopt the Merger Agreements and the Merger (which we refer to collectively as the “Merger Proposal”) by the affirmative vote of the holders of at least three-fourths of the Kofax Common Shares present, in person or by proxy, at the Special General Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes.

Your vote is important. Whether or not you plan to attend the Special General Meeting, please take the time to vote on the proposals by signing and returning the enclosed proxy card or voting instruction form, or by submitting your proxy over the Internet or by telephone, as instructed in the attached information statement, as soon as possible to ensure that your shares may be represented and voted at the Special General Meeting.

Kofax’s board of directors has unanimously (1) determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is fair to, and in the best interests of, Kofax and (2) approved the Merger Agreements and the transactions contemplated thereby. Accordingly, Kofax’s board of directors unanimously recommends that Kofax shareholders vote (1) “FOR” the Merger Proposal and (2) “FOR” the other proposals described in the attached information statement.

The attached information statement provides Kofax shareholders with detailed information about the Special General Meeting, the Merger, the Merger Proposal, Kofax and Parent. You can also obtain other information from publicly available documents furnished or filed by Kofax and Public Parent with the U.S. Securities and Exchange Commission. Kofax encourages you to read the entire information statement carefully, including the section titled “Risk Factors” beginning on page 23 thereof.

If you have any questions or need assistance voting your Company Common Shares, please contact Georgeson, Kofax’s proxy solicitor, by phone at (866) 296-5716 or (781) 575-2137 or via email at Kofax@georgeson.com.

On behalf of the Company, we would like to thank all of our shareholders for their ongoing support as we prepare for this important event in the Company’s history.

Sincerely,

Reynolds C. Bish

Chief Executive Officer

None of the U.S. Securities and Exchange Commission, any state securities commission, the Registrar of Companies in Bermuda, the Bermuda Monetary Authority or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the attached information statement. Any representation to the contrary is a criminal offense.

KOFAX LIMITED

15211 LAGUNA CANYON ROAD

IRVINE, CALIFORNIA 92618

(949) 783-1000

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 18, 2015

April 14, 2015

To the Shareholders of Kofax Limited:

Notice is hereby given of a special general meeting of shareholders (which we refer to as the “Special General Meeting”) of Kofax Limited (which we refer to as “Kofax,” the “Company,” “us,” “our” or “we”) to be convened on May 18, 2015 at 4:00 p.m., UK time at the offices of Dechert LLP at 160 Queen Victoria Street, London, EC4V 4QQ for the following purposes:

•	Proposal 1: to consider and vote on the proposal to approve and adopt (a) the Agreement and Plan of Merger, dated as of March 24, 2015, among Kofax, Lexmark International, Inc. (which we refer to as “Public Parent”), Lexmark International Technology, S.A, a wholly owned subsidiary of Public Parent (which we refer to as “Parent”), and Ariel Investment Company, Ltd., a direct, wholly owned subsidiary of Parent (which we refer to as “Merger Sub” ), which was formed solely for the purpose of effecting the merger (as defined below) and will not conduct any business before the merger (which agreement we refer to as the “Merger Agreement”), a copy of which is included as Annex A to the attached information statement, (b) the agreement required by Section 105 of the Companies Act of 1981 of Bermuda, as amended (which we refer to as the “Companies Act”), the form of which is attached as Exhibit A to the Merger Agreement and which we refer to as the “Statutory Merger Agreement,” and (c) the merger of Kofax and Merger Sub as contemplated by the Merger Agreement (which we refer to as the “Merger”); and

•	Proposal 2: to adjourn the Special General Meeting, if necessary or appropriate, for the solicitation of additional proxies from Kofax shareholders in favor of the above proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

Completion of the Merger is conditioned on, among other things, approval of Proposal 1 above (which we refer to as the “Merger Proposal”).

Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, each common share of Kofax, par value $0.001 per share (which we refer to as the “Kofax Common Shares”) (excluding any dissenting share as to which appraisal rights have been properly exercised under Bermuda law), will be cancelled and converted into the right to receive an amount of cash equal to $11.00 per share (the “Merger Consideration”), less any applicable withholding taxes and without interest, as further described in the Merger Agreement. All Kofax Common Shares that are held by Kofax as treasury stock or held by any wholly owned subsidiary of Kofax, or owned by Public Parent, Parent or any wholly owned subsidiary of Parent immediately before the Merger, will be cancelled and no payment will be made in respect thereof.

As set out in the Merger Agreement, upon the closing of the Merger, each dissenting share shall be cancelled and (unless otherwise required by any applicable laws or orders), converted into the right to receive the Merger Consideration. Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, dissenting shareholders of the Bermuda company are entitled to receive fair value for their shares. Kofax’s board of directors (the “Board” or “Board of Directors”) considers the fair value for each Kofax Common Share to be the Merger Consideration. Any Kofax shareholder who is not satisfied that it has been offered fair value for its Kofax Common Shares and whose Kofax Common Shares are not voted in favor of the Merger may exercise its appraisal rights under Section 106 of the Companies Act to have the fair value of its Kofax Common Shares appraised by the Supreme Court of Bermuda pursuant to applicable law. Any Kofax shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its Kofax Common Shares with the Supreme Court of Bermuda within ONE MONTH of the provision of the notice convening the Special General Meeting.

Only Kofax shareholders of record, as shown on Kofax’s register of members at the close of business on April 8, 2015, will be entitled to notice of, and to vote at, the Special General Meeting and any postponement or adjournment thereof.

The Merger Proposal requires the affirmative vote of the holders of at least three-fourths of the Kofax Common Shares present, in person or by proxy, at the Special General Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes.

Your vote is important. Whether or not you plan to attend the Special General Meeting, please take the time to vote on the proposals by signing and returning the enclosed proxy card or voting instruction form, or by submitting your proxy over the Internet or by telephone, as instructed in the attached information statement, as soon as possible to ensure that your shares may be represented and voted at the Special General Meeting.

Please do not send your certificates representing Kofax Common Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates for cancellation in exchange for the Merger Consideration will be sent to you.

At any time prior to their being voted at the Special General Meeting, proxies are revocable by written notice to the Secretary of Kofax, by a duly executed proxy bearing a later date or by voting in person at the Special General Meeting.

By order of the Board of Directors,

Greg Lock

Chairman of the Board

Hamilton, Bermuda

April 14, 2015

v

INFORMATION STATEMENT	1
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL GENERAL MEETING	1
SUMMARY	9
The Parties to the Merger Agreement	9
Risk Factors	10
The Merger	10
Effects of the Merger	10
Merger Consideration	10
Treatment of Company Equity Awards	10
Reasons for the Merger; Recommendation of the Company Board of Directors	11
The Kofax Special General Meeting	12
Opinion of Financial Advisor	13
Interests of the Company’s Directors and Executive Officers in the Merger	13
Material Tax Consequences of the Merger	13
Regulatory Waiting Periods and Approvals Required for the Merger	14
Expected Timing of the Merger	14
Conditions to the Merger	14
Non-Solicitation of Other Offers	16
Termination of the Merger Agreement	16
Termination Fees and Expenses	17
Specific Enforcement	17
Appraisal Rights	17
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	18
RISK FACTORS	20
THE PARTIES TO THE MERGER	24
Kofax Limited	24
Public Parent and Parent	24
Merger Sub	25
THE KOFAX SPECIAL GENERAL MEETING	26
Date, Time and Place	26
Purposes of the Special General Meeting	26
Record Date and Voting by Kofax Directors and Executive Officers	26
Quorum	26
Required Vote	26

Voting Securities	27
Abstentions and “Broker Non-Votes”	27
Questions and Additional Information	27
PROPOSALS TO BE SUBMITTED TO KOFAX SHAREHOLDERS; VOTING REQUIREMENTS AND RECOMMENDATIONS	28
Proposal 1. Approval and Adoption of the Merger Proposal	28
Proposal 2. Approval for Possible Adjournment of the Special General Meeting	29
THE MERGER	30
Effects of the Merger	30
Background of the Merger	30
Reasons for the Merger; Recommendation of the Company Board of Directors	40
Opinion of Financial Advisor	44
Certain Unaudited Prospective Financial Information Concerning the Company	52
Interests of the Company’s Directors and Executive Officers in the Merger	54
Litigation Relating to the Merger	60
Regulatory Waiting Periods and Approvals Required for the Merger	60
Expected Timing of the Merger	60
THE MERGER AGREEMENT	61
Explanatory Note Regarding the Merger Agreement	61
The Merger	61
Merger Consideration	62
Directors and Officers; Memorandum of Association; Bye-laws	62
Treatment of Stock Options and Restricted Stock	62
Shareholders Seeking Appraisal	62
Payment for the Shares	63
Representations and Warranties	63
Material Adverse Effect Definition	65
Conduct of Business Pending the Merger	66
Efforts to Complete the Merger	67
Conditions to the Merger	68
No Solicitation of Other Offers	69
Termination of the Merger Agreement	71
Termination Fees and Expenses	72
Indemnification and Insurance	73
Employee Matters	73
Specific Enforcement	73
VOTING AGREEMENT	74

Voting Covenants	74
“No Shop” Obligations	74
Termination	74
MATERIAL TAX CONSEQUENCES OF THE MERGER	76
Tax Consequences of the Merger to U.S. Holders	77
Tax Consequences of the Merger to Non-U.S. Holders	79
Backup Withholding	79
Bermuda Tax Consequences	80
UK Tax Consequences	80
APPRAISAL RIGHTS	82
MARKET PRICE INFORMATION	83
SHAREHOLDERS SHARING THE SAME LAST NAME AND ADDRESS	84
BENEFICIAL OWNERSHIP OF KOFAX COMMON SHARES	85
WHERE YOU CAN FIND MORE INFORMATION	86

INFORMATION STATEMENT

The following materials constitute the information statement relating to the Special General Meeting of Kofax Limited which will take place at 4:00 p.m., UK time, on May 18, 2015, at the offices of Dechert LLP at 160 Queen Victoria Street, London, EC4V 4QQ.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND

THE SPECIAL GENERAL MEETING

The following questions and answers highlight selected information from this information statement and may not contain all the information that is important to you. We encourage you to read this entire document carefully.

Q: Why am I receiving this information statement?

A: On March 24, 2015, Kofax Limited, which we refer to as “Kofax,” the “Company,” “us,” “our” or “we”, Lexmark International, Inc., which we refer to as “Public Parent, Lexmark International Technology, S.A., a wholly-owned subsidiary of Public Parent which we refer to as “Parent,” and Ariel Investment Company, Ltd., a direct, wholly owned subsidiary of Parent, which was formed solely for the purpose of effecting the Merger (as defined below) and will not conduct any business before the Merger, which we refer to as “Merger Sub,” entered into an Agreement and Plan of Merger, which we refer to as the “Merger Agreement,” a copy of which is included as Annex A to this information statement, under which Merger Sub will merge into Kofax, which we refer to as the “Merger.” Kofax will survive the merger and become a wholly owned subsidiary of Parent; we refer to the entity surviving the merger as the “surviving company.” Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, each common share of Kofax, par value $0.001 per share (which we refer to as the “Kofax Common Shares”) (excluding any Dissenting Share, as defined below, as to which appraisal rights have been properly exercised under Bermuda law), will be cancelled and converted into the right to receive an amount of cash equal to $11.00 per share (the “Merger Consideration”), less any applicable withholding taxes and without interest, as further described in the Merger Agreement. All Kofax Common Shares that are held by Kofax as treasury stock or held by any wholly owned subsidiary of Kofax, or owned by Public Parent, Parent or any wholly owned subsidiary of Parent immediately before the Merger, will be cancelled and no payment will be made in respect thereof. Kofax Common Shares held by any Kofax shareholder who did not vote in favor of the Merger Proposal (as defined below) who is not satisfied that it has been offered fair value for its Kofax Common Shares may within one month of the giving of the notice convening the Kofax special general meeting (which we refer to as the “Special General Meeting”) apply to the Supreme Court of Bermuda, which we refer to as the “Bermuda Court,” to appraise the fair value of its Kofax Common Shares (each of such shareholders who we refer to as a “Dissenting Shareholder” and which shares we refer to as “Dissenting Shares”). As set out in the Merger Agreement, upon the closing of the Merger, each Dissenting Share shall be cancelled and (unless otherwise required by any applicable laws or orders) converted into the right to receive the Merger Consideration.

In order to complete the Merger, among other things, Kofax shareholders must approve and adopt the Merger Agreement, Statutory Merger Agreement and the Merger (each defined below), which we refer to as the “Merger Proposal.”

In addition, Kofax is soliciting proxies from its shareholders with respect to a proposal to approve an adjournment of the Special General Meeting, if necessary or appropriate, for the solicitation of additional proxies from Kofax shareholders in favor of any of the Merger Proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

Q: When and where is the Special General Meeting?

A: The Special General Meeting will take place at 4:00 p.m., UK time, on May 18, 2015, at the offices of Dechert LLP at 160 Queen Victoria Street, London, EC4V 4QQ.

Q: What is happening at the Special General Meeting?

A: At the Special General Meeting, Kofax shareholders will be asked:

•	Proposal 1: to consider and vote on the Merger Proposal;

•	Proposal 2: to approve an adjournment of the Special General Meeting, if necessary or appropriate, for the solicitation of additional proxies from Kofax shareholders in favor of the Merger Proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

Q: What will happen in the Merger?

A: If Kofax shareholders approve and adopt the Merger Proposal and all other conditions to the Merger have been satisfied or waived, Merger Sub will merge with and into Kofax, upon the terms and subject to the conditions set forth in the Merger Agreement. Upon the closing of the Merger, the separate corporate existence of Merger Sub will cease and Kofax will survive as a wholly owned subsidiary of Parent with Merger Sub being struck off the register in Bermuda.

Q: What will Kofax shareholders receive in the Merger?

A: Under the terms of the Merger Agreement, each Kofax Common Share issued and outstanding immediately before the effective time of the Merger (excluding any Dissenting Shares as to which appraisal rights have been properly exercised under Bermuda law), will be cancelled and converted into the right to receive an amount of cash equal to the Merger Consideration, less any applicable withholding taxes and without interest. All Kofax Common Shares that are held by Kofax as treasury stock or held by any wholly owned subsidiary of Kofax, or owned by Public Parent, Parent or held by any wholly owned subsidiary of Parent immediately before the Merger, will be cancelled and no payment will be made in respect thereof.

As set out in the Merger Agreement, upon the closing of the Merger, each Dissenting Share shall be cancelled and (unless otherwise required by any applicable laws or orders) converted into the right to receive the Merger Consideration.

Q: Are shareholders able to exercise appraisal rights?

A: Dissenting Shareholders may exercise, within one month after the date the notice convening the Special General Meeting is deemed to have been given, appraisal rights under Bermuda law to have the fair value of their Kofax Common Shares appraised by the Bermuda Court subject to compliance with all of the required procedures, as described in the sections of this information statement titled “Appraisal Rights” and “The Merger Agreement—Shareholders Seeking Appraisal.”

Q: When do the parties expect to complete the Merger?

A: The parties expect to complete the Merger by the end of the second calendar quarter of 2015, although there can be no assurance that the parties will be able to do so. The closing of the Merger is subject to customary closing conditions, including shareholder approvals and receipt of certain regulatory approvals. Please see the section of this information statement titled “The Merger Agreement—Conditions to the Merger” for more information.

Q: What happens if the Merger is not completed?

A: If the Merger Proposal is not approved by the required number of Kofax shareholders or if the Merger is not completed for any other reason, Kofax shareholders will not receive any Merger Consideration for their Kofax Common Shares. Instead, Kofax shareholders will continue to own their Kofax Common Shares, Kofax will remain an independent public company and Kofax Common Shares will continue to be registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and traded on the Nasdaq Global Select Market (which we refer to as the “NASDAQ”). If the Merger Agreement is terminated, under specified circumstances, including termination to enter into a superior proposal, Kofax will be required to pay Parent a termination fee of $35.0 million, as described in the sections of this information statement titled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expenses.”

Q: What are the material tax consequences of the Merger?

A: The exchange of Kofax Common Shares for cash pursuant to the Merger Agreement generally will be a taxable transaction to U.S. holders (as defined in the section of this information statement titled “Material Tax Consequences of the Merger”) for U.S. federal income tax purposes. If you are a U.S. holder and you exchange your Kofax Common Shares in the Merger, you will generally recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received by you in the Merger and your adjusted tax basis in your Kofax Common Shares.

If you are a UK tax resident shareholder, please refer to the section titled “Material Tax Consequences—UK Tax Consequences” for more information about your tax position.

YOU SHOULD READ “MATERIAL TAX CONSEQUENCES” FOR A MORE DETAILED DISCUSSION OF THE TAX CONSEQUENCES OF THE MERGER. TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, THE PARTIES URGE YOU TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Q: What shareholder vote is required to approve the items to be voted on at the Special General Meeting, including the Merger?

A: The affirmative vote of three-fourths of the votes cast thereon at the Special General Meeting, at which a quorum of two or more shareholders present in person or by proxy will be required to approve and adopt the Merger Proposal. The affirmative vote of a majority of the votes cast at the Special General Meeting, at which a quorum is present in accordance with Kofax’s bye-laws, is required to approve the adjournment proposal.

Q: How does Kofax’s board of directors recommend that Kofax shareholders vote?

A: Kofax’s board of directors (which we refer to as the “Board of Directors” or the “Board”) taking into consideration the reasons discussed under “The Merger—The Company’s Reasons for the Merger” has unanimously (1) determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is fair to, and in the best interests of Kofax, (2) approved the Merger Agreement, the agreement required by Section 105 of the Companies Act of 1981 of Bermuda, as amended (which we refer to as the “Companies Act”), the form of which is attached as Exhibit A to the Merger Agreement and which we refer to as the “Statutory Merger Agreement,” and the transactions contemplated thereby and (3) resolved that the Merger Proposal be submitted to the Kofax shareholders for their consideration at the Special General Meeting. Accordingly, Kofax’s Board of Directors recommends that Kofax shareholders vote (1) “FOR” the Merger Proposal and (2) “FOR” the other proposal described in this information statement.

Q: Has Kofax’s board of directors sought any opinion to determine the fairness of the Merger Consideration to Kofax’s shareholders?

A: Kofax has retained Lazard Frères & Co. LLC (which we refer to as “Lazard”) to provide to its Board certain services in relation to a possible merger, sale or other strategic business combination, including to provide an opinion to our Board of Directors as to the fairness to the holders of Kofax Common Shares of the consideration to be paid to such holders in any such transaction. At the meeting of our Board on March 24, 2015 Lazard rendered its oral opinion to the Board of Directors, subsequently confirmed in a written opinion dated March 24, 2015, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration of $11.00 per Kofax Common Share in cash to be paid to the holders of Kofax Common Shares (other than Dissenting Shares and Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Lazard’s opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Lazard in rendering its opinion. Lazard’s opinion was directed to Kofax’s Board of Directors and addresses only the fairness, from a financial point of view, of the Merger Consideration to be paid to holders of Kofax Common Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of Kofax Common Shares should vote on the Merger or any matter related thereto.

The full text of the written opinion of Lazard is attached hereto as Annex C. We encourage you to read the opinion carefully and in its entirety. For a summary of the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Lazard in rendering its opinion, please see the section of this information statement entitled “The Merger– Opinion of the Company’s Financial Advisor.”

Q: Is Parent’s financial condition relevant to my decision to vote in favor of the proposals?

A: We do not think Parent’s financial condition is material to your decision whether to approve the Merger Proposal because there is no financing condition to the completion of the Merger and Parent has cash on hand and existing borrowing capacity that will be sufficient to finance the Merger. In addition, Parent is a subsidiary of Public Parent. Public Parent has agreed to unconditionally and irrevocably guarantee the obligations of Parent under the Merger Agreement and to cause all amounts owed by Parent in connection with closing of the Merger Agreement to be paid.

Q: Does Parent have the financial resources to complete the Merger?

A: Parent has sufficient cash on hand and existing borrowing capacity to complete the transactions contemplated by the Merger Agreement, including any cash that may be required to pay fees, expenses and other related amounts. Completion of the Merger is not subject to any financing condition or contingency.

Q: Who is entitled to vote at the Special General Meeting?

A: Only holders of record of Kofax Common Shares as of the close of business on April 8, 2015, the record date for purposes of the Special General Meeting, are entitled to notice of, and to vote at, the Special General Meeting and any adjournment or postponement thereof.

Q: Are there any voting agreements with existing shareholders?

A: Yes. Concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (referred to as the “Voting Agreement”) with certain shareholders affiliated with Messrs. William T. Comfort III and James A. Urry, and certain of our directors, which persons collectively owned, 24,746,942 Kofax Common Shares as of March 24, 2015, representing approximately 25.0% of the Company’s outstanding Kofax Common Shares as of such date. Under the Voting Agreement, such persons have agreed and have granted a proxy to Parent, subject to the terms and conditions of the Voting Agreement, to vote all of the Kofax Common Shares owned by them in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.

Q: What interests do the directors and executive officers of our company have in the Merger?

A: In considering the recommendation of our Board of Directors with respect to the Merger Agreement and the Merger, you should be aware that our Remuneration Committee and Board approved, in connection with the execution of the Merger Agreement, certain additional compensation and arrangements for certain of our executive officers and executive directors that provide them interests in the Merger that may be different from, or in addition to, the interests of other Kofax shareholders, including:

•	Certain of our executive officers may be entitled to payments and benefits under their employment agreements and equity award agreements in connection with the Merger;

•	As described in detail below in “Summary–Treatment of Company Equity Awards,” each outstanding stock option and restricted stock unit award relating to Kofax Common Shares (including those held by our executive officers and employee directors will be converted at the Effective Time into stock option and restricted stock unit awards (as applicable) covering shares of Public Parent (“Public Parent Common Stock”). The option and restricted stock unit awards covering shares of Public Parent Common Stock generally will have the same terms and conditions (including time-based vesting schedule and settlement dates) as the awards from which they were converted, except that the restricted stock unit awards covering Public Parent Common Stock will vest solely based on the passage of time (with all performance conditions being deemed satisfied at target with respect to Kofax restricted stock unit awards for which the performance period ends after December 30, 2014).

•

Certain indemnification and insurance provisions set forth in the Merger Agreement, including Parent’s agreement that the surviving company from the Merger will maintain, for six years after the Effective Time, a director’s and officer’s tail liability insurance policy covering all individuals covered under Kofax’s current such policy in respect of acts or omissions occurring prior to the Effective Time, with coverage terms and for amounts no less favorable than those under Kofax’s current policy, provided that the surviving company shall not be obligated to pay an aggregate premium in excess of 300% of the amount per annum we paid in our last fiscal year.

For additional details, see “The Merger–Interests of the Company’s Directors and Executive Officers in the Merger.”

Our Board of Directors was aware of these different or additional interests in determining to approve and adopt the Merger Agreement and the Merger, and to recommend to Kofax’s shareholders that they vote in favor of the Merger Proposal.

Q: What do I need to do now?

A: The parties urge you to read carefully this information statement, including its annexes and the documents incorporated by reference herein. You also are encouraged to review the documents referenced under the section of this information statement titled “Where You Can Find More Information” and consult with your accounting, legal and tax advisors.

Q: How do I vote my shares?

A: Shareholder of Record. If your Kofax Common Shares are registered directly in your name, then you are considered a shareholder of record with respect to those shares and this information statement and a proxy card were sent to you directly by Kofax. As a Kofax shareholder of record, you may vote by completing, dating, signing and mailing the enclosed Kofax proxy card in the return envelope provided as soon as possible or by following the instructions on the Kofax proxy card to submit your proxy by telephone or over the Internet at the website indicated. Completion of the proxy via the Internet is possible through 11:00 a.m. UK Time on the business day before the Special General Meeting. Kofax shareholders of record may also vote by attending the Special General Meeting in person. However, whether or not you plan to attend the Special General Meeting in person, we encourage you to vote your shares in advance to ensure that your vote is represented at the Special General Meeting.

Beneficial Owner of Shares Held in Street Name. If your Kofax Common Shares are held in the name of a bank, broker or other similar organization or nominee, then you are considered a beneficial owner of such shares held for you in what is known as “street name.” Most shareholders of Kofax hold their Kofax Common Shares in “street name.” If your Kofax Common Shares are held in street name, this information statement has been forwarded to you by your bank, broker or other organization or nominee together with a voting instruction form. You may vote by completing and returning your voting instruction form to your broker. Please review the voting instruction form to see if you are able to submit your voting instructions by telephone or over the Internet. The organization or nominee holding your account is considered the shareholder of record for purposes of voting at the Special General Meeting. As a beneficial owner, you have the right to instruct the organization that holds your shares of record how to vote the Kofax Common Shares that you beneficially own. If you are a beneficial owner of Kofax Common Shares held in “street name” rather than a shareholder of record, you may only vote your Kofax Common Shares in person at the Special General Meeting if you obtain and bring a letter from the organization or nominee holding your Kofax Common Shares identifying you as the beneficial owner of those shares and authorizing you to vote your Kofax Common Shares at the Special General Meeting.

Q: If my Kofax Common Shares are held in “street name,” will my broker vote my shares for me?

A: If you are a beneficial owner of Kofax Common Shares whose shares are held in “street name,” you must instruct your broker, or such other organization or nominee that holds your shares of record, how to vote your shares at the Special General Meeting. If you do not direct your broker regarding how to vote your Kofax Common Shares, your shares will not be voted at the Special General Meeting because your broker does not have discretionary authority to vote your shares on the Merger Proposal being brought before the Special General Meeting. This is called a “broker non-vote.” A “broker non-vote” will be counted for purposes of establishing a quorum at the Special General Meeting, provided that your broker is in attendance in person or by proxy. A “broker non-vote” will not have the effect of a vote for or against a proposal voted upon at the Special General Meeting, but it will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting. It is important that you provide your broker with instructions on how to vote your Kofax Common Shares by submitting your voting instruction form, or alternatively obtain a letter from your broker allowing you to attend and vote at the Special General Meeting in person, to avoid a “broker non-vote.”

Q: What do I do if I want to change my vote?

A: You may change your vote at any time before the vote takes place at the Special General Meeting. To do so, you may either complete and submit a new proxy card with a later date by mail or send a written notice to the Secretary of Kofax stating that you would like to revoke your proxy. You may also complete and submit a new proxy by telephone or over the Internet. In addition, you may elect to attend the Special General Meeting and vote in person, as described above. If you are a Kofax shareholder and you hold your shares through a bank, broker or other nominee, you may revoke the instructions only by informing the bank, broker or nominee in accordance with any procedures established by that nominee.

Q: What effect do abstentions and “broker non-votes” have on the proposals?

A: Abstentions and, if applicable, “broker non-votes” will be counted toward the presence of a quorum at the Special General Meeting, but will not be considered votes cast on the Merger Proposal brought before the Special General Meeting. Because the vote required to approve the Merger Proposal is the affirmative vote of the specified required percentage of the votes cast assuming a quorum is present, an abstention or, if applicable, a “broker non-vote” with respect to any proposal to be voted on at the Special General Meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

Q: Who should Kofax shareholders contact with any additional questions?

A: If you have additional questions about the Merger, you should contact Georgeson, Kofax’s proxy solicitor, at:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, brokers and shareholders in the U.S.: (866) 296-5716

International callers: (781) 575-2137

Email: Kofax@georgeson.com

If you are a Kofax shareholder and you would like additional copies of this information statement or if you need assistance voting your shares, you should contact Georgeson at the address and/or telephone numbers set forth above.

Q: Where can I find more information about the companies?

A: You can find more information about Parent and Kofax in the documents described under the section of this information statement titled “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information from this information statement and may not contain all of the information that is important to you. To fully understand the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of March 24, 2015 (the “Merger Agreement”), by and among Lexmark International, Inc. (“Public Parent”) Lexmark International Technology, S.A., a wholly-owned subsidiary of Public Parent (“Parent”), Ariel Investment Company, Ltd., a direct, wholly owned subsidiary of Parent, which was formed solely for the purpose of effecting the Merger and will not conduct any business before the Merger (“Merger Sub”), and Kofax Limited, and for a more complete description of the legal terms of the Merger, you should carefully read this entire information statement, the annexes attached to this information statement and the documents referred to or incorporated by reference in this information statement. We have included page references in parentheses to direct you to the appropriate place in this information statement for a more complete description of the topics presented in this summary. In this information statement, the terms “Kofax,” “Company,” “we,” “us” and “our” refer to Kofax Limited. All references in this information statement to terms defined in the notice to which this information statement is attached have the meanings provided in that notice. All references to defined terms not defined herein or in the notice to which this information statement is attached shall have the meanings ascribed to them in the Merger Agreement attached as Annex A to this information statement. The Company, following the completion of the Merger, is sometimes referred to in this information statement as the “surviving company.”

The Parties to the Merger Agreement (see page 24)

Kofax Limited. Kofax is a leading provider of smart process applications software and related maintenance and professional services for the business critical First Mile™ of interactions between businesses, government agencies and other entities (collectively, “organizations”) and their customers, citizens, vendors, employees and other parties (collectively, “constituents”). Our software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from constituents, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations. Our software is designed to streamline critical information processing, which we believe allows our users to be more responsive to their constituents, and is intended to enable our customers to provide better service, gain competitive advantage and grow their organizations while reducing their costs and improving their regulatory compliance. We operate on a global basis, and as of March 31, 2015, we had 1,555 employees located in 33 countries.

Kofax’s common shares, par value $0.001 per share (“Kofax Common Shares”) are listed with, and trade on, the Nasdaq Global Select Market (the “NASDAQ”) under the symbol “KFX.”

Kofax’s principal executive offices are located at 15211 Laguna Canyon Road, Irvine, California 92618; its telephone number is (949) 783-1000; and its Internet website address is www.kofax.com. The information provided on or accessible through Kofax’s website is not part of this information statement and is not incorporated in this information statement by this or any other reference to its website provided in this information statement.

Additional information about Kofax is included in documents incorporated by reference into this information statement. See “Where You Can Find More Information” on page 87.

Public Parent & Parent. Parent is a subsidiary of Public Parent. Public Parent is a leading developer, manufacturer and supplier of printing, imaging, device management, managed print services, document workflow and business process and content management solutions. Public Parent operates in the office printing and imaging, enterprise content management, business process management, document output management, intelligent data capture and search software markets. Its products include printers, multifunction devices, and imaging and workflow software solutions. Public Parent’s offerings make it easier for businesses of all sizes to improve their business processes by enabling them to capture, manage and access unstructured business information while speeding the movement and management of information between the paper and digital worlds. Public Parent operates on a global basis, and as of December 31, 2014, Public Parent had 12,700 employees across the United States, Europe, Canada, Latin America, Asia Pacific, the Middle East and Africa.

Public Parent’s principal executive offices are located at 740 W. New Circle Road, Lexington, KY 40550; its telephone number is (859) 232-2000; and its Internet website address is www.lexmark.com. The information provided on or accessible through Public Parent’s website is not part of this information statement and is not incorporated in this information statement by this or any other reference to its website provided in this information statement.

Merger Sub. Merger Sub, a subsidiary of Parent, is a Bermuda exempted company that was recently formed and has no operations. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into Kofax, with Kofax surviving the Merger as a subsidiary of Parent.

The principal executive offices of Merger Sub are located at 740 W. New Circle Road, Lexington, KY 40550 and its telephone number is (859) 232-2000.

Risk Factors (see page 20)

You should carefully consider the risks described in the section of this information statement titled “Risk Factors” before deciding whether to vote for approval of the merger proposal.

The Merger (see page 30)

A copy of the Merger Agreement is attached as Annex A to this information statement. We encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Merger.

Effects of the Merger (see page 30)

If the Merger is completed, at the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into Kofax. Kofax will survive the Merger as a wholly owned subsidiary of Parent.

Merger Consideration (see page 30)

Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Kofax shareholders will have the right to receive $11.00 in cash (the “Merger Consideration”), without interest, less any deduction for withholding taxes required by applicable law, for each Kofax Common Share that they own immediately prior to the Effective Time.

Treatment of Company Equity Awards (see page 30)

Each option to purchase Kofax Common Shares that is outstanding as of immediately prior to the Effective Time (a “Kofax Option”) will be converted into an option to purchase shares of Public Parent

Common Stock (“Public Parent Option”). The terms and conditions, including, without limitation, vesting schedule, applicable to each Public Parent Option will be consistent with those of the Kofax Option from which it was converted, except that (i) the number of shares of Public Parent Common Stock covered by a Public Parent Option will equal the product of (X) the number of Kofax Common Shares covered by the Kofax Option from which it was converted and (Y) the quotient of the Merger Consideration divided by the closing price of Public Parent Common Stock on the date immediately preceding the Effective Time (the “Exchange Ratio”) and (ii) the per share exercise price of a Public Parent Option will equal the quotient of (X) the per share exercise price of the Kofax Option from which it was converted and (Y) the Exchange Ratio. Kofax Options that have an exercise price denominated in a currency other than US dollars will have their exercise price converted to US dollars.

Each restricted stock unit award covering Kofax Common Shares that is outstanding as of immediately prior to the Effective Time (a “Kofax RSU”) will be converted into a restricted stock unit award to be settled in Public Parent Common Stock (“Public Parent RSU”). The terms and conditions, including, without limitation, time-based vesting schedule and settlement dates, applicable to each Public Parent RSU will be consistent with those of the Kofax RSU from which it was converted, except that the number of shares of Public Parent Common Stock covered by a Public Parent RSU will equal the product of (X) the number of Kofax Common Shares covered by the Kofax RSU from which it was converted and (Y) the Exchange Ratio. In addition, the performance conditions applicable to each Kofax RSU for which the performance period has not ended as of December 30, 2014 will be waived (as more fully detailed in the remainder of this paragraph). Accordingly, each Public Parent RSU will vest following the Merger based solely on continued employment. For purposes of determining the number of Kofax Common Shares covered by a Kofax RSU, (i) the actual number of Kofax Common Shares earned will be used for Kofax RSUs that are vested as of immediately prior to the Effective Time, (ii) with respect to Kofax RSUs for which the performance period has ended on or prior to December 30, 2014 but which are not vested as of the Effective Time, the actual number of Kofax Common Shares earned in respect of performance will be used, (iii) with respect to Kofax RSUs for which the performance period ended after December 30, 2014 but prior to the Effective Time, the number of Kofax Common Shares that will be earned based on the target level of performance will be used, and (iv) with respect to Kofax RSUs for which the performance period has not ended as of the Effective Time, the number of Kofax Common Shares that would be earned based on the target level of performance will be used.

The assumption of outstanding equity awards by Public Parent pursuant to the Merger Agreement is intended to not be a taxable event to the holder of such outstanding equity award for U.S. federal tax purposes; however, such position is not free from doubt and the U.S. Internal Revenue Service could disagree with such position.

Reasons for the Merger; Recommendation of the Company Board of Directors (see page 40)

After careful consideration, the board of directors of the Company (the “Board” or “Board of Directors”) unanimously (1) determined that the Merger, on the terms and conditions set forth in the Merger Agreements, is fair to, and in the best interests of, Kofax, (2) approved the Merger Agreements and the transactions contemplated thereby and (3) resolved that the Merger Proposal be submitted to Kofax shareholders for their consideration at the Special General Meeting. Accordingly, Kofax’s board of directors unanimously recommends that Kofax shareholders vote (1) “FOR” the Merger Proposal and (2) “FOR” the other proposal described in this information statement. Certain factors considered by the Board in reaching its decision to approve the Merger Agreement can be found in “The Merger—Reasons for the Merger; Recommendation of the Company Board of Directors” beginning on page 40.

The Kofax Special General Meeting (page 26)

The Special General Meeting will take place at 4:00 p.m., UK time, on May 18, 2015, at the offices of Dechert LLP at 160 Queen Victoria Street, London, EC4V 4QQ. At the Special General Meeting, Kofax shareholders will be asked:

•	Proposal 1: to consider and vote on the Merger Proposal; and

•	Proposal 2: to approve an adjournment of the Special General Meeting, if necessary or appropriate, for the solicitation of additional proxies from Kofax shareholders in favor of the Merger Proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

Kofax Record Date and Voting by Kofax Directors and Executive Officers

Only Kofax shareholders of record, as shown on Kofax’s register of members, at the close of business on April 8, 2015, the record date for purposes of the Special General Meeting, will be entitled to notice of, and to vote at, the Special General Meeting or any adjournment or postponement thereof. As of April 8, 2015, the record date for purposes of the Special General Meeting, there were 92,215,845 Kofax Common Shares issued and outstanding. As of the same date, Kofax directors, executive officers and their affiliates had the right to vote 13,390,549 Kofax Common Shares, representing approximately 14.5% of the total Kofax Common Shares issued and outstanding. Kofax currently expects that all of its directors and executive officers will vote “FOR” each proposal on the Kofax proxy card.

Quorum

The quorum required at the Special General Meeting is two or more shareholders present in person or by proxy.

Required Vote

The vote required for each of the proposals is set forth below under the description of each proposal. See the section of this information statement titled “Proposals to be Submitted to Kofax Shareholders; Voting Requirements and Recommendations.”

Voting Securities

As of April 8, 2015, the record date for purposes of the Special General Meeting, there were 92,215,845 Kofax Common Shares issued and outstanding. Kofax Common Shares are the only class of Kofax securities that are entitled to vote at the Special General Meeting or any adjournment or postponement thereof.

Each Kofax Common Share entitles its holder to one vote on each matter that is voted upon at the Kofax Special General Meeting or any adjournment or postponement thereof.

Abstentions and Broker Non-Votes

Abstentions and, if applicable, “broker non-votes” will be counted toward the presence of a quorum at the Special General Meeting, but will not be considered votes cast on any proposal brought before the Special General Meeting. Because the vote required to approve the proposals to be voted upon at the Special General Meeting is the affirmative vote of the specified required percentage of the votes cast assuming a quorum is present, an abstention or, if applicable, a “broker non-vote” with respect to any proposal to be voted on at the Special General Meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

Opinion of Financial Advisor (see page 43)

Lazard Frères & Co. LLC (“Lazard”) was retained by Kofax to act as its financial advisor in connection with the proposed Merger. On March 24, 2015, at a meeting of the Board held to evaluate the proposed Merger, Lazard rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated the same date, to the effect that as of that date, and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the Merger Consideration to be paid to holders of Kofax Common Shares (other than certain excluded shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this information statement as Annex C. This summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard’s opinion, this section and the summary of Lazard’s opinion below carefully and in their entirety. The engagement of Lazard and its opinion were for the benefit of the Board (in its capacity as such) and Lazard’s opinion was rendered to the Board in connection with its evaluation of the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to holders of Kofax Common Shares (other than to holders of certain excluded shares) of the Merger Consideration to be paid to such holders in the Merger. Lazard’s opinion was not intended to, and did not, constitute a recommendation to any holder of Kofax Common Shares as to how such holder should vote at the special meeting or take any other action with respect to the Merger.

Interests of the Company’s Directors and Executive Officers in the Merger (see page 54)

In considering the recommendation of the Board to adopt the Merger Agreement, you should be aware that the Company’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of Company shareholders generally, as described below in “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 54.

Material Tax Consequences of the Merger (see page 76)

The exchange of Kofax Common Shares for cash in the Merger will generally be a taxable transaction to U.S. holders (as defined herein) for United States federal income tax purposes. In general, a U.S. holder whose Kofax Common Shares are converted to cash in the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received with respect to such shares and the U.S. holder’s adjusted tax basis in such shares, and a non-U.S. holder (as defined herein) whose Kofax Common Shares are so converted will not be subject to U.S. federal income tax on any such gain or loss (except in certain circumstances, as described more fully herein).

The UK tax consequences for UK holders of Kofax Common Shares are discussed in “Material Tax Consequences of the Merger—UK Tax Consequences.”

You should read “Material Tax Consequences of the Merger” beginning on page 76 for a more detailed discussion of the United States federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Merger to you.

Regulatory Waiting Periods and Approvals Required for the Merger (see page 59)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Merger may not be completed until the Company and Parent have filed notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and the applicable waiting period has expired or been terminated. On April 7, 2015, the Company and Parent each filed a Notification and Report Form with the Antitrust Division and the Federal Trade Commission and requested an early termination of the waiting period. If the early termination is not granted and a request for additional information by the relevant antitrust authorities is not made, the waiting period will expire at 11:59 p.m. on May 7, 2015.

Under applicable German law, the Merger may only be completed if it is approved by the German Federal Cartel Office (the “FCO”). The statutory Phase I review period ends on May 11, 2015. If the FCO is able to ascertain during the Phase I review period that the notified transaction does not raise substantive competition concerns in Germany, it will issue an informal clearance letter, sometimes before final expiry of the period. The FCO may conduct an in-depth Phase II review that extends the review period to a total of four months (i.e., until August 11, 2015). After a Phase II review, the FCO may prohibit the transaction if the consummation of the transaction absent proposed conditions and/or obligations would lead to a significant impediment of effective competition, in particular due to the creation or strengthening of a dominant market position. Public Parent filed the applicable notification with the FCO on April 10, 2015.

Expected Timing of the Merger (see page 60)

We expect to complete the Merger by the end of the second calendar quarter of 2015. However, the Merger is subject to customary conditions and it is possible that factors outside the control of the parties could result in the Merger being completed at a later time, or not at all.

Conditions to the Merger (page 67)

Each party’s obligations to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the requisite Kofax shareholder approval shall have been obtained;

•	any waiting period (or extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

•	any applicable foreign antitrust and similar regulatory clearances required for the consummation of the Merger shall have been obtained from the relevant governmental entities; and

•	no governmental entity with material relevant jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of enjoining or otherwise prohibiting consummation of the Merger.

The obligation of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent and Merger Sub of the following conditions:

•	the representations and warranties of Kofax set forth in the Merger Agreement:

•	relating to capital stock and finders’ or brokers’ fees being true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time or, if given as of some other time, as of such other time (except for de minimis inaccuracies);

•	relating to corporate authority and approval, the Company shareholder vote, and takeover statutes being true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time or, if given as of some other time, as of such other time; and

•	all representations and warranties other than those set forth in the above bullets being true and correct and made without giving effect to any limitation as to “materiality” or “Company material adverse effect,” (see “The Merger Agreement— Material Adverse Effect Definition” beginning on page 65 for a description of the definition of Company Material Adverse Effect) being true and correct as of the date of the Merger Agreement and as of the Effective Time or, if given as of some other time, as of such other time, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company material adverse effect;

•	Kofax shall have performed in all material respects all obligations required to be performed by us under the Merger Agreement;

•	since March 24, 2015, there shall not have occurred a Company material adverse effect or any event of change that is reasonably likely to have, individually or in the aggregate, a Company material adverse effect; and

•	Parent shall have received a certificate signed by Kofax’s chief executive officer certifying satisfaction of certain of the above conditions.

Kofax’s obligation to effect the Merger is further subject to the satisfaction or waiver by Kofax of the following conditions:

•	the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time or, if given as of some other time, as of such other time;

•	Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement; and

•	Kofax shall have received a certificate signed by an officer of Parent certifying satisfaction of each of the above conditions.

Non-Solicitation of Other Offers (see page 69)

The Merger Agreement contains a “no-shop” provision that prohibits Kofax from, among other things, (i) initiating, soliciting or encouraging any inquiry or the making of an alternative acquisition proposal, (ii) engaging in, entering into, continuing or otherwise participating in any discussions or negotiations with any person with respect to an alternative acquisition proposal or (iii) entering into any acquisition agreement, letter of intent, memorandum of understanding or similar agreements relating to an alternative acquisition proposal.

The Board may withdraw or withhold, or modify, amend or qualify in a manner adverse to Parent, its recommendation that Kofax shareholders approve the Merger Proposal under certain circumstances described in the Merger Agreement.

For a more detailed description of the restrictions on solicitation of alternative acquisition proposals by Kofax and the ability of the Board to change its recommendation, see the section of this information statement titled “The Merger Agreement—No Solicitation of Other Offers.”

Termination of the Merger Agreement (see page 71)

The Merger Agreement may be terminated at any time prior to the completion of the Merger:

•	by mutual written consent of Kofax, Parent and Merger Sub;

•	by either Kofax or Parent:

•	if the Merger is not consummated by September 30, 2015 (the “outside date”), except that if the closing conditions relating to the HSR Act or other applicable antitrust laws or government injunctions prohibiting the Merger are not satisfied by such date, the outside date will be extended to December 31, 2015, subject to the exception that the right to terminate pursuant to this provision will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the outside date; or

•	if the Merger Proposal is not approved by the requisite shareholder vote;

•	if any laws of any governmental entity prohibit consummation of the Merger;

•	if any order, judgment, injunction, award, decree or writ handed down, adopted or imposed restrains, enjoins or otherwise prohibits consummation of the Merger and such order, judgment, injunction, award, decree or writ handed down, adopted or imposed has become final and nonappealable; or

•	if there is a breach by Parent or Merger Sub on one hand, or Kofax, on the other hand, of any representation, warranty, covenant or agreement set forth in the Merger Agreement which breach would result in the failure to satisfy one or more of the mutual conditions to closing or, in the case of a breach by Kofax, a condition to Parent’s and Merger Sub’s obligation to close and, in the case of a breach by Parent or Merger Sub, a condition to Kofax’s obligation to close and such breach is incapable of being cured by the outside date;

•	by Kofax in the event that any of the following occurs:

•	the Board approves, in full compliance with the terms of the Merger Agreement, Kofax’s entry into an agreement in respect of a superior proposal;

•	by Parent in the event that any of the following occurs:

•	a Company adverse recommendation change by the Board; or

•	the Board willfully and intentionally breaches or fails to perform the covenants and agreements with respect to holding a shareholders meeting or with respect to its non-solicitation covenants.

Termination Fees and Expenses (see page 72)

The Merger Agreement contains certain termination rights for Kofax and Parent. Upon termination of the Merger Agreement to enter into a superior proposal, or under certain other specified circumstances, Kofax will be required to pay to Parent a termination fee in the amount of $35.0 million. See “The Merger Agreement—Termination Fees and Expenses” beginning on page 72 for a discussion of the circumstances under which such a termination fee will be required to be paid.

Specific Enforcement (see page 73)

The Merger Agreement provides that in the event of any breach or threatened breach by any party of any covenant or obligation contained in the Merger Agreement, the non-breaching party will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek to obtain a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and an injunction restraining the breach or threatened breach.

Appraisal Rights (see page 82)

Under Bermuda law, Kofax shareholders have rights of appraisal, where those who do not vote in favor of the Merger Proposal and who are not satisfied that they have been offered a fair price for their shares will be permitted to apply to the Bermuda Court within a certain time frame for appraisal of the fair value of their shares. See the sections of this information statement titled “Appraisal Rights” and “The Merger Agreement—Shareholders Seeking Appraisal” for a discussion of the appraisal rights of the fair value of the Kofax Common Shares.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement, and the documents to which we refer you in this information statement, contain certain “forward-looking” statements as that term is defined by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are predictive in nature, that depend on or relate to future events or conditions, or that include words such as “believes,” “anticipates,” “expects,” “continues,” “predicts,” “potential,” “contemplates,” “may,” “will,” “likely,” “could,” “should,” “estimates,” “intends,” “plans” and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors:

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the failure to satisfy any condition to consummation of the Merger, including receipt of regulatory approvals;

•	the occurrence of certain circumstances that, under the Merger Agreement, would require Kofax to pay a termination fee of $35.0 million;

•	changes in the business or operating prospects of Kofax;

•	the ability of Kofax to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners pending the consummation of the Merger;

•	the outcome of any legal proceedings that may be instituted against Kofax and/or others relating to the Merger Agreement, and the transactions contemplated thereby, including the Merger;

•	the impact of legislative, regulatory and competitive changes and other risk factors relating to the industries in which Kofax operates, as detailed from time to time in Kofax’s reports filed or furnished with the SEC;

•	limitations placed by the Merger Agreement on Kofax’s ability to operate the business;

•	the amount of the costs, fees, expenses, impairments and other charges related to the Merger;

•	diversion of Kofax management’s attention from ongoing business concerns;

•	certain presently unknown or unforeseen factors, including, but not limited to, acts of terrorism and natural disasters; or

•	other risks detailed in Kofax’s reports filed or furnished with the SEC, including, but not limited to, those described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Kofax’s annual report on Form 20-F for the year ended June 30, 2014.

There can be no assurance that the Merger will in fact be consummated.

We believe that the assumptions on which our forward-looking statements are based are reasonable. However, we cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this information statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Forward-looking statements speak only as of the date of this information statement or the date of any document incorporated by reference in this document. Except as required by applicable law or regulation, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

RISK FACTORS

In addition to the other information included or incorporated by reference into this information statement, including the matters addressed in the section of this information statement titled “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote in favor of the Merger Proposal. You should also read and consider carefully the other information in this information statement and the other documents incorporated by reference into this information statement. See the section of this information statement titled “Where You Can Find More Information” for information on how you can view Kofax’s incorporated documents.

Failure to complete the Merger could negatively impact the price of Kofax Common Shares, as well as materially and adversely affecting its future business and financial results.

The Merger Agreement contains a number of conditions precedent that must be satisfied or waived prior to the completion of the Merger. There are no assurances that all of the conditions to the Merger will be so satisfied or waived. If the conditions to the Merger are not satisfied or waived, then Parent and Kofax may be unable to complete the Merger. See the section of this information statement titled “The Merger Agreement—Conditions to the Merger” for a discussion of the conditions to the Merger.

If the Merger is not completed, the ongoing business of Kofax may be adversely affected as a result of the following:

•	the attention of management of Kofax will have been diverted to the Merger instead of being directed solely to its own operations and the pursuit of other opportunities that could have been beneficial to it;

•	the manner in which customers, suppliers, resellers and other third parties perceive Kofax may be negatively impacted, which in turn could affect its ability to compete for or realize new business or obtain renewals in the marketplace;

•	the price of Kofax’s Common Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•	the loss of time and resources; and

•	Kofax may be required, in certain circumstances, to pay a termination fee of $35.0 million, as provided in the Merger Agreement.

Kofax also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Kofax to perform its obligations under the Merger Agreement. If the Merger is not completed, these risks may materialize and may adversely affect the price of Kofax’s Common Shares, its business, financial condition, results of operations or prospects.

Additionally, in approving the Merger Agreement and the Statutory Merger Agreement and the transactions contemplated thereby, each of the boards of directors of Kofax and Parent considered a number of factors and potential benefits, including, in the case of Kofax, the fact that the Merger Consideration to be paid to the Kofax shareholders represented a premium of approximately 44% over the closing share price of the Kofax Common Shares on March 24, 2015, the last trading day prior to the execution of the Merger Agreement, and a premium of approximately 62% over the three-month weighted average price of the Kofax Common Shares, and, in the case of Parent, its belief that the acquisition of Kofax’s business will further Parent’s strategy to produce superior returns for its shareholders over the long-term. If the Merger is not completed, neither Kofax, Parent nor any of their respective shareholders will realize these and other anticipated benefits of the Merger. Moreover, each of Kofax and Parent would also have nevertheless incurred substantial fees and costs, such as legal, accounting and financial advisor fees, and the loss of management time and resources.

See the sections of this information statement titled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger—Reasons for the Merger; Recommendation of the Company Board of Directors.”

Parent and Kofax must obtain certain approvals of and satisfy certain requirements imposed by governmental and regulatory authorities to complete the Merger, which, if delayed or not granted, may jeopardize or delay the Merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits contemplated by the Merger.

Under the HSR Act, the Merger may not be completed until Kofax and Parent have filed notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and the applicable waiting period has expired or been terminated. On April 7, 2015, Kofax and Parent each filed a Notification and Report Form with the Antitrust Division and the Federal Trade Commission and requested an early termination of the waiting period. If the early termination is not granted and a request for additional information by these antitrust authorities is not made, the waiting period will expire at 11:59 p.m. on May 7, 2015.

Under applicable German law, the Merger may only be completed if it is approved by the German FCO. The statutory Phase I review period ends on May 11, 2015. If the FCO is able to ascertain during the Phase I review period that the notified transaction does not raise substantive competition concerns in Germany, it will issue an informal clearance letter, sometimes before final expiry of the period. The FCO may conduct an in-depth Phase II review that extends the review period to a total of four months (i.e., until August 11, 2015). After a Phase II review, the FCO may prohibit the transaction if the consummation of the transaction absent proposed conditions and/or obligations would lead to a significant impediment of effective competition, in particular due to the creation or strengthening of a dominant market position. Public Parent filed the applicable notification with the FCO on April 10, 2015.

Subject to the terms and conditions of the Merger Agreement, Parent and Kofax have agreed to use best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws, rules and regulations to close the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable, as discussed in the section of this information statement titled “The Merger Agreement—Efforts to Complete the Merger.”

See the section of this information statement titled “The Merger Agreement—Conditions to the Merger” for a discussion of the conditions to the merger and the section titled “The Merger—Regulatory Waiting Periods and Approvals Required for the Merger” for a description of the requisite regulatory consents or requirements that must be satisfied in connection with the Merger.

The Merger Agreement contains provisions that could discourage potential acquirers from making a competing proposal to acquire Kofax.

The Merger Agreement contains provisions that could discourage potential acquirers from making a competing proposal to acquire Kofax, including (1) restrictions on Kofax’s and each of its subsidiaries’ ability to solicit, initiate or encourage (including by providing non-public information) any inquiries or requests for information regarding, or the making of any proposal or offer that could reasonably be expected to result in, a competing proposal to acquire Kofax, (2) Parent’s right to make adjustments to the terms and conditions of the Merger Agreement to match a competing proposal received by Kofax prior to the closing, and (3) the requirement that if the Merger Agreement is terminated under certain circumstances, Kofax would be required to pay Parent a termination fee of $35.0 million. As a result of these limitations, Kofax may lose opportunities to enter into a more favorable transaction than the Merger. See the section of this information statement titled “The Merger Agreement—No Solicitation of Other Offers” for a discussion of the restrictions on Kofax’s ability to pursue alternative transactions.

Kofax will be subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect Kofax’s business.

The Merger Agreement requires Kofax to act in the ordinary course of business and restricts Kofax, without the consent of Parent, from taking certain specified actions until the proposed Merger occurs or the Merger Agreement terminates. See the section of this information statement titled “The Merger Agreement—Conduct of Business Pending the Merger” for a more detailed description of the restrictions on Kofax’s conduct of business. These restrictions may prevent Kofax from pursuing otherwise attractive business opportunities and making other changes to its business before completion of the Merger or, if the Merger is not completed, termination of the Merger Agreement.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees of Kofax, which could adversely affect its businesses.

Uncertainty about the effect of the Merger on Kofax’s employees and customers may have an adverse effect on its business. These uncertainties may impair Kofax’s ability to attract, retain and motivate key personnel until the Merger is completed and for a period of time thereafter, and could cause customers and others that deal with each party to seek to change the existing business relationships with Kofax. Employee retention may be particularly challenging during the pendency of the Merger. If key employees depart or if customers and others that deal with Kofax change in an adverse manner their existing business relationships with Kofax, its business could be seriously harmed. If the business of Kofax is adversely affected, Parent may not be able to realize the anticipated benefits of the Merger.

Some directors and executive officers of Kofax have interests in the merger that are different from, or in addition to, the interests of Kofax shareholders generally.

In considering the recommendations of the Board with respect to the Merger, shareholders should be aware that some of Kofax’s directors and executive officers have financial interests in the Merger that are different from, or in addition to, the interests of Kofax shareholders generally. See the section of this information statement titled “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

The fairness opinion delivered to Kofax’s board of directors by Lazard will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

The Board has not obtained an updated fairness opinion as of the date of this information statement from Lazard, Kofax’s financial advisor. Changes in the operations and prospects of Kofax, general market and economic conditions and other factors that may be beyond its control, and on which the fairness opinion was based, may alter the value of Kofax or the price of Kofax Common Shares by the time the transactions contemplated by the Merger Agreement are completed. Lazard’s opinion does not speak as of the time the transactions contemplated by the Merger Agreement will be completed or as of any date other than the date of such opinion. Because Kofax does not anticipate asking Lazard to update its opinion, the opinion only addresses the fairness of the aggregate consideration to be paid pursuant to the Merger Agreement to the holders (other than holders of Dissenting Shares as to which appraisal rights have been properly exercised under Bermuda law and shares held by Kofax as treasury stock or held by any wholly owned subsidiary of Kofax, or owned by Public Parent, Parent or held by any wholly owned subsidiary of Parent immediately before the Merger) of the outstanding Kofax Common Shares, from a financial point of view, at the time the Merger Agreement was executed. A copy of Lazard’s written opinion is included as Annex C to this information statement. For a description of the opinion and a summary of the material financial analyses performed in connection with rendering the opinion, see the section of this information statement titled “The Merger—Opinion of the Company’s Financial Advisor.”

THE PARTIES TO THE MERGER

Kofax Limited

Kofax is a leading provider of smart process applications software and related maintenance and professional services for the business critical First Mile™ of interactions between businesses, government agencies and other entities (collectively, “organizations”) and their customers, citizens, vendors, employees and other parties (collectively, “constituents”). Our software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from constituents, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations. Our software is designed to streamline critical information processing, which we believe allows our users to be more responsive to their constituents, and is intended to enable our customers to provide better service, gain competitive advantage and grow their organizations while reducing their costs and improving their regulatory compliance. We operate on a global basis, and as of March 31, 2015, we had 1,555 employees located in 33 countries.

Kofax’s common shares are listed with, and trade on, the Nasdaq Global Select Market under the symbol “KFX.”

Kofax’s principal executive offices are located at 15211 Laguna Canyon Road, Irvine, California 92618; its telephone number is (949) 783-1000; and its Internet website address is www.kofax.com. The information provided on or accessible through Kofax’s website is not part of this information statement and is not incorporated in this information statement by this or any other reference to its website provided in this information statement.

Additional information about Kofax is included in documents incorporated by reference into this information statement. See “Where You Can Find More Information” on page 87.

Public Parent and Parent

Parent is a subsidiary of Public Parent. Public Parent is a leading developer, manufacturer and supplier of printing, imaging, device management, managed print services, document workflow and business process and content management solutions. Public Parent operates in the office printing and imaging, enterprise content management, business process management, document output management, intelligent data capture and search software markets. Its products include printers, multifunction devices, and imaging and workflow software solutions. Public Parent’s offerings make it easier for businesses of all sizes to improve their business processes by enabling them to capture, manage and access unstructured business information while speeding the movement and management of information between the paper and digital worlds. Public Parent operates on a global basis, and as of December 31, 2014, Public Parent had 12,700 employees across the United States, Europe, Canada, Latin America, Asia Pacific, the Middle East and Africa.

Parent’s principal executive offices are located at 740 W. New Circle Road, Lexington, KY 40550; its telephone number is (859) 232-2000; and its Internet website address is www.lexmark.com. The information provided on or accessible through Public Parent’s website is not part of this information statement and is not incorporated in this information statement by this or any other reference to its website provided in this information statement.

Merger Sub

Merger Sub, a subsidiary of Parent, is a Bermuda exempted company that was recently formed and has no operations. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into Kofax, with Kofax surviving the Merger as a subsidiary of Parent.

The principal executive offices of Merger Sub are located at 740 W. New Circle Road, Lexington, KY 40550 and its telephone number is (859) 232-2000.

THE KOFAX SPECIAL GENERAL MEETING

Date, Time and Place

The Special General Meeting will take place at 4:00 p.m., UK time, on May 18, 2015, at the offices of Dechert LLP at 160 Queen Victoria Street, London, EC4V 4QQ.

Purposes of the Special General Meeting

At the Special General Meeting, Kofax shareholders will be asked to consider and vote on the following proposals:

•	Proposal 1: to consider and vote on the Merger Proposal; and

•	Proposal 2: to approve an adjournment of the Special General Meeting, if necessary or appropriate, for the solicitation of additional proxies from Kofax shareholders in favor of the Merger Proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

Completion of the merger is conditioned on, among other things, approval of Proposal 1 above, but is not conditioned on the approval of Proposal 2.

The Board has unanimously (1) determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is fair to, and in the best interests of, Kofax, (2) approved the Merger Agreement and the transactions contemplated thereby, and (3) resolved that the Merger Proposal be submitted to the Kofax shareholders for their consideration at the Special General Meeting. Accordingly, the Board unanimously recommends that Kofax shareholders vote (1) “FOR” the Merger Proposal and (2) “FOR” the other proposal described in this information statement.

Record Date and Voting by Kofax Directors and Executive Officers

Only Kofax shareholders of record, as shown on Kofax’s register of members, at the close of business on April 8, 2015, the record date for purposes of the Special General Meeting, will be entitled to notice of, and to vote at, the Special General Meeting or any adjournment or postponement thereof. As of April 8, 2015, the record date for purposes of the Special General Meeting, there were 92,215,845 Kofax Common Shares issued and outstanding. As of the same date, Kofax directors, executive officers and their affiliates had the right to vote 13,390,549 Kofax Common Shares, representing approximately 14.5% of the total Kofax Common Shares issued and outstanding. Kofax currently expects that all of its directors and executive officers will vote “FOR” each proposal on the Kofax proxy card.

Quorum

The quorum required at the Special General Meeting is two or more shareholders present in person or by proxy.

Required Vote

The vote required for each of the above items is set forth under the description of each proposal. See the section of this information statement titled “Proposals to Be Submitted to Kofax Shareholders; Voting Requirements and Recommendations.”

Voting Securities

As of April 8, 2015, date for purposes of the Special General Meeting, there were 92,215,845 Kofax Common Shares issued and outstanding. Kofax Common Shares are the only class of Kofax securities that are entitled to vote at the Special General Meeting or any adjournment or postponement thereof.

Each Kofax Common Share entitles its holder to one vote on each matter that is voted upon at the Kofax Special General Meeting or any adjournment or postponement thereof.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING KOFAX COMMON SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Abstentions and “Broker Non-Votes”

Abstentions and, if applicable, “broker non-votes” will be counted toward the presence of a quorum at the Special General Meeting, but will not be considered votes cast on the Merger Proposal. Because the vote required to approve the Merger Proposal to be voted upon at the Special General Meeting is the affirmative vote of the specified required percentage of the votes cast assuming a quorum is present, an abstention or, if applicable, a “broker non-vote” with respect to the Merger Proposal to be voted on at the Special General Meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this information statement or the enclosed proxy card or voting instruction form, please contact Georgeson at telephone (866) 296-5716 or (781) 575-2137.

PROPOSALS TO BE SUBMITTED TO KOFAX SHAREHOLDERS; VOTING

REQUIREMENTS AND RECOMMENDATIONS

Proposal 1. Approval and Adoption of the Merger Proposal

On March 24, 2015, at a duly constituted meeting, the Board, among other things, unanimously approved and adopted, subject to the approval of Kofax shareholders, a resolution to adopt the Merger Agreements and the transactions contemplated thereby. The Board also unanimously resolved that the Merger Proposal be submitted to the Kofax shareholders for their consideration at the Special General Meeting.

If Kofax shareholders approve and adopt the Merger Proposal and all other conditions to the Merger have been satisfied or waived, Merger Sub will merge into Kofax, upon the terms and subject to the conditions set forth in the Merger Agreement. Upon the closing of the Merger, the separate corporate existence of Merger Sub will cease and Kofax will survive as a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, each Kofax Common Share issued and outstanding immediately before the effective time of the Merger (excluding any Dissenting Shares as to which appraisal rights have been properly exercised under Bermuda law), will be cancelled and converted into the right to receive an amount of cash equal to $11.00 per share, less any applicable withholding taxes and without interest. All Kofax Common Shares that are held by Kofax as treasury stock or held by any wholly owned subsidiary of Kofax, or owned by Public Parent, Parent or held by any wholly owned subsidiary of Parent immediately before the Merger, will be cancelled and no payment will be made in respect thereof.

Any Kofax shareholder who is not satisfied that they have been offered fair value for its Kofax Common Shares and whose Kofax Common Shares are not voted in favor of the approval and adoption of the Merger Proposal, may exercise its appraisal rights under the Companies Act to have the fair value of its Kofax Common Shares appraised by the Bermuda Court. Any Kofax shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its Kofax Common Shares with the Bermuda Court within ONE MONTH of the provision of the notice convening the Special General Meeting.

The Merger cannot be completed unless, among other things, Kofax shareholders approve and adopt the Merger Proposal by the requisite shareholder vote. The approval by Kofax shareholders of this proposal for the approval and adoption of the Merger proposal IS a condition to closing in the Merger. Please see the section of this information statement titled “The Merger Agreement—Conditions to the Merger” for more information.

The affirmative vote of three-fourths of the votes cast on the Merger Proposal at the Special General Meeting, at which a quorum of two or more shareholders are present in person or by proxy will be required to adopt the Merger Proposal.

Kofax’s board of directors unanimously (1) determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is fair to, and in the best interests of, Kofax, (2) approved the Merger Agreements and the transactions contemplated thereby and (3) resolved that the Merger Proposal be submitted to the Kofax shareholders for their consideration at the Special General Meeting.

Kofax’s board of directors unanimously recommends a vote

“FOR” this Proposal 1 to approve and adopt the Merger Proposal.

Proposal 2. Approval for Possible Adjournment of the Special General Meeting

Kofax shareholders are being asked to consider and vote on a proposal to approve an adjournment of the Special General Meeting, if necessary or appropriate, for the solicitation of additional proxies from Kofax shareholders in favor of any of the above proposals if there are insufficient votes at the time of such adjournment to approve such proposals.

The affirmative vote of a majority of the votes cast at the Special General Meeting, at which a quorum is present in accordance with Kofax’s bye-laws, is required to approve this proposal regarding an adjournment of the Special General Meeting for the solicitation of additional proxies. Approval of this proposal IS NOT a condition to completion of the Merger.

Kofax’s board of directors unanimously recommends a vote

“FOR” this Proposal 2 to approve the adjournment of the Special General Meeting for the solicitation of additional proxies, if necessary or appropriate.

THE MERGER

The discussion of the Merger in this information statement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this information statement as Annex A and which is incorporated by reference into this information statement.

Effects of the Merger

Pursuant to the terms of the Merger Agreements, at the Effective Time, Merger Sub will be merged with and into Kofax, with Kofax surviving the Merger as a subsidiary of Parent.

Merger Consideration

At the Effective Time, under the terms of the Merger Agreement, each Kofax Common Share issued and outstanding immediately before the Effective Time (excluding any Dissenting Shares as to which appraisal rights have been properly exercised under Bermuda law), will be cancelled and converted into the right to receive $11.00 in cash, less applicable withholding taxes. All Kofax Common Shares that are held by Kofax as treasury stock or held by any wholly owned subsidiary of Kofax, or owned by Public Parent, Parent or held by any wholly owned subsidiary of Parent immediately before the Merger, will be cancelled and no payment will be made in respect thereof.

Treatment of Company Equity Awards

At the Effective Time, each option to purchase Kofax Common Shares that is outstanding will be converted into an option to purchase shares of Public Parent Common Stock, as described above in “Summary—Treatment of Company Equity Awards.”

At the Effective Time, each restricted stock unit award covering Kofax Common Shares that is outstanding will be converted into a restricted stock unit award covering Public Parent Common Stock, as described above in “Summary—Treatment of Company Equity Awards.”

As of the Effective Time, all Kofax Common Shares purchased under the Kofax employee stock purchase plan (“ESPP”) will be converted into the right to receive $11.00 in cash, and Kofax will terminate the ESPP.

Background of the Merger

The Board and Kofax senior management regularly review Kofax’s operations, financial performance and industry conditions as they may affect Kofax’s long-term strategic goals and plans, and consider and evaluate options for enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value.

In mid January 2013, Mr. Paul Rooke, Chairman and Chief Executive Officer of Public Parent, contacted Mr. Reynolds Bish, Chief Executive Officer of Kofax, by telephone. Mr. Rooke expressed initial interest in exploring a potential strategic transaction between Public Parent and Kofax. On January 16, 2013, Mr. Bish and Mr. Rooke attended a dinner at which the two discussed the business operations of their respective companies and the possibility of exploring a transaction between the parties in more detail.

From mid January 2013 until early January 2014, Mr. Bish and Mr. Rooke participated in several telephone conversations regarding their respective businesses and industry sectors. These conversations did not include any specific proposals regarding a potential transaction involving the two companies until early 2014. On January 7, 2014, Mr. Rooke contacted Mr. Bish by telephone to inform him that he would be submitting an unsolicited indication of interest to acquire Kofax to Mr. Greg Lock, the Chairman of the Board, via email. Later that day, Mr. Lock received Public Parent’s indication of interest which provided for a valuation of £5.25-£5.45 per share.

On February 3, 2014, the Board held a regularly scheduled meeting at which Public Parent’s initial unsolicited indication of interest was discussed. After discussion of the indication of interest, the Board concluded not to pursue a transaction with Public Parent. Following the Board meeting on February 3, 2014, Mr. Lock contacted Mr. Rooke by email to notify him that Kofax was not willing to move forward with a strategic transaction with Public Parent.

From February 2014 through August 2014, Mr. Bish and Mr. Rooke engaged in several telephonic discussions regarding Public Parent’s continued interest in exploring a potential acquisition of Kofax.

In early August 2014, Mr. Bish was contacted via telephone by Party A about a potential acquisition or other strategic relationship and held a series of meetings with representatives of Party A about their respective businesses and potential synergies. As part of these discussions, and after executing a non-disclosure agreement dated as of October 30, 2014, Kofax provided Party A with information about Kofax’s product capabilities and roadmap and go-to-market strategy. After reviewing this information Party A informed Mr. Bish that, rather than pursuing an alternative strategic relationship, Party A was interested in acquiring Kofax. To that end, Party A requested additional due diligence information, including Kofax’s financial projections and details on its cost structure, to enable Party A to make a formal acquisition offer. Mr. Bish indicated that Kofax would not share any non-public financial information about Kofax unless it was in response to a formal acquisition proposal at a price level that the Board felt was sufficiently compelling to pursue. Party A indicated that it would evaluate whether to make a preliminary acquisition proposal based on publicly available information about Kofax.

On September 1 and 2, 2014, regularly scheduled meetings of the Board were convened. At such meetings, the Board engaged in a general discussion of strategic issues, including how the Board might respond to an expression of interest from a third party to acquire Kofax. Although the Board had no outstanding expression of interest at that time and no intention to commence a strategic process, the Board determined that it would be prudent to develop a response to possible unsolicited expressions of interest. The Board instructed Mr. Bish to invite Lazard, which was not then engaged but had previously been engaged to provide financial advisory services to Kofax on other matters, to update a presentation it had previously made to the Board regarding planning and valuation matters. Shortly following the September meeting, Mr. Bish invited Lazard to make the requested presentation at the November 2014 Board meeting.

On November 7, 2014, Mr. Rooke contacted Mr. Bish by telephone to inform him that Public Parent was again interested in pursuing an acquisition of Kofax and that Public Parent would be submitting a revised indication of interest regarding such a transaction to Mr. Lock via email that day. Following the telephone conversation on November 7, 2014, Public Parent submitted an unsolicited written indication of interest to Kofax proposing the acquisition of Kofax at a cash price per share between $9.50 to $10.00, without any financing contingency.

On November 10, 2014, a regularly scheduled meeting of the Board was convened. The Board reviewed the recent oral expression of potential interest made by Party A and the written indication of interest by Public Parent and the background of those communications. Representatives from Lazard were invited to the meeting to provide a presentation regarding various matters designed to assist the Board in its consideration of the prospect of Kofax entering into discussions regarding a potential acquisition. After that presentation, a discussion and an opportunity to ask questions, the Lazard representatives outlined the parameters of a process that could be initiated if the Board were to decide to test the market for interest in acquiring Kofax. In connection with the consideration of a potential strategic transaction, the Board discussed the advisability of forming a subcommittee of the Board composed of independent directors to assist the Board in testing the market and evaluating any proposals received. The Board discussed a process whereby a prospective group of buyers would be offered the opportunity to participate, conduct due diligence and submit competitive indications of interest for consideration. In connection with the foregoing, the Board asked management to review with Dechert LLP, outside counsel to Kofax, various matters, which would be considered by the Board at upcoming meetings in Irvine in December, including establishing a subcommittee of the Board. The Board further authorized management to negotiate, subject to approval by the Board, the engagement of Lazard as investment bank and financial advisor to the Board and the subcommittee to be formed (if any), the terms of such engagement to be approved at the upcoming December meetings. The Board instructed management to inform Public Parent that Kofax would be proceeding with a full process to explore Kofax’s options in connection with a potential strategic transaction and that Public Parent was encouraged to participate in that process.

On November 11, 2014, Mr. Bish contacted Mr. Rooke by telephone to inform him that the Board would not be moving forward with Public Parent as set forth in its revised indication of interest and that instead, the Board had decided to initiate a process to gauge the interest Public Parent and other parties in acquiring Kofax. Mr. Bish informed Mr. Rooke that Public Parent would be contacted by Lazard and was be encouraged to participate in Kofax’s process. Following the November 11, 2014 conversation between Mr. Bish and Mr. Rooke, Kofax and Public Parent negotiated and, on December 3, 2014, executed a confidentiality agreement.

From November 10, 2014 until December 2, 2014, senior management of Kofax, representatives of Dechert LLP and representatives of Lazard negotiated the terms of the engagement between Kofax and Lazard. During this period the Board also engaged Conyers Dill & Pearman to serve as special Bermuda counsel for purposes of consideration of a potential strategic transaction.

On December 2, 2014, at a regularly scheduled meeting of the Board, the Board approved the formation of a Transaction Committee comprised of Greg Lock, Joe Rose and Wade Loo as independent directors to assist the Board in reviewing, negotiating and evaluating acquisition proposals that may be received. The Transaction Committee was established as a subcommittee of convenience that could facilitate rapid responses during the process, if needed. Additionally at the December 2, 2014 meeting, the Board further discussed the engagement of Lazard as Kofax’s financial advisor to advise on potential strategic and financial developments of Kofax’s business, including advice with respect to potential mergers, acquisitions, joint ventures or a sale of Kofax. The Board discussed Lazard’s independence and any potential conflicts of interest. The Board reviewed and approved the proposed terms of Lazard’s engagement as financial advisor to Kofax. In making such determination, the Board considered the familiarity of Lazard with Kofax, including Lazard’s provision of financial and strategic advisory services to Kofax in the past, and with the industry in which it operates and the players in the industry, as well as Lazard’s qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Merger.

During the three month period from mid-November 2014 to early February 2015, under the direction of the Transaction Committee and the Board, representatives of Lazard contacted 19 parties, including Public Parent and Party A, (of which 14 parties were potential strategic buyers and 5 were potential financial buyers). Of these 19 parties, 12 parties, including Public Parent, entered into confidentiality agreements with Kofax and received confidential information.

On December 10, 2014, representatives of Kofax management provided management presentations to representatives of Public Parent during an in-person due diligence session.

From December 11, 2014 to January 9, 2015, representatives of Kofax management provided management presentations to various other potential acquirors.

On January 9, 2015, the Board convened a telephonic meeting. At the meeting representatives of Lazard provided an update on the status of discussions being undertaken by Lazard regarding a potential strategic transaction, the potential acquirors identified to date and the general status of the testing the market process.

On January 13, 2015, Lazard provided the potential acquirors identified to date with a process letter providing instructions for submission of indications of interest by February 2, 2015 and an overview of the process for the conduct of more detailed due diligence.

On January 14, 2015, Party A submitted an unsolicited non-binding indicative offer to acquire Kofax at a per share purchase price of $8.50. Party A’s indication of interest was contingent on Kofax granting Party A exclusivity until February 17, 2015.

On January 16, 2015, the Board convened a telephonic meeting to discuss Party A’s indication of interest. The Board concluded that the indicative offer was not pre-emptive and that the competitive bidding process should be continued. The Board instructed Lazard to so advise Party A and encourage Party A to continue to participate in the bidding process and to improve its offer.

From January 19 to January 23, 2015, Mr. Bish travelled to Asia to participate in meetings with representatives of three potential acquirors to provide an additional management presentation and discuss such parties’ interest in a potential strategic transaction.

From January 20 to January 26, 2015, representatives of Kofax management participated in due diligence telephone conferences with representatives of several potential acquirors, including Public Parent, Party A and Party B.

On January 28, 2015, the Board convened a telephonic meeting. Representatives from Lazard provided an update on the status of the process. The Board discussed the status of the process and again considered Kofax’s strategic alternatives, including continuing to operate the business on a stand-alone basis.

On February 2, 2015, five (5) parties, including Public Parent, submitted preliminary non-binding indications of interest to acquire Kofax: Public Parent submitted a preliminary indication of interest of $9.75 to $10.00 per share; Party A, submitted a preliminary indication of interest of $9.25 per share; Party B submitted a preliminary indication of interest of $9.50 per share; Party C submitted a preliminary indication of interest of $9.36 per share and Party D submitted a preliminary indication of interest of $9.00 per share. Lazard subsequently spoke to each of these parties to share views regarding valuation and each of the parties was advised that it would not likely be invited to a second round of bidding unless it could provide an indication of interest at a price of at least $10.00 per share. Following such discussions, each of Public Parent, Party A and Party B agreed to amend their bids to be $10.00 per share, Party C indicated it would internally discuss a possible increase of its bid to a value of $10.00 per share, and Party D agreed to amend its bid to $9.50-$10.00 per share.

On February 9, 2015, the Board held a regularly scheduled meeting in London at which they reviewed the bids with Lazard and Dechert LLP. The Board determined to invite each of Public Parent and Parties A, B, C and D to participate in a second round of bidding, on the condition they each confirm their potential ability to offer a price per share of at least $10.00.

Throughout the second round bidding process, representatives of Lazard provided updates on the process to the Transaction Committee and the Board on a regular basis, representatives of Dechert LLP answered questions regarding the process and timeline for negotiating and consummating a definitive agreement and representatives of Conyers Dill & Pearman provided information and answered questions regarding the Board’s fiduciary duties.

From February 12, 2015 through March 16, 2015, Kofax responded to additional due diligence information requests and questions and had telephonic discussions, with Lazard and Dechert LLP participating as needed, with representatives of Public Parent, Party A, and Party B, respectively.

From February 13 to 19, 2015, representatives of Kofax responded to additional due diligence information requests and questions and had telephonic discussions, with Lazard and Dechert LLP participating as needed, with representatives of Party A and its counsel.

On February 18, 2015, representatives of Kofax had telephonic discussions, with Lazard and Dechert LLP participating as needed, with representatives of Party B and its counsel.

On February 19, 2015, Lazard made available to all bidders via Kofax’s electronic data room a copy of Kofax’s suggested initial draft merger agreement.

On February 19, 2015 Party C informed Lazard that it had concluded it was not willing to increase its bid beyond the $9.36 per share level and that, based on feedback from Lazard that parties with indications of interest below $10.00 per share would not be able to participate in the second round of due diligence, it was withdrawing from the process.

On February 20, 2015, representatives of Kofax, Lazard and Dechert LLP had telephonic discussions, with Lazard and Dechert LLP participating as needed, with representatives of Party A and its counsel.

On February 23 through February 25, 2015, representatives of Kofax and Lazard and representatives of Public Parent participated in in-person due diligence sessions regarding research and development, tax, legal compliance, human resources and related matters.

From February 23 through February 26, 2015, representatives of Kofax, Lazard and Dechert LLP had telephonic discussions, with Lazard and Dechert LLP participating as needed, with representatives of Party B and its counsel.

On February 26, 2015, Party D informed Lazard that in light of other opportunities that Party D was currently pursuing, it did not have sufficient internal resources to fully evaluate a potential strategic transaction with Kofax on the timeline requested by Kofax and that, as a result, it would not be submitting a final indication of interest unless the timeline for proposals was extended a number of weeks beyond the contemplated timeline.

On March 2, 2015, representatives of Kofax and Lazard and representatives of Public Parent participated in in-person meetings regarding Kofax’s sales and marketing functions and engaged in one-on-one meetings with senior management of Public Parent. Later in the evening on March 2, 2015, Mr. Bish and Mr. Rooke attended a dinner at which the two discussed Public Parent’s due diligence process and the status of Public Parent’s due diligence investigation.

From March 2 to March 16, 2015, representatives of Kofax, Lazard and Dechert LLP had telephonic discussions, with Lazard and Dechert LLP participating as needed, with representatives of Public Parent, Party A and Party B and their respective counsels.

On March 4, 2015, Mr. Bish participated in in-person meetings with Party A at Party A’s corporate headquarters.

On March 9, 2015, Lazard distributed via email an updated process letter providing instructions for submission of final indications of interest, including Kofax’s anticipated timeline for negotiating and executing a definitive agreement following submission of final indications of interest. The process letter set a deadline date of March 16, 2015 for the submission of final written indications of interest and requested, among other things, that together with their bids, each potential acquiror comment on the form of merger agreement previously provided.

On March 10, 2015, Lazard made available to each of the participants, through Kofax’s electronic data room the form of an initial draft voting agreement that certain of Kofax’s directors, senior management and shareholders would be willing to execute in connection with Kofax’s execution of a definitive merger agreement to provide their support of a potential strategic transaction.

On each of March 10 and March 12, 2015, representatives of Kofax and Lazard and representatives of Public Parent participated in telephone conferences regarding Kofax’s financial position and related matters.

On March 12, 2015, representatives of Kofax, Lazard and Dechert LLP participated in a diligence conference with representatives of Party A and its counsel with respect to Kofax’s existing equity compensation plans.

On March 16, 2015, each of Public Parent, Party A and Party B submitted final written indications of interest along with comments on the previously distributed merger agreement and voting agreement. Public Parent’s indication of interest was priced at $10.20 per share in cash and each of Party A’s and Party B’s indications of interest were priced at $10.00 per share in cash. Party A’s indication of interest included a provision stating that if Kofax could demonstrate that either of two specified companies had submitted a bona fide, actionable, all cash indication with a valuation above Party A’s price (a “qualifying competing offer”), then Party A would be willing to increase its offer price to $0.25 per share higher than that offer price of such specified party up to a maximum of $11.50 per share. The two companies identified by Party A had both been invited to participate in the first round of Kofax’s process, but were not participating in the second round of such process. Public Parent and Party A each requested that Kofax enter into an exclusivity agreement in connection with their written indications, with Party A requesting a longer exclusivity period than Public Parent and including certain additional conditions to signing a definitive agreement.

Later on March 16, 2015, Lazard and Dechert LLP telephonically discussed the indications of interest and the proposed transaction documentation provided by the potential acquirors.

Between March 16 and 17, 2015, Lazard separately contacted the financial advisor to Party A, and Party B, respectively, to discuss the indications of interest and to engage in further negotiations with respect to pricing. Representatives of Lazard advised the financial advisor to Party A that no information could be shared with Party A about the identity or terms of bids made by other bidders given confidentiality agreements that were in place with each bidder, as well as the intention of Kofax to maintain a level playing field for each bidder. Therefore, Lazard expected that the Board would evaluate Party A’s indication as a $10.00 per share indication, unless Party A submitted an indication of interest above the $10.00 per share level without any condition regarding the identity of competitive bidders. Further, Lazard advised the financial advisor to Party A and Party B that a bid of $10.00 per share would be financially uncompetitive relative to other offers. Both Party A and Party B were encouraged to increase their offers to remain competitive.

On March 18, 2015, Kofax’s Board and the Transactions Committee held a special telephonic meeting to discuss the final indications of interest. Mr. Bish updated the Board on the background of recent discussions with each of Public Parent, Party A and Party B and asked representatives from Lazard to summarize the principal terms of the proposals received to date. The Board received an overview of the indications of interest, from a financial point of view and deal certainty perspective and discussed the prospects for each of Public Parent, Party A and Party B to increase their bid price. Following a discussion, representatives of Dechert LLP provided the Board with an overview of the revised transaction agreements received from each participant, including the requests for exclusivity from Public Parent and Party A. It was noted that the forms of merger agreement and voting agreement presented by Public Parent had the fewest suggested changes and were the least conditional of the three proposals. Party A was seeking substantial revisions to the proposed form of agreements, making its agreements the most conditional of the three and the most uncertain to assess whether an acceptable form of agreement could be negotiated. Also, Party A was seeking an exclusive period to negotiate during which it would require that employment agreements with three specified employees be negotiated. None of the other potential acquirors had made the willingness of individuals to execute employment agreements a condition to their indication of interest. After discussion, the Transaction Committee and the Board instructed management and Lazard to continue to engage in further negotiations with respect to pricing, terms and deal structure with each of Public Parent, Party A and Party B. The Board scheduled a follow up meeting for March 20, 2015 to receive feedback from management and Lazard’s further discussions with Public Parent, Party A and Party B.

Following the Board meeting and at the Transaction Committee’s and the Board’s instruction, between March 18 and March 20, 2015, Mr. Bish, and Lazard contacted each of Parent, Party A and Party B to engage in further negotiations with respect to pricing, terms and deal structure.

On March 18, representatives of Lazard spoke with representatives of Party B to confirm that the Board had concluded that Party B’s offer was not competitive with other offers. Party B indicated that it would not be able to justify an increase in its offer beyond $10.00 per share despite the feedback that this offer was uncompetitive.

On March 18, 2015, Mr. Bish and representatives of Party A, communicated via telephone with Mr. Bish informing such representatives that Party A’s indication of interest did not represent the highest valuation received by Kofax and communicating that Party A’s comments to the draft transaction agreements were more onerous than other bidders. During such conversation it was communicated to Mr. Bish that Party A may be willing to increase its offer, subject to demonstrating the existence of a qualifying competing offer from either of the two companies previously specified (neither of which was Public Parent or Party B), receipt of a 15 day exclusivity period, favorable resolution of certain ongoing diligence matters and satisfaction of the employment agreement condition contained in its indication of interest. It was additionally communicated to Mr. Bish that Party A would be willing to compromise on certain positions with respect to the draft transaction agreements. Mr. Bish indicated that he did not see any way for Kofax to comply with Party A’s request for verification of the identity or value of competing bids but if Party A would submit a revised proposal for $11.00 per share, he would advocate that the Board accept this proposal and work exclusively with Party A to negotiate definitive agreements. Mr. Bish was informed that Party A would take this into consideration and that Party A or its financial advisors would revert back with more details when available.

On March 18, 2015, representatives of Lazard communicated with representatives of Goldman Sachs & Co. (“Goldman Sachs”), Public Parent’s financial advisor, by telephone. Representatives of Lazard informed representatives of Goldman Sachs that the Board was still reviewing the final indications of interest received from Public Parent, Party A and Party B and that the Board would require additional time to respond to Public Parent beyond the initial 48 hours requested in Public Parent’s final indication of interest. In response to Lazard’s request, it was agreed that the time period for Kofax to respond to Public Parent’s offer would be extended until Friday March 20. Representatives of Lazard also advised representatives of Goldman Sachs that while Public Parent’s markup of the proposed merger agreement was viewed favorably due to the relatively modest number of proposed changes, Kofax was in dialogue with another party with respect to a potential transaction at a price range of $11.00 per share or more. Accordingly, Public Parent was encouraged to raise its offer to remain competitive. Representatives of Goldman Sachs indicated to representatives of Lazard that the board of Public Parent had instructed representatives of Goldman Sachs that while Public Parent might be able to increase its offer, it would not be willing to offer $11.00 per share.

On March 19, 2015, Mr. Bish spoke by telephone with a representative of Party A who indicated that Party A was considering increasing its offer to $11.00 per share, subject to Kofax demonstrating the existence of a qualifying competing offer from one of the two companies previously identified by Party A (neither of which had made such an offer), receipt of a 15 day exclusivity period, favorable resolution of certain ongoing diligence matters and satisfaction of the employment agreement conditions contained in its indication of interest. Mr. Bish agreed to assemble the requested diligence material by the following morning and to schedule a conference call on March 20 to review the information.

On March 20, 2015, the Board and the Transaction Committee held a joint telephonic meeting, with members of management and representatives of Lazard and Dechert LLP participating. The Board was updated regarding the current status of the bidding process, including Party A’s potential willingness to increase its valuation of Kofax to up to $11.00 per share subject to the conditions described by Party A to Mr. Bish on March 19. The Board was also advised that Public Parent had indicated that it may be willing to increase its indication of interest above the $10.20 per share level, but that Public Parent had stated that it was unwilling to increase its bid to $11.00 per share. Representatives of Lazard noted that, based upon its discussions, Lazard believed Public Parent might be willing to increase its bid price to between $10.50 and $10.75 per share. After discussion of the current price indications, the potential acquirors’ willingness to increase their bid prices, the deal execution risks and the prospects and risks relating to Kofax’s continuing to operate as a stand-alone business, the Transaction Committee and the Board authorized management and Lazard to continue to concurrently pursue a transaction with Party A and Public Parent at the $11.00 per share price level discussed with the Board.

Following the Board meeting on March 20, 2015, Kofax held a conference call with Party A to discuss the additional requested due diligence information. Subsequent to that call, Mr. Bish contacted representatives of Party A and Lazard contacted representatives of Party A’s financial advisor by telephone to engage in further negotiations with respect to pricing and terms. Mr. Bish was informed by representatives of Party A that Party A would be unwilling to increase its price without receiving confirmatory evidence from Kofax that one of the companies specifically identified by Party A (neither of which were Parent Party) was offering a price above Party A’s current bid. It was reiterated to Party A that such details could not be revealed without breaching confidentiality agreements in place with other bidders and that the Board would not, in any event, be willing to taint the bidding process by favoring any single bidder.

On March 20, 2015, Mr. Bish contacted Mr. Rooke by telephone. Mr. Bish informed Mr. Rooke that the Board was still reviewing the final indications of interest received from Public Parent and Party A and that the Board would require an additional 24 hours to respond to Public Parent beyond the previously agreed upon expiration. In response to Mr. Bish’s request, Mr. Rooke agreed to extend the time period for Kofax to respond to Public Parent’s offer until Saturday, March 21.

On the morning of March 21, 2015, the Board and the Transaction Committee held a telephonic meeting, with members of management and representatives of Lazard, Dechert LLP and Conyers Dill & Pearman participating. The Board was advised of Party A’s communications and the responses. The Board agreed with the conclusion that no details regarding other bidders could be provided to Party A. The Board also recognized that Party A’s bid remained highly conditional given the 15 day exclusivity period being sought and other matters previously discussed. The Board then requested that representatives of Lazard present an initial valuation analysis of Kofax to help the Board determine if there is an appropriate value at which it would be comfortable in countering the prospective bidders and at which value the Board would be willing to consider approving a transaction. A discussion with questions followed. The Board then engaged in a discussion of the benefits and risks of continuing to operate Kofax on a stand-alone business. The Board discussed the significance of sales execution risk and Kofax’s outlook with respect to minimizing such risks in the future. After discussion, the Board concluded that it would be unwilling to continue the process at any price less than $11.00 per share. The Board then authorized management and Lazard to communicate to Public Parent that the Board would not be supportive of any transaction below $11.00 per share and that the Board therefore intended to terminate the process.

Following the Board meeting on March 21, 2015, representatives of Lazard communicated the Board’s position to representatives of Goldman Sachs. Following discussion between representatives of Lazard and representatives of Goldman Sachs, Mr. Rooke contacted Mr. Bish by telephone. Mr. Bish reiterated the Board’s position with respect to valuation and its intention to terminate the process. Mr. Rooke communicated to Mr. Bish that he would consider the Board’s feedback and might have Goldman Sachs revert back after discussing the issue internally.

Later on March 21, 2015, at the direction of the Board of Public Parent, representatives of Goldman Sachs contacted representatives of Lazard by telephone to inform Lazard that Public Parent would be willing to proceed with a transaction for Kofax at a valuation of $11.00 per share, subject to Kofax entering into a very short exclusivity period by later that day and agreeing to increase the termination fee from 3% to 4% of enterprise value. Following the discussion between representatives of Goldman Sachs and representatives of Lazard, Mr. Rooke contacted Mr. Bish by telephone to reiterate and confirm the terms of Public Parent’s offer, including the request for a short exclusivity period and Public Parent’s interest in executing definitive documentation on an expedited timeline.

Later in the evening on March 21, 2015, the Board and the Transaction Committee held a telephonic meeting, with members of management and representatives of Lazard and Dechert LLP, participating. The Board was updated regarding the new proposal from Public Parent. The Board asked Dechert LLP to outline any issues contained in the draft transaction documentation proposed by Public Parent. Questions regarding deal certainty and deal protection provisions were addressed. Lazard presented precedent transaction data regarding termination fees in response to Public Parent’s request for an increase in the termination fee to 4%, and Lazard discussed the financial aspects of the proposed transaction. The Transaction Committee then recommended and the full Board authorized management to enter into an exclusivity period through Tuesday March 24, 2015, subject to resolution of open points raised by Public Parent’s comments to the draft transaction documentation (including reducing the termination fee to 3.5%) and receipt of final Transaction Committee and Board approval. Mr. Bish was authorized to make any determinations regarding changes to the proposed form of exclusivity agreement.

Following the Board meeting in the evening of March 21, 2015, representatives of Lazard communicated the Board’s response to Public Parent’s offer to representatives of Goldman Sachs.

Representatives of Goldman Sachs confirmed to representatives of Lazard that the board of Public Parent had determined that the Board’s request for a termination fee of 3.5% was acceptable to Public Parent. Later that evening, Dechert LLP and Dinsmore & Shohl LLP, counsel to Public Parent, negotiated the terms of an exclusivity agreement between Kofax and Public Parent providing Public Parent with exclusivity through March 24, 2015, with automatic one day extensions pending notice of termination, which agreement was executed later that evening.

Between March 21 and March 24, 2015, representatives of Dechert LLP and Dinsmore & Shohl LLP, negotiated the remaining definitive agreements relating to a potential transaction, including the Merger Agreement, the Statutory Merger Agreement and Voting Agreement, which included a 3.5% termination fee and terms of the no shop provision, including customary exceptions to enable the Board to engage with potential acquirors submitting unsolicited acquisition proposals.

On March 22, 2015, representatives of Kofax and representatives of Public Parent communicated by telephone regarding the communications plan with respect to the announcement of the potential acquisition.

On March 23, 2015, the Board and the Transaction Committee held a joint telephonic meeting, with members of management and representatives of Lazard and Dechert LLP, participating. The Board was updated on the current status of the transaction, including negotiations regarding definitive agreements as well as the expected timing for the signing and announcement of the transaction, which was anticipated to be before the expiration of the exclusivity period on March 24. Representatives of Dechert LLP summarized the status of the negotiations with Public Parent’s counsel regarding the draft definitive agreements.

On March 24, 2015, the Board and Transaction Committee held a joint telephonic meeting, with members of management and representatives of Lazard and Dechert LLP participating. Representatives of Dechert LLP reviewed with the Board, in detail the terms of the proposed Merger Agreement, including the resolution of the open terms in the proposed Merger Agreement. The Board again considered, with the advice of its financial and legal advisors, the likelihood that a competitive proposal from a potentially interested and capable party would emerge in light of, among other things, the price and pricing multiple represented by Public Parent’s proposal, the ability of a potentially interested and capable party to consummate an all cash transaction, and the impact of the deal protection provisions on such a potentially interested and capable party. As part of this discussion, the Board also considered and discussed the risks relating to Kofax continuing to operate as a stand-alone business, including, among other things, sales execution and foreign exchange rate risk.

Representatives of Lazard then reviewed with the Board Lazard’s financial analyses of the consideration to be received by holders of Kofax Common Shares pursuant to the Merger Agreement and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion on March 24, 2015, to the effect that as of that date, and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the consideration to be paid to holders of Kofax Common Shares (other than Kofax Common Shares (i) held by holders who are entitled to and properly require appraisal of their Kofax Common Shares, (ii) held by Kofax as treasury shares, (iii) owned by any of Kofax’s wholly owned subsidiaries, or (iv) owned by Parent, Merger Sub or any other wholly owned subsidiary of Public Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Representatives of Lazard also confirmed that the financial advisory business of Lazard was not currently and had not been in the two years prior to March 24, 2015 retained to provide services to Public Parent.

The Board discussed the benefits and risks of the transaction, including review and consideration of the factors described under “—Reasons for the Merger; Recommendation of the Company Board of

Directors.” After further discussion, the Transaction Committee recommended to the Board that it approve the transactions contemplated by the Merger Agreement and adopt the Merger Agreement and the other transaction documents. Following the Transaction Committee’s recommendation, the Board unanimously determined that the final draft of the Merger Agreement, the Merger, the Statutory Merger Agreement and the other transactions contemplated by the final draft of the Merger Agreement, the Statutory Merger Agreement and the Voting Agreement were advisable, fair to and, in the best interests of, Kofax and its shareholders. The Board unanimously approved the Merger Agreement and the Statutory Merger Agreement and determined to recommend that Kofax’s shareholders vote in favor of the adoption and approval of the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger.

Promptly following the board meeting, the Merger Agreement and Voting Agreements were executed and Kofax and Lexmark International, Inc. issued a joint press release announcing the transaction.

Reasons for the Merger; Recommendation of the Company Board of Directors

In the course of reaching the decision and making the recommendation described above, the Board consulted with its outside legal and financial advisors and with Kofax’s management and considered a number of factors that it believed supported its decision, including the following:

•	Attractive Value. The Board considered the value of the Merger Consideration of $11.00 per share in cash relative to the historical trading prices of the Kofax Common Shares and relative to historical market trading multiples and transaction multiples, including that the Merger Consideration of $11.00 per share represented a significant premium to the closing price of the Kofax Common Shares on the last trading day prior to the date the Board approved the Merger Agreement (44%) and to the volume-weighted average closing prices of the Kofax Common Shares for the 30-day period ending on the last trading day prior to the date the Board approved the Merger Agreement (62%). The Board also considered the fact that the Merger Consideration of $11.00 per share and Parent’s terms and conditions relating thereto constituted the best offer received by Kofax after conducting a robust and competitive strategic transaction process.

•	Best Alternative for Maximizing Stockholder Value. The Board considered that receipt of the Merger Consideration of $11.00 per share in cash was more favorable to Kofax’s shareholders than the potential value that might result from Kofax’s other strategic alternatives (including the alternative of remaining independent), particularly on a risk-adjusted basis. This consideration was based on, among other things, the Board’s assessment of:

•	Kofax’s historical operating and financial performance, its competitive position and its future prospects;

•	the risks associated with Kofax’s strategy and execution plans such as those previously announced by Kofax in connection with its first quarter financial results for fiscal 2015, including risks to Kofax’s plans associated with economic conditions generally and conditions in the industries in which Kofax participates, as well as the other risks and uncertainties discussed in Kofax’s public filings with the U.S. Securities and Exchange Commission;

•

the strategic and other alternatives reasonably available to Kofax, including the alternative of remaining a stand-alone public company and the strategic or recapitalization strategies that might be undertaken as a stand-alone public company, in light of a number of factors, including the risks and uncertainties associated with those alternatives as well as the assessment of the Board that none of these alternatives was reasonably likely to present superior opportunities for Kofax to create greater value for Kofax’s shareholders, taking into account the likelihood of accomplishing such alternatives, the need for additional investment resources to accomplish such alternatives and the risks of successfully effecting such alternatives, including the business, competitive, industry and market risks that would apply to Kofax;

•	the Board’s view that Parent was a logical acquirer of Kofax and one of the acquirers most likely to ascribe the greatest value to Kofax after considering that (i) Parent had the financial capacity to complete an acquisition of this size, while certain other potential transaction partners in Kofax’s market space likely would not, (ii) Kofax presented a strong strategic fit with Parent; and (iii) Parent had a track record of successfully completing acquisitions; and

•	that Kofax, through arms-length negotiation, was able to obtain an increase in the Merger Consideration, from Parent’s initial proposal to the final proposal of $11.00 per Kofax Common Share, as described in “The Merger—Background of the Merger.”

•	Opportunity to Receive Superior Offers. The inclusion of provisions that allow the Board, under certain circumstances and even though Kofax shareholder approval has already been obtained, to consider and respond to unsolicited bona fide third-party acquisition proposals, or engage in discussions with or negotiations with any person making such acquisition proposal and to terminate the Merger Agreement to accept a superior proposal, subject to certain notice requirements and other conditions and the requirement that Kofax pay the termination fee as more fully described in “The Merger Agreement—No Solicitation of Other Offers” and “—Termination of the Merger Agreement” and “—Termination Fees and Expenses,” and the fact that the Voting Agreement entered into by certain directors and shareholders terminates upon any termination of the Merger Agreement.

•	Greater Certainty of Value. The Board considered that the proposed Merger Consideration is to be paid entirely in cash, which provides Kofax’s shareholders with certainty of value for their shares. The Board also considered the likelihood that the closing can occur promptly, most likely before the end of the second calendar quarter of 2015.

•	Likelihood of Completion. The Board considered the degree of certainty that the closing will be achieved, particularly in view of the terms of the Merger Agreement and related documents and the closing conditions, which are limited in scope and number. In that regard, the Board noted:

•	Parent’s financial capacity to complete acquisitions and its track record of completing prior acquisitions;

•	Parent’s understanding of Kofax’s business and their collective experience with businesses of a similar nature to Kofax;

•	that Parent’s obligation to complete the Merger is not subject to receipt of financing or to any other financing-related condition;

•	that Parent represented in the Merger Agreement that it has (and at the closing of the Merger will have) sufficient cash, available lines of credit or other sources of immediately available, unrestricted funds to enable it to pay the Merger Consideration and to perform its other obligations under the Merger Agreement with respect to the transactions contemplated by the Merger Agreement, including any amounts necessary to refinance any of Kofax’s existing indebtedness; and

•	that Parent committed in the Merger Agreement to use its best efforts to cause the Merger to be completed, including obtaining governmental and third-party consents, and to resolve any objections to the Merger.

•	Opinion of Kofax’s Financial Advisor. The Board considered the opinion, dated March 24, 2015, of Lazard as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid to holders of Kofax Common Shares (other than certain excluded shares), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as more fully described in “The Merger—Opinion of Financial Advisor” beginning on page 43.

•	Support of Certain Directors and Shareholders. The Board considered that certain directors and shareholders, all of whom in the aggregate hold approximately 25.0% of the outstanding Kofax Common Shares, are supportive of the transaction. In this regard, the Board noted that such directors and shareholders would receive the same per share consideration for their Kofax Common Shares as will be paid to all the other Kofax shareholders and that all of Kofax’s shareholders would share equally on a pro rata basis in the control premium being paid by Parent even though the directors and shareholders may have been in a position to demand a disproportionate share of the control premium.

•	Other Terms of the Transaction. The Board considered the terms and conditions of the Merger Agreement and related transaction documents, including the fact that the Voting Agreement entered into by certain directors and shareholders terminates upon any termination of the Merger Agreement.

The Board also considered a variety of potential risks and other potentially negative factors relating to the transaction, including the following, but concluded that the anticipated benefits of the transaction substantially outweigh these considerations:

•	That Kofax’s shareholders will have no ongoing equity participation in Kofax or in Parent following the Merger, and that such shareholders will cease to participate in the surviving company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of the Kofax Common Shares.

•	The risk of incurring substantial expenses related to the Merger, including in connection with any litigation that may result from the announcement or pendency of the Merger.

•	The limitations on Kofax’s ability to solicit or engage in discussions or negotiations with a third-party regarding a takeover proposal.

•	The risk that one or more conditions to the parties’ obligations to complete the Merger will not be satisfied, and the related risk that the Merger may not be completed.

•	The risk that the Merger Agreement’s restrictions on the conduct of Kofax’s business prior to the completion of the Merger, generally requiring Kofax to conduct its business only in the ordinary course, subject to specific limitations, may delay or prevent Kofax from undertaking business opportunities that may arise pending completion of the Merger.

•	The possibility that the announcement of the Merger may cause a disruption to Kofax’s operations and that it may adversely affect our operating results and the trading price of Kofax Common Shares.

•	The risks and costs to Kofax if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•	That the receipt of cash in exchange for Kofax Common Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes.

•	The possibility that, in certain circumstances under the Merger Agreement primarily related to acceptance of a superior proposal, Kofax may be required to pay a termination fee of $35.0 million.

In addition, the Board was aware of and considered the interests that Kofax directors and executive officers may have with respect to the transaction that differ from, or are in addition to, their interests as shareholders of Kofax generally, as described in “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board in reaching its determination and recommendation. In view of the variety of factors considered in connection with its evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board recommended the Merger Agreements and the Merger based upon the totality of the information it considered.

After considering these factors, the Board concluded that the positive factors relating to the Merger Agreements and the Merger outweighed the potential negative factors and declared the advisability of the Merger Agreements and the Merger based upon the totality of the information presented to and considered by it.

After careful consideration, the Board unanimously concluded, in its business judgment, that the factors weighing in favor of the Merger outweighed the factors weighing against the Merger. The Board unanimously recommends that Kofax shareholders vote (1) “FOR” the Merger Proposal and (2) “FOR” the other proposal described in this information statement.

Opinion of Financial Advisor

Summary of Opinion

Lazard was retained by Kofax to act as its financial advisor in connection with the proposed Merger. On March 24, 2015, at a meeting of the Board held to evaluate the proposed Merger, Lazard rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated the same date, to the effect that as of that date, and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the Merger Consideration to be paid to holders of Kofax Common Shares (other than “excluded shares”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For purposes of this section, “excluded shares” means Kofax Common Shares (i) held by holders who are entitled to and properly require appraisal of their Kofax Common Shares, (ii) held by Kofax as treasury shares, (iii) owned by any of Kofax’s wholly owned subsidiaries, or (iv) owned by Public Parent, Parent, Merger Sub or any other wholly owned subsidiary of Public Parent.

The full text of Lazard’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this information statement as Annex C and is incorporated by reference herein in its entirety. The description of Lazard’s opinion in this information statement is qualified in its entirety by reference to the full text of such opinion. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s engagement and its opinion were for the benefit of our Board (in its capacity as such), and Lazard’s opinion was rendered to our Board in connection with its evaluation of the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to holders of Kofax Common Shares (other than excluded shares) of the Merger Consideration to be paid to such holders in the Merger. Lazard’s opinion was not intended to, and does not, constitute a recommendation to any holder of Kofax Common Shares as to how such holder should vote at the special meeting or take any other action with respect to the Merger. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Lazard did not express any opinion as to the price at which Kofax Common Shares may trade at any time subsequent to the announcement of the Merger. In addition, Lazard’s opinion did not address the relative merits of the Merger as compared to any other transaction or business strategy in which Kofax might engage or the merits of the underlying decision by Kofax to engage in the Merger.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the Merger Agreement;

•	Reviewed certain historical business and financial information relating to Kofax;

•	Reviewed various financial forecasts and other data provided to Lazard by Kofax relating to the business of Kofax;

•	Held discussions with members of the senior management of Kofax with respect to the business and prospects of Kofax;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Kofax;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Kofax;

•	Reviewed historical stock prices and trading volumes of Kofax Common Shares; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Kofax or concerning the solvency or fair value of Kofax, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, Lazard assumed, with the consent of Kofax, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Kofax. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of Kofax, that the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of Kofax, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Merger would not have an adverse effect on Kofax or the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Kofax had obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Merger Consideration to the extent expressly specified in the opinion) of the Merger, including, without limitation, the Voting Agreement. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Merger Consideration or otherwise.

In connection with rendering its opinion, Lazard performed certain financial analyses and reviews of certain information that Lazard deemed appropriate in connection with rendering its opinion as summarized below under “—Summary of Lazard Financial Analyses.” The summary of the analyses and reviews provided below under “—Summary of Lazard Financial Analyses” is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Considering selected portions of these analyses and reviews or the summary contained in “—Summary of Lazard Financial Analyses,” without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any particular analysis or review or application thereof considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Kofax. No company, business or transaction used in Lazard’s analyses and reviews is identical to Kofax, its business or the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition, or other values of the companies, businesses and transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

Summary of Lazard Financial Analyses

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 23, 2015, and is not necessarily indicative of current market conditions.

Selected Comparable Company Multiples Analysis

Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded companies whose operations Lazard believed, based on its experience with companies in the document capture, management and workflow software industry and professional judgment, to be generally relevant in analyzing Kofax’s operations. Lazard then compared such information to the corresponding information for Kofax.

The selected group of companies used in this analysis, which we refer to in this information statement as the Kofax comparable companies, were as follows:

•	Basware Corp.;

•	Bottomline Technologies, Inc.;

•	Electronics for Imaging, Inc.;

•	Informatica Corp.;

•	Monotype Imaging Holdings, Inc.;

•	Nuance Communications, Inc.;

•	OpenText Corp.; and

•	Pegasystems Inc.

Lazard selected the companies reviewed in this analysis because, among other things, the Kofax comparable companies operate businesses similar to the business of Kofax. However, no selected company is identical to Kofax. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Kofax and the Kofax comparable companies that could affect the public trading values of each also are relevant.

Lazard calculated and compared various financial multiples and ratios of each of the Kofax comparable companies, including, among other things:

•	the ratio, reflected as a multiple, of each company’s enterprise value, which Lazard calculated as the market capitalization of each company (based on each company’s closing share price as of March 23, 2015 and its most recent publicly available fully-diluted share count), plus debt, less cash, cash equivalents and marketable securities as of December 31, 2014, to its calendar year (“CY”) 2015 forecast revenue; and

•	the ratio, reflected as a multiple, of each company’s enterprise value, calculated as described above, to its CY 2015 forecast earnings before interest, taxes, depreciation and amortization, commonly referred to as “EBITDA”.

The revenue and EBITDA estimates for each of the Kofax comparable companies used by Lazard in its analysis were based on Wall Street research, which represents publicly available consensus estimates. The following table summarizes the results of this review:

	Kofax Comparable Companies Multiples		Median Multiple
Enterprise Value to CY2015 Revenue (Forecast)	2.14x – 6.33	x	3.58	x
Enterprise Value to CY2015 EBITDA (Forecast)	10.7x – 24.5	x	15.6	x

Based on an analysis of the relevant metrics for each of the Kofax comparable companies, as well as its professional judgment and experience, Lazard selected reference ranges of:

•	1.75x to 3.00x for enterprise value to CY 2015 forecast revenue; and

•	11.00x to 16.00x for enterprise value to CY 2015 forecast EBITDA.

Lazard applied each such range of enterprise value to revenue multiples, which are referred to as EV/Revenue multiples, for the Kofax comparable companies to the forecast revenue of Kofax, as reflected in the pro forma financial forecast included in Kofax management’s business plan (the “Kofax Management Plan”) described in “—Certain Unaudited Prospective Financial Information Concerning the Company”, and applied each such range of enterprise value to EBITDA multiples, which are referred to as EV/EBITDA multiples, for the Kofax comparable companies to the forecast EBITDA of Kofax, as reflected in the Kofax Management Plan’s pro forma financial forecast. In respect of both the forecast revenue of Kofax and the forecast EBITDA of Kofax, the Kofax Management Plan’s pro forma financial forecast incorporates on a pro forma basis the revenue and EBITDA attributable to Softpro GmbH, which

Kofax acquired on September 1, 2014, and Aia Holding BV, which Kofax acquired on February 27, 2015, for the entire forecast period based on management’s projections. In addition, the Kofax Management Plan’s pro forma financial forecast used in Lazard’s analysis is as adjusted to reflect on a pro forma net basis the current foreign exchange spot rates as of March 23, 2015.

This analysis resulted in the following approximate implied price per share range for Kofax Common Shares, as compared to the Merger Consideration:

	Implied Price Per Share Range	Merger Consideration
EV/Revenue Multiples	$6.76 – $11.19	$11.00
EV/EBITDA Multiples	$7.18 – $10.19

Selected Precedent Transactions Multiples Analysis

Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the document capture, management and workflow software industry it viewed as generally relevant in analyzing Kofax. In performing these analyses, Lazard reviewed certain financial information and transaction multiples relating to the companies involved in such selected transactions and compared such information to the corresponding information for Kofax. Specifically, Lazard reviewed 14 merger and acquisition transactions announced since October 2005 involving companies in the document capture, management and workflow software industry for which sufficient public information was available.

The selected transactions reviewed in this analysis were as follows:

Announcement Date	Acquiror	Target
12/5/14	OpenText Corp.	Actuate Corp.
10/9/14	Apax Partners LLP	Exact Holding N.V.
9/29/14	Vista Equity Partners	TIBCO Software Inc.
8/20/14	Nemetscheck AG	Bluebeam Software, Inc.
8/20/14	Lexmark International, Inc.	Readsoft AB
7/13/11	OpenText Corp.	Global 360 Holding Corp.
2/2/11	OpenText Corp.	Metastorm Inc.
11/2/10	Oracle Corp.	Art Technology Group, Inc.
5/21/10	Lexmark International, Inc.	Perceptive Software, Inc.
12/16/09	IBM Corp.	Lombardi Software, Inc.
7/17/07	Thoma Bravo, LLC	Hyland Software Inc.
8/10/06	IBM Corp.	FileNet Corp.
11/2/06	Oracle Corp.	Stellent, Inc.
10/17/05	EMC Corp.	Captiva Software Corp.

To the extent publicly available, Lazard reviewed, among other things, the EV/Revenue multiples and the EV/EBITDA multiples of each of the target companies implied by the selected transactions by comparing the enterprise value implied by the acquisition price to the relevant target company’s (i) estimated revenue for the twelve months immediately preceding the date the relevant transaction was announced, or LTM, (ii) estimated EBITDA for the LTM immediately preceding the date the relevant transaction was announced, and (iii) estimated EBITDA for the twelve months immediately following the date the relevant transaction was announced, or NTM. Estimated revenue and EBITDA amounts for the target companies were based on publicly available Wall Street consensus estimates or other publicly available financial information and analyst research at the time of the delivery of Lazard’s opinion. The following table summarizes the results of this review:

Precedent Transaction Multiples
	Low	High	Median
LTM EV/Revenue	2.07x	5.67x	3.15x
LTM EV/EBITDA	14.8x	32.6x	21.0x
NTM EV/EBITDA (Forecast)	15.6x	21.5x	17.0x

Based on an analysis of the relevant metrics for each of the transactions, as well as its professional judgment and experience, Lazard applied a LTM EV/Revenue multiple range of 2.50x – 3.75x to the LTM revenue of Kofax, a LTM EV/EBITDA multiple range of 15.0x – 30.0x to the LTM EV/EBITDA of Kofax, and a NTM EV/EBITDA multiple range of 12.0x –17.0x to the forecast NTM EV/EBITDA of Kofax. The forecast NTM EV/EBITDA of Kofax was as reflected in the Kofax Management Plan’s pro forma financial forecast. In respect of Kofax’s LTM revenue, LTM EBITDA and NTM EBITDA, the Kofax Management Plan’s pro forma financial statements and financial forecast incorporate on a pro forma basis the revenue and EBITDA attributable to Softpro GmbH, which Kofax acquired on September 1, 2014, and Aia Holding BV, which Kofax acquired on February 27, 2015, for the entire historical LTM period and forecast period based on management’s projections. In addition, the Kofax Management Plan’s pro forma financial forecast used in Lazard’s analysis is as adjusted to reflect on a pro forma net basis the current foreign exchange spot rates as of March 23, 2015. From this analysis, Lazard derived the following approximate implied price per share range for Kofax Common Shares, as compared to the Merger Consideration:

	Implied Price Per Share Range	Merger Consideration
LTM EV/Revenue	$8.80 – $12.92	$11.00
LTM EV/EBITDA	$7.06 – $13.57	$11.00
NTM EV/EBITDA (Forecast)	$7.78 – $10.79	$11.00

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis of Kofax to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Kofax was forecast to generate during the fiscal years ending June 30, 2015 through June 30, 2020 utilizing the financial projections for Kofax prepared by the management of Kofax, including the Kofax Management Plan’s pro forma financial forecasts. In respect of both the forecast revenue of Kofax and the forecast EBITDA of Kofax, the Kofax Management Plan’s pro forma financial forecast incorporates on a pro forma basis the revenue and EBITDA attributable to Softpro GmbH, which Kofax acquired on September 1, 2014, and Aia Holding BV, which Kofax acquired on February 27, 2015, for the entire forecast period based on management’s projections. In addition, the Kofax Management Plan’s pro forma financial forecast used in Lazard’s analysis is as adjusted to reflect on a pro forma net basis the current foreign exchange spot rates as of March 23, 2015. For the purposes of determining standalone unlevered, after-tax free cash flows, share-based compensation was treated as a cash expense for the projection period. Nevertheless, share-based compensation was excluded from estimated EBITDA for the purposes of calculating terminal values. Lazard calculated terminal values for Kofax by applying to Kofax’s estimated EBITDA for its fiscal year ending June 30, 2020, which does not include share-based compensation, a range of multiples from 11.0x to 13.0x, which were derived by taking into consideration the Kofax management’s financial forecasts, growth rates for the industry in which Kofax operates and public valuations of comparable companies to Kofax.

The present values (as of March 23, 2015) of the free cash flows and terminal values were then calculated using discount rates ranging from 9.0% to 11.0%, which were derived taking into account a weighted average cost of capital calculation. This analysis resulted in the following approximate implied price per share range for Kofax Common Shares, as compared to the Merger Consideration:

Implied Price Per Share Range	Merger Consideration
$10.03 - $12.37	$11.00

Additional Analyses using Wall Street estimates for Kofax

The analyses and data described below were presented to our Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Premiums Paid Analysis

Lazard performed premiums paid analyses based on the premiums paid, where applicable, in those transactions announced from 2009 through the date of Lazard’s opinion where the target was a technology company whose shares were traded on a U.S. market and whose enterprise value was greater than $100 million. The analyses were based on the one-day and 30-day implied premiums paid in such precedent transactions, respectively. Lazard calculated the implied premium paid in each transaction by comparing the per share offer price at the time of the announcement of each transaction to the target company’s share price one day prior to the announcement of the transaction and 30 days prior to the announcement of the transaction, respectively. The analyses indicated the following premiums paid, as compared to the premium represented by the Merger Consideration relative to the price of a Kofax Common Share:

	Median Premium Paid	Premium Represented by the Merger Consideration at $11.00
1-day prior premium	31%	44.4%
30-days prior premium	36%	62.0%

52-Week High/Low Trading Prices

Lazard reviewed the range of trading prices of shares of Kofax common stock for the 52 weeks ended on March 23, 2015. Lazard observed that, during such period, the intraday share price of Kofax Common Shares ranged from $5.65 per share to $9.41 per share.

Research Analyst Price Targets

Lazard reviewed recently-available equity analyst price targets based on published, publicly available Wall Street equity research reports prepared by equity analysts covering Kofax, which indicated 12-month target prices that ranged from $7.81 to $10.00, with a median price of $9.00 per share.

Other Analyses

Lazard separately conducted the analyses noted above under “—Selected Comparable Companies Analysis” and “—Selected Precedent Transactions Multiples Analysis” (solely in respect of NTM EV/EBITDA) by applying the range of multiples revealed by such analyses to (i) Kofax’s CY 2015 forecast revenue, (ii) Kofax’s CY 2015 forecast EBITDA, and (iii) Kofax’s forecast NTM EBITDA, in each case, using Wall Street consensus estimates for Kofax. Lazard also separately conducted the analysis noted above under “—Discounted Cashflow Analysis” by performing a discounted cash flow analysis of Kofax as described above but utilizing Wall Street consensus estimates. In each case, these analyses using Wall Street consensus estimates for Kofax resulted in lower approximate implied price per share ranges for Kofax Common Shares than the approximate implied price per share ranges implied by the comparable analyses that utilized the Kofax Management Plan’s pro forma financial forecasts and extrapolations from such forecasts that are summarized above. In respect of both the forecast revenue of Kofax and the forecast EBITDA of Kofax, the Kofax Management Plan’s pro forma financial forecast incorporates on a pro forma basis the revenue and EBITDA attributable to Softpro GmbH, which Kofax acquired on September 1, 2014, and Aia Holding BV, which Kofax acquired on February 27, 2015, for the entire forecast period based on management’s projections. In addition, the Kofax Management Plan’s pro forma financial forecast used in Lazard’s analysis is as adjusted to reflect on a pro forma net basis the current foreign exchange spot rates as of March 23, 2015.

Miscellaneous

In connection with Lazard’s services as financial advisor to Kofax with respect to the Merger, Kofax agreed to pay Lazard a fee based on the aggregate consideration involved in the Merger, calculated as of immediately prior to the closing of the Merger (as of March 24, 2015, such amount was calculated to be approximately $12.7 million), of which $1.0 million became payable upon the rendering of Lazard’s opinion and the remainder is contingent upon the closing of the Merger. Kofax has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Other than in connection with Lazard’s services as financial advisor to Kofax with respect to the Merger, Lazard has provided certain investment banking services to Kofax in the past for which Lazard has received compensation. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Kofax and Public Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Kofax, Public Parent and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Kofax because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in the software industry specifically, as well as its familiarity with the business of Kofax.

Kofax and Public Parent determined the Merger Consideration of $11.00 in cash per Kofax Common Share to be paid to the holders of Kofax Common Shares (other than excluded shares) in the Merger through arm’s-length negotiations, and the Board unanimously approved such Merger Consideration. Lazard did not recommend any specific consideration to the Board or any other person or indicate that any given consideration constituted the only appropriate consideration for the Merger.

Lazard’s opinion was one of many factors considered by our Board. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the Board with respect to the Merger Consideration or of whether the Board would have been willing to recommend a different transaction or determine that a different amount or form of consideration for each Kofax Common Share was fair. Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any shareholder, employee or creditor of Kofax.

Certain Unaudited Prospective Financial Information Concerning the Company

Kofax does not, as a matter of general practice, publicly disclose financial projections, due to the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections. However, Kofax has elected to provide the unaudited prospective financial information set forth below in order to provide its shareholders access to selected non-public unaudited prospective financial information that was prepared in connection with the evaluation of a possible transaction and was provided to the Board and its financial advisors prior to the execution of the Merger Agreement. These financial projections were also provided to Parent during the due diligence process. You should note that the prospective financial information constitutes forward-looking statements, and that the prospective financial information was not prepared with a view toward public disclosure. Inclusion of this financial information should not be regarded as an indication that any of Kofax, Parent or any of their respective affiliates, officers, employees, directors, advisors or other representatives or any other recipient of this financial information considered, or now considers, it to be necessarily predictive of actual future financial results or is indicative of financial guidance that Kofax would provide as a stand-alone company should the transaction not be consummated. None of Kofax, Parent or any of their respective affiliates, officers, employees, directors, advisors or other representatives has made or makes any representation to any shareholder or other person regarding Kofax’s ultimate financial performance compared to the prospective financial information or that forecasted financial results will be achieved. Kofax has made no representation to Parent, in the Merger Agreement or otherwise, concerning these or any financial forecast. Readers of this information statement are cautioned not to place undue reliance on the prospective financial information. See “Cautionary Statement Concerning Forward-Looking Statements” on page 18.

The prospective financial information was prepared for internal use and is subjective in many respects. While presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions of Kofax’s management with respect to sales volume, operating expense, capital expenditures, industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to Kofax’s business, many of which are beyond Kofax’s control. As a result, there can be no assurance that the prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. A number of important factors with respect to Kofax’s business and the industry in which it participates may affect actual financial results and result in the prospective financial information not being achieved. For a description of some of these factors, Kofax’s shareholders are urged to review Kofax’s most recent SEC filings as well as “Cautionary Statement Concerning Forward-Looking Statements.” Economic and business environments can and do change quickly which adds a significant level of unpredictability and execution risk. These factors create significant uncertainty as to whether the financial results portrayed in the prospective financial information will be achieved. The prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the use of non-GAAP financial measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of the prospective financial information. Neither Kofax’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information, nor have they expressed any opinion or any other form of assurance on such financial information or its achievability. Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date of its preparation and Kofax does not intend to make publicly available any update or other revision to the prospective financial information.

The prospective financial information, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Because the prospective financial information covers multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and results in the prospective financial information not being achieved include, but are not limited to, failure to achieve growth goals, industry consolidation, inability to integrate acquisitions, effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014 and described under the section below entitled “Cautionary Statement Concerning Forward-Looking Statements.” The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The information set forth in the prospective financial information is not fact and should not be relied upon as being necessarily indicative of future financial results.

The key assumptions underlying the prospective financial information are:

•	Organic revenue increasing at a compound annual growth rate of at least 10.5% during the forecast period;

•	Maintaining the Company’s current gross margins for each individual revenue line item;

•	The ability to obtain and maintain agreements with key suppliers on attractive terms;

•	The ability to control the growth of selling, general and administrative expenses such that their growth is at a rate that is less than the growth rate for total revenues;

•	Global economic conditions do not deteriorate further;

•	The ability to obtain and maintain relationships with key customers; and

•	The ability to consummate and effectively integrate future and previous acquisitions.

Prospective Financial Information

Management Projections

Fiscal Year Ended June 30

($ in millions)

	2015	2016	2017
Revenues	$329.7	$360.0	$408.3
Gross Profit	$264.2	$298.4	$340.1
Operating Expenses	$217.3	$240.2	$263.2
EBITA(1)(3)	$48.5	$53.4	$73.0
Depreciation	$4.5	$4.9	$5.1
EBITDA(2)(3)	$53.0	$58.3	$78.1

(1)	“EBITA” means earnings before interest, taxes and amortization.
(2)	“EBITDA” means earnings before interest, taxes, depreciation and amortization.
(3)	Stock based compensation expense, acquisition related costs and other income/expense were not taken into account when calculating EBITA or EBITDA.

Management Extrapolations

Lazard calculated the unlevered free cash flows that Kofax is expected to generate from fiscal year 2015 through fiscal year 2020 based upon Kofax management’s projections set forth above for fiscal years 2015 through 2017 and certain extrapolations of such projections (which such extrapolations were prepared by Kofax’s management at the request of Lazard solely for purposes of Lazard’s valuation analysis and which such extrapolations were not provided to Parent) for fiscal years 2017 through 2020 set forth below.

Fiscal Year Ended June 30

($ in millions)

	Management Projections			Management Extrapolations
	2015	2016(1)	2017(1)	2018(1)	2019(1)	2020(1)
Revenues	$329.7	$360.0	$408.3	$453.5	$499.0	$544.2
EBITA(2)	$48.5	$53.4	$73.0	$85.0	$96.1	$107.5
EBITDA(3)	$53.0	$58.3	$78.1	$90.7	$102.3	$114.3
Stock-Based Compensation	$(5.4)	$(5.9)	$(6.7)	$(7.4)	$(8.2)	$(8.9)
Adjusted EBITDA(4)	$47.6	$52.4	$71.5	$83.3	$94.1	$105.4
Taxes	$(14.7)	$(16.1)	$(21.9)	$(24.8)	$(27.3)	$(29.6)
Tax-Affected EBIT(4)	$28.5	$31.3	$44.5	$52.8	$60.7	$69.0
Depreciation	$4.5	$4.9	$5.1	$5.7	$6.2	$6.8
Capital Expenditures	$(4.5)	$(4.9)	$(5.1)	$(5.7)	$(6.2)	$(6.8)
Change in Working Capital	$(1.7)	$(2.8)	$(3.3)	$(3.8)	$(4.3)	$(4.8)
Unlevered Free Cash Flow(4)	$26.8	$28.5	$41.2	$49.0	$56.4	$64.2

(1)	Amounts set forth in the projections and extrapolations period for fiscal years 2016 through 2020 were calculated on a constant currency basis utilizing exchange rates of 1.09 EUR/USD, 1.49 GBP/USD and 1.03 CHF/USD, which such rates were equal to the prevailing rates in effect on the date immediately preceding the date of the Merger Agreement as opposed to the management projections which applied exchange rates determined by management when preparing its budget at the inception of fiscal year 2015 of 1.35 EUR/USD, 1.61 GBP/USD and 1.10 CHF/USD.
(2)	“EBITA” means earnings before interest, taxes and amortization.
(3)	“EBITDA” means earnings before interest, taxes, depreciation and amortization, acquisition related costs and other income and expense.
(4)	Includes the impact of stock based compensation expense as a cash expense.
(5)	“Unlevered Free Cash Flow” means earnings before interest and taxes, less taxes, plus depreciation and amortization, less capital expenditures, and less the amount of any increase or plus the amount of any decrease in net working capital.

Interests of the Company’s Directors and Executive Officers in the Merger

In considering the recommendation of the Board to adopt the Merger Agreement, you should be aware that Kofax’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of Kofax’s shareholders generally. The Board was aware of these interests and considered them, among other matters, (i) in evaluating the Merger Agreement, (ii) in reaching its decision to approve the Merger Agreement, and (iii) in recommending to Kofax shareholders that the Merger Agreement and the Merger be adopted. These interests include those described below.

Stock Ownership

As of April 8, 2015, our executive officers and non-executive directors owned the following number of Kofax Common Shares, which have the values set forth opposite their names (based on the Merger Consideration):

Name – Executive Officers	Number of Kofax Common Shares	Value of Kofax Common Shares	Name – Non-Executive Directors	Number of Kofax Common Shares	Value of Kofax Common Shares
Reynolds C. Bish	196,150	$2,157,650	Greg Lock	750,000	$8,250,000
Jamie Arnold, Jr.	255,000	$2,805,000	William T. Comfort III	5,928,790	$65,216,690
Howard Dratler	—	—	Chris Conway	295,000	$3,245,000
Grant Johnson	—	—	Wade W. Loo	5,000	$55,000
Anthony Macciola	—	—	Joe Rose	125,000	$1,375,000
Jim Nicol	—	—	Mark Wells	105,000	$1,155,000
Karl Doyle	3,000	$33,000	James A. Urry	3,705,609	$40,761,699
Lynne Scheid	—	—
Bradford Weller	64,849	$713,339

Assumption of Equity Awards

Pursuant to the terms of the Merger Agreement, all stock options and restricted stock unit awards, including those held by the executive officers, whether vested or unvested, will be treated as set forth below.

•	Each Kofax Option will be converted into a Public Parent Option. The terms and conditions, including, without limitation, vesting schedule, applicable to each Public Parent Option will be consistent with those of the Kofax Option from which it was converted, except that (i) the number of shares of Public Parent Common Stock covered by a Public Parent Option will equal the product of (X) the number of Kofax Common Shares covered by the Kofax Option from which it was converted and (Y) the Exchange Ratio and (ii) the per share exercise price of a Public Parent Option will equal the quotient of (X) the per share exercise price of the Kofax Option from which it was converted and (Y) the Exchange Ratio. Kofax Options that have an exercise price denominated in a currency other than US dollars will have their exercise price converted to US dollars.

•

Each Kofax RSU will be converted into a Public Parent RSU. The terms and conditions, including, without limitation, vesting schedule and settlement dates, applicable to each Public Parent RSU will be consistent with those of the Kofax RSU from which it was converted, except that the number of shares of Public Parent Common Stock covered by a Public Parent RSU will equal the product of (X) the number of Kofax Common Shares covered by the Kofax RSU from which it was converted and (Y) the Exchange Ratio. In addition, the performance conditions applicable to each Kofax RSU for which the performance period has not ended as of December 30, 2014 will be waived (as more fully detailed in the remainder of this paragraph). Accordingly, each Public Parent RSU will vest following the Merger based solely on continued employment. For purposes of determining the number of Kofax Common Shares covered by a Kofax RSU, (i) the actual number of Kofax Common Shares earned will be used for Kofax RSUs that are vested as of immediately prior to the Effective Time, (ii) with respect to Kofax RSUs for which the performance period has ended on or prior to December 30, 2014 but which are not vested as of the Effective Time, the actual number of Kofax Common Shares earned in respect of performance will be used, (iii) with respect to Kofax RSUs for which the performance period ended after December 30, 2014 but prior to the Effective Time, the number of Kofax Common Shares that will be earned based on the target level of performance will be used, and (iv) with respect to Kofax RSUs for which the performance period has not ended as of the Effective Time, the number of Kofax Common Shares that would be earned based on the target level of performance will be used.

The following tables set forth, for each of the Company’s executive officers, the number of Kofax Common Shares underlying (i) vested Kofax Options, (ii) unvested Kofax Options, (iii) vested Kofax RSUs and (iv) unvested Kofax RSUs, as well as the value of the Kofax Common Shares underlying each such award (based on the Merger Consideration), in each case as held by the executive officers as of April 14, 2015 and assuming continued employment through the date of the closing of the Merger, which, for purposes of the tables below, has been assumed to be May 31, 2015. As of April 8, 2015, none of our non-executive directors held Kofax Options or Kofax RSUs.

Kofax Options

Name	Number of Kofax Common Shares Underlying Vested Kofax Options	Value of Kofax Common Shares Underlying Vested Kofax Options	Number of Kofax Common Shares Underlying Unvested Kofax Options	Value of Kofax Common Shares Underlying Unvested Kofax Options	Total Value of Kofax Common Shares Underlying Kofax Options
Reynolds C. Bish	1,550,000	$17,050,000	—	—	$17,050,000
Jamie Arnold, Jr.	400,000	$4,400.000	—	—	$4,400.000
Howard Dratler	—	—	—	—	—
Grant Johnson	—	—	—	—	—
Anthony Macciola	160,457	$1,765,027	—	—	$1,765,027
Jim Nicol	327,953	$3,607,483	—	—	$3,607,483
Karl Doyle	81,250	$893,750	18,750	$146,362	$1,040,112
Lynne Scheid	80,625	$886,875	4,375	$28,535	$915,410
Bradford Weller	221,388	$2,435,268	—	—	$2,435,268

Kofax RSUs

Name	Number of Kofax Common Shares Underlying Vested Kofax RSUs	Value of Kofax Common Shares Underlying Vested Kofax RSUs	Number of Kofax Common Shares Underlying Unvested Kofax RSUs	Value of Kofax Common Shares Underlying Unvested Kofax RSUs	Total Value of Kofax Common Shares Underlying Kofax RSUs
Reynolds C. Bish	668,150	$7,349,650	400,000	$4,400,000	$11,749,650
Jamie Arnold, Jr.	168,400	$1,852,400	167,500	$1,842,500	$3,694,900
Howard Dratler	—	—	600,000	$6,600,000	$6,600,000
Grant Johnson	—	—	250,000	$2,750,000	$2,750,000
Anthony Macciola	55,922	$615,142	170,000	$1,870,000	$2,485,142
Jim Nicol	133,108	$1,464,188	185,000	$2,035,000	$3,499,188
Karl Doyle	33,500	$368,500	75,000	$825,000	$1,193,500
Lynne Scheid	53,194	$585,134	80,000	$880,000	$1,465,134
Bradford Weller	11,725	$128,975	105,000	$1,155,000	$1,283,975

Potential Severance Benefits and Tax Gross-up Payments of Executive Officers

Each of Messrs. Bish, Arnold, Dratler, Johnson, Macciola, Nicol, Doyle and Weller and Ms. Scheid has an employment agreement with the Company (each, an “Employment Agreement”) that provides for severance benefits in the event that his or her employment is terminated in conjunction with or following a change in control of the Company (as defined in the 2007 Long-Term Incentive Plan), including the Merger. The Employment Agreements provide that, in the event that the applicable executive officer’s employment is terminated without cause or for good reason (as defined in the applicable Employment Agreement), in either case, within twelve months following the occurrence of a change in control, each executive officer, subject to the executive officer’s execution of a release of claims, will be entitled to the following severance benefits:

(i) a lump-sum equal to (x) twelve months of base salary at the time of such termination for Messrs. Bish, Dratler, Macciola and Nicol or (y) six months of base salary at the time of such termination for Messrs. Arnold, Johnson, Doyle and Weller and Ms. Scheid;

(ii) a lump-sum amount equal to the applicable executive officer’s earned but unpaid bonus for the Company’s fiscal year ending on or prior to such termination of employment;

(iii) a lump-sum amount equal to the executive officer’s target bonus for the fiscal year of termination (or in the case of Mr. Dratler, a lump-sum amount equal to the target override and bonus for the year of termination); and

(iv) payment of COBRA premiums until the earlier of (x) the date on which the executive officer is eligible to receive health benefits under another group health insurance plan or (y) the twelve month anniversary of such termination for Messrs. Bish, Dratler, Macciola and Nicol or the six month anniversary of such termination for Messrs. Arnold, Johnson, Doyle and Weller and Ms. Scheid, following such termination date.

In addition, in the event of a termination without cause or for good reason, in either case, within twelve months following a change in control, 100% of the executive officer’s Kofax Options and Kofax RSUs, to the extent unvested and if applicable, previously unreleased, shall become vested and if applicable, released.

Pursuant to their Employment Agreements, Messrs. Bish and Weller are also entitled to receive tax gross-up payments for all or a portion of the excise taxes incurred by them under Section 4999 of the US Internal Revenue Code in respect of change in control payments or benefits received by them, as well as a gross-up for taxes on such gross-up payments. The amount of such tax gross-up which they are entitled to receive is dependent on the consideration payable in connection with the change in control.

Each of the Employment Agreements also includes a nonsolicitation provision that each executive officer will not, during the term of the Employment Agreement and for one year after the termination of employment, separately or in conjunction with others, encourage or cause others to solicit or personally encourage any employees of the Company to terminate or alter their relationship with the Company.

Table of Severance Benefits

The following tables show the aggregate dollar value of the potential severance benefits and tax gross-up payment each applicable executive officer could be entitled to receive in connection with the Merger if such executive officer is terminated without cause or resigns for good reason immediately following such Merger, which is assumed to occur on May 31, 2015.

Executive Officer	Amount Payable in respect of base salary ($)(1)	Prior Year, Earned but Unpaid Bonus ($)(2)	Target Bonus ($)(3)	Estimated COBRA Reimbursements ($)(4)	Value of Kofax RSU Acceleration ($)(5)	Value of Kofax Option Acceleration ($)(6)	Aggregate Severance ($)
Reynolds C. Bish	500,000	N/A	550,000	43,075	4,400,000	0	5,493,075
Jamie Arnold, Jr.	357,500	N/A	246,750	19,948	1,842,500	0	2,466,698
Howard Dratler	418,000	N/A	370,000	14,766	6,600,000	0	7,402,766
Grant Johnson	150,000	N/A	150,000	10,816	2,750,000	0	3,060,816
Anthony Macciola	285,000	N/A	162,222	12,723	1,870,000	0	2,329,945
Jim Nicol	301,500	N/A	168,100	14,476	2,035,000	0	2,519,076
Karl Doyle	142,000	N/A	120,375	7,394	825,000	146,147	1,240,916
Lynne Scheid	103,750	N/A	118,306	7,394	880,000	28,535	1,137,985
Bradford Weller	151,750	N/A	172,400	10,816	1,155,000	0	1,489,966

(1)	These calculations assume each executive officer’s base salary remains the same as the salary in effect on April 1, 2015. With respect to Messrs. Bish, Arnold, Dratler, Macciola and Nicol, the amounts reported in this column represent 12 months of the applicable executive’s base salary. For all other executive officers, the amounts reported in this column represent 6 months of the applicable executive’s base salary.
(2)	Because this table assumes that the Merger will close on May 31, 2015, each of the executive officers would have already received his or her full bonus for the fiscal year ending June 30, 2014 as of such date. Accordingly, no such amounts are reported in this column.
(3)	Except for Mr. Dratler, the amounts reported in this column represent the target bonus in effect as of April 1, 2015. For Mr. Dratler, the amount reported in this column represents the target override and bonus amount in effect as of April 1, 2015.
(4)	Amounts in this column represent the estimated COBRA reimbursement that each executive officer would receive, based on their current medical, dental and vision elections, for (x) twelve months with respect to Messrs. Bish, Arnold, Dratler, Macciola and Nicol and (y) six months with respect to Messrs. Arnold, Johnson, Doyle and Weller and Ms. Scheid.
(5)	Represents the unvested number of target Kofax RSUs that each executive officer holds as of May 31, 2015, multiplied by the Merger Consideration.
(6)	Represents, with respect to each Kofax Option that is unvested as of May 31, 2015, the product of (x) the number of Kofax Common Shares then underlying the unvested portion of the Kofax Option and (y) the difference between the Merger Consideration and the per share exercise price of such Kofax Option. Any unvested Kofax Options with an exercise price denominated in GBP was converted from GBP to US dollars based on the exchange rate in effect on March 31, 2015.

Executive Officers	Estimated Golden Parachute Tax Gross- up if employment is terminated in connection with the Merger ($)(1)	Estimated Golden Parachute Tax Gross- up if employment is not terminated in connection with the Merger ($)(2)
Reynolds C. Bish	$3,461,193	0
Bradford Weller	0	0

(1)	Represents the estimated tax gross-up of the golden parachute payment that the executive officer would be entitled to receive if his employment is terminated by the Company without cause or by the executive officer for good reason, in either case, within twelve months following the Merger.
(2)	Represents the estimated tax gross-up payment that the executive officer would be entitled to receive if his employment is not terminated by the Company without cause or by the executive officer for good reason, in either case, within twelve months following the Merger.

Indemnification and Insurance

The Merger Agreement provides that, following the Merger, the surviving company will assume all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Merger existing in favor of the current or former directors or officers of Kofax and its subsidiaries as provided in their respective certificates of incorporation or bye-laws (or comparable organizational documents) and any indemnification or other agreements of Kofax as in effect on the date of the Merger Agreement. Following the Merger, the surviving company must maintain a six-year “tail” directors’ and officers’ liability insurance policy, subject to a cap on aggregate premiums, with respect to claims arising out of or relating to events which occurred before or at the Effective Time.

Employment Agreements with Surviving Company

As of the date of this information statement, Parent has informed Kofax that none of Kofax’s executive officers have entered into any agreement, arrangement or understanding with Parent regarding employment with the surviving company. As part of its retention efforts, Parent may wish to enter into agreements, arrangements or understandings with Kofax’s officers and certain other key employees.

Litigation Relating to the Merger

To Kofax’s knowledge, as of April 14, 2015, there is no pending litigation against Kofax, Public Parent or Parent in connection with the Merger.

Regulatory Waiting Periods and Approvals Required for the Merger

Under the HSR Act, the Merger may not be completed until Kofax and Parent have filed notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and the applicable waiting period has expired or been terminated. On April 7, 2015, Kofax and Parent each filed a Notification and Report Form with the Antitrust Division and the Federal Trade Commission and requested an early termination of the waiting period. If the early termination is not granted and a request for additional information by these antitrust authorities is not made, the waiting period will expire at 11:59 p.m. on May 7, 2015.

Under applicable German law, the Merger may only be completed if it is approved by the FCO. Public Parent filed the applicable notification with the FCO on April 10, 2015.

Under the Merger Agreement, both Kofax and Parent have agreed to use best efforts to obtain all required governmental approvals and avoid any action or proceeding by a governmental entity to the extent necessary, proper or advisable to consummate the Merger. Except as noted above with respect to the required filings under the HSR Act and applicable German law, the expiration of 14 days from the mailing of this information statement to Kofax’s shareholders and the filing of a certificate of merger in Bermuda at or before the effective date of the Merger, we are unaware of any material federal, state or foreign regulatory requirements or approvals required for the execution of the Merger Agreement or completion of the Merger or the other transactions contemplated by the Merger Agreement.

Expected Timing of the Merger

We expect to complete the Merger by the end of the second calendar quarter of 2015. However, the Merger is subject to customary conditions and it is possible that factors outside the control of the parties could result in the Merger being completed at a later time, or not at all.

THE MERGER AGREEMENT

This section of this information statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this information statement and is incorporated into this information statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. This section is not intended to provide you with any factual information about us. Such information can be found elsewhere in this information statement and in the public filings we make with the SEC, as described in “Where You Can Find More Information” beginning on page 87.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of their terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Kofax contained in this information statement or in our public reports filed with the U.S. Securities and Exchange Commission may supplement, update or modify the factual disclosures about Kofax contained in the Merger Agreement. In addition, such representations and warranties (a) have been made only for purposes of the Merger Agreement, (b) may be subject to limits or exceptions agreed upon by the contracting parties, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or other specific dates and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Additionally, the representations, warranties, covenants, conditions and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Matters may change from the state of affairs contemplated by the representations and warranties contained in the Merger Agreement. Kofax will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws. Accordingly, the representations and warranties of Kofax contained in the Merger Agreement should not be read alone but instead should be read together with the information provided elsewhere in this information statement, Kofax’s periodic reports incorporated by reference to this information statement, and reports, statements and filings that Kofax publicly files with the SEC from time to time. Please refer to “Where You Can Find More Information” on page 87 of this information statement.

The Merger

Subject to the terms and conditions of the Merger Agreements, Merger Sub, a direct wholly-owned subsidiary of Parent, will merge with and into Kofax, with Kofax continuing as the surviving company. As a result of the Merger, Merger Sub will cease to exist and Kofax will continue its corporate existence under the Companies Act 1981 of Bermuda as an indirect wholly-owned subsidiary of Public Parent. On the Closing Date, to effect the Merger, Parent, Merger Sub and Kofax shall cause (1) the statutory merger agreement (“Statutory Merger Agreement”) to be filed with the Registrar of Companies in Bermuda and (2) an application for the registration of the surviving company to be prepared, executed and delivered to the Registrar as provided under Section 108 of the Companies Act. The Merger will be effective at the time a certificate of merger is issued by the Registrar in accordance with Section 109.

Merger Consideration

Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, each common share of Kofax, par value $0.001 per share (which we refer to as the “Kofax Common Shares”) (excluding any dissenting share as to which appraisal rights have been properly exercised under Bermuda law), will be cancelled and converted into the right to receive an amount of cash equal to $11.00 per share (the “Merger Consideration”), less any applicable withholding taxes and without interest, as further described in the Merger Agreement. All Kofax Common Shares that are held by Kofax as treasury stock or held by any wholly owned subsidiary of Kofax, or owned by Pubic Parent, Parent or any wholly owned subsidiary of Parent immediately before the Merger, will be cancelled and no payment will be made in respect thereof.

Directors and Officers; Memorandum of Association; Bye-laws

At the Effective Time, the directors and officers of Merger Sub will become the directors and officers of the Company until their respective successors have been duly elected and qualified or the earlier of their death, resignation, or removal.

At the Effective Time, the memorandum of association of the surviving corporation will be amended as set forth in Exhibit C to the Merger Agreement. The bye-laws of Merger Sub immediately prior to the Effective Time will be the bye-laws of the surviving company as set forth in Exhibit D to the Merger Agreement.

Treatment of Stock Options and Restricted Stock

At the Effective Time, each option to purchase Kofax Common Shares that is outstanding will be converted into an option to purchase shares of Public Parent Common Stock and each restricted stock unit award covering Kofax Common Shares will be converted into a restricted stock unit award covering Public Parent Common Stock, as described above in “The Merger–Interests of the Company’s Directors and Executive Officers in the Merger.”

Shareholders Seeking Appraisal

A holder of Kofax Common Shares who does not vote in favor of the Merger and who complies with all provisions of the Companies Act concerning the rights of holders of Kofax Common Shares to require appraisal of their Kofax Common Shares pursuant to Bermuda law is herein referred to as a “Dissenting Holder” and the Kofax Common Shares held by the Dissenting Holder are referred to as “Dissenting Shares.” At the Effective Time, all Dissenting Shares will be cancelled and converted into the right to receive the Merger Consideration. A Dissenting Holder shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act is greater than the Merger Consideration, be entitled to receive the difference in value between the Merger Consideration paid to the Dissenting Holder and the appraised value within one month after the Supreme Court of Bermuda determines the appraised fair value pursuant to appropriate procedures.

In the event that a holder of Kofax Common Shares fails to exercise, effectively withdraws or otherwise waives any right to appraisal, such holder’s Kofax Common Shares shall be cancelled and converted as of the Effective Time into the right to receive the Merger Consideration for such Kofax Common Shares.

Payment for the Shares

Prior to the Effective Time, Parent will designate a paying agent reasonably acceptable to us to make payment of the Merger Consideration as contemplated by the Merger Agreement. At least one business day prior to the Effective Time, Parent will deposit with the paying agent the funds appropriate to pay the Merger Consideration.

No later than the third business day following the Effective Time, the surviving company shall cause the paying agent to send you a letter of transmittal and instructions advising you how to surrender your Kofax Common Shares and certificates therefor, (if any) in exchange for the Merger Consideration. If you appear at the closing of the Merger in person, the paying agent will provide you with the letter of transmittal and instructions at the closing. The paying agent will promptly pay you your Merger Consideration after (1) you have surrendered the certificate(s) representing your Kofax Common Shares and provided to the paying agent a properly executed letter of transmittal and any other documents customarily and reasonably required by the paying agent, or (2) if your Kofax Common Shares are held as book-entry shares, the paying agent has received the entry through a book-entry transfer agent of the surrender of the Kofax Common Shares held as book-entry shares. Interest will not be paid or accrue in respect of cash payments of Merger Consideration. YOU SHOULD NOT SURRENDER YOUR KOFAX COMMON SHARES WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR CERTIFICATES TO THE COMPANY AT THIS TIME.

At the Effective Time, we will close our stock transfer books and there will be no further registration of transfers on the stock transfer books of the surviving company of Kofax Common Shares that were outstanding immediately prior to the Effective Time.

If any cash deposited with the paying agent remains undistributed to holders of certificates for one year following the Closing Date, such cash will be delivered to the surviving company, upon demand, and any holders of Kofax Common Shares who have not surrendered their share certificates pursuant to the Merger Agreement procedures may thereafter only look to the surviving company for payment of the Merger Consideration.

If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered share certificate is registered, the paying agent will promptly pay the Merger Consideration if the certificate formerly representing such Kofax Common Share is presented to the paying agent, accompanied by all documents required to evidence the transfer and to evidence that any applicable share transfer and other applicable taxes have been paid or are not applicable.

The letter of transmittal will include instructions if the shareholder has lost the share certificate or if it has been stolen or destroyed. The shareholder will have to provide an affidavit of loss and, if required by the paying agent or surviving company, post a bond in such reasonable and customary amount as the paying agent or surviving company may direct as indemnity against any claim that may be made against it with respect to such share certificate in order for the paying agent to deliver applicable Merger Consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub, including representations and warranties relating to:

•	the organization and qualification of Kofax and its subsidiaries;

•	the capitalization of Kofax and its subsidiaries;

•	the authorization, execution, delivery and enforceability of the Merger Agreement and the related transaction agreements;

•	the absence of conflicts or violations under our organizational documents, contracts or law, and required consents and approvals;

•	registration statements, prospectuses, reports, schedules, forms, statements and other documents filed with the SEC or United Kingdom securities administrators and the accuracy of the information in those documents;

•	our internal controls and procedures;

•	our undisclosed liabilities;

•	the absence of certain changes or events since June 30, 2014;

•	our compliance with law;

•	our compliance with environmental laws and other environmental matters;

•	our employee benefit plans;

•	investigations and litigation to which we are a party;

•	this information statement;

•	our tax matters;

•	our labor matters;

•	our intellectual property;

•	our owned and leased real property;

•	our material contracts;

•	our receipt of an opinion from our financial advisor;

•	the brokers’ and finders’ fees and other expenses payable by us with respect to the Merger;

•	the vote of our shareholders required to approve the Merger Agreements and the Merger;

•	the applicability of “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation to the Company with respect to the Merger Agreements and the Merger;

•	our insurance;

•	certain of our business practices; and

•	that the only representations and warrants of the Company are those expressly set forth in the Merger Agreement.

The Merger Agreement also contains representations and warranties made by Parent and Merger Sub to the Company, including representations and warranties relating to:

•	their organization;

•	the authorization, execution, delivery and enforceability of the Merger Agreement and related transaction agreements;

•	the absence of conflicts or violations under Parents organizational documents, contracts or law, and required consents and approvals;

•	investigations and litigation to which Parent or any of its subsidiaries are party;

•	the accuracy of information supplied by or on behalf of Parent in the Merger Agreement and in this information statement;

•	the financial capability of Parent;

•	the capitalization of Merger Sub;

•	that, except as contemplated by the Merger Agreement and the Voting Agreement, neither Parent nor any of its affiliates has entered into any arrangement pursuant to which any Kofax shareholder would be entitled to receive payment of a different amount or nature than the Merger Consideration, or into any voting arrangements;

•	that as of the date of the Merger Agreement, none of Parent, Merger Sub or any of their respective subsidiaries or affiliates directly or indirectly owns any Kofax Common Shares or has the right to acquire Kofax Common Shares;

•	that no vote of the stockholders of Parent is required in connection with the consummation of the Merger;

•	the brokers’ and finders’ fees and other expenses payable by Parent with respect to the Merger; and

•	that the only representations and warrants of the Company are those expressly set forth in the Merger Agreement.

The representations and warranties of each of the parties to the Merger Agreement do not survive the completion of the Merger.

Material Adverse Effect Definition

Some of our representations and warranties are qualified by a material adverse effect standard. For the purpose of the Merger Agreement, “Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that (a) has a material adverse effect on the financial condition, business properties, assets, liabilities or results of operations of Kofax and its subsidiaries taken as a whole, or (b) would, individually or in the aggregate, materially impair, prevent or delay Kofax’s ability to perform its obligations under the Merger Agreement beyond the Termination Date, as defined in the Merger Agreement.

Notwithstanding the foregoing, in no event will any facts, circumstances, changes, events, occurrences or effects arising out of or relating to any of the following, alone or in combination, be deemed to constitute or be taken into account in determining whether there has been or may be a company material adverse effect:

•	any facts, circumstances, changes, events, occurrences or effects generally affecting (i) any of the industries in which Kofax and its subsidiaries operate or (ii) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, except in the case of (i) or (ii), to the extent that such changes affect Kofax and its subsidiaries, taken as a whole, in a manner disproportionate to the effect of companies in its industry generally or the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, as applicable;

•	changes in applicable law, applicable regulations of any governmental entity, or GAAP;

•	the execution and delivery of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement;

•	acts of war (whether or not declared), sabotage or terrorism;

•	pandemics, earthquakes, hurricanes, tornados, drought or other natural disasters;

•	any action taken by the Company or its subsidiaries that is required or permitted by the Merger Agreement or taken at Parent’s written request, or the Company or its subsidiaries’ failure to take any action if that action is prohibited by the Merger Agreement and Parent has refused to consent or provide a waiver permitting such action;

•	any change to the extent directly resulting or arising from the identity of Parent, Merger Sub or their respective affiliates;

•	any decline in the market price, or change in trading volume, of any share capital of the Company; and

•	any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position.

Conduct of Business Pending the Merger

From the date of the Merger Agreement through the Effective Time or the date, if any, on which the Merger Agreement is earlier terminated pursuant to the Merger Agreement, except as may be required by applicable law, may be consented to in writing by Parent, may be expressly required by the Agreement or as may be set forth in the confidential disclosures of the Company delivered in connection with the Merger Agreement, the Company has agreed (and has agreed to cause its subsidiaries) to conduct its business in the ordinary course consistent with past practice and preserve in all material respects in business organization and maintain in all material respects existing relations and goodwill with governmental entities, customers, suppliers, creditors, lessors, officers and employees.

In addition, during the same period, we have also agreed that, subject to certain exceptions, without the prior written consent of Parent, the Company will not, and will not permit its subsidiaries to:

•	amend or propose to amend its organizational documents;

•	split, combine, consolidate, subdivide or reclassify, or propose to split combine, combine, consolidate or reclassify, any of its share capital;

•	issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other equity interests of the Company or any of its subsidiaries, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of the Company or any of its subsidiaries (other than (A) the issuance of Kofax Common Shares upon the exercise of Company Options outstanding as of the date of the Agreement, (B) in satisfaction of obligations pursuant to contracts or Company Benefit Plans existing as of the date of the Merger Agreement, (C) issuances or grants under the ESPP with respect to the offering period in effect on the date of the Agreement, (D) by a wholly-owned subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or (E) pursuant to net settlements or exercises of outstanding Company Options or Company LTIP Awards in satisfaction of the exercise price and/or tax withholding relating to such award);

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to the Company’s capital stock (except (A) dividends or other distributions paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary and (B) dividend equivalent rights prescribed pursuant to the terms of the Company benefit plans outstanding as of the date of the Merger Agreement);

•	subject to certain exceptions, acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances or capital contributions to or investments in any person (other than the Company’s subsidiaries) in excess of $5.0 million in the aggregate;

•	other than in the ordinary course of business, incur or assume any indebtedness, other than (A) short-term indebtedness, including commercial paper, (B) indebtedness under the Company’s existing credit facilities or commercially reasonable replacement facilities and (C) in order to refinance any existing indebtedness at the maturity thereof or on terms more favorable in the aggregate to the Company;

•	settle or compromise any litigation, claim or other proceeding against the Company or any of its subsidiaries other than settlements or compromises where the amounts paid or payable by the Company or any of its subsidiaries in settlement or compromise of any such litigation, claim or other proceeding exceed $3.0 million , in the aggregate;

•	transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, other than (A) sales, leases and licenses in the ordinary course of business, (B) dispositions of assets no longer used in the operation of the business, (C) sales, leases and licenses that are not material to the Company or (D) factoring of accounts receivable;

•	subject to certain exceptions, (A) increase the compensation or other benefits payable or provided to the Company’s directors or executive officers; (B) except in the ordinary course of business, increase the compensation or other benefits payable or provided to the Company’s employees that are not directors or executive officers; or (C) except in the ordinary course of business consistent with past practice, establish, adopt, enter into or amend any company benefit plan or plan, agreement or arrangement that would have been a company benefit plan had it been in effect on the date hereof (other than (i) entering into employment agreements for new hires who are not officers that provide severance benefits and compensation opportunities (excluding equity-based compensation) consistent with employees holding a similar position with the Company or its subsidiaries and (ii) amendments required to maintain the tax qualified or registered status of any company benefit plan);

•	adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation or other reorganization of the Company or any of its subsidiaries (other than the Merger); or

•	except as may be required by a change in GAAP, make any material change in its financial accounting principles, policies, or practices.

Efforts to Complete the Merger

Subject to the terms and conditions set forth in the Merger Agreement, the parties have agreed to use best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Merger, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental entities, (ii) the obtaining of all necessary material consents or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings challenging the Agreement or the consummation of the Merger; and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger. Additionally the parties have agreed to take all such further action as may be necessary to resolve any objections to the Merger Agreement, including selling, holding separate or otherwise disposing of any asset that would resolve such objection, provided that no party is required to take such divestiture action if it will result in a material adverse effect to the Parent or a Company Material Adverse Effect, and provided that the Company will not take a divestiture action without the prior consent of Parent.

Conditions to the Merger

The consummation of the Merger is subject to certain customary closing conditions, as described further below.

Conditions to Each Party’s Obligation to Effect the Merger. Each party’s obligations to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	no temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition issued or enacted by a governmental entity that has the effect of preventing the consummation of the Merger shall be in effect.

•	the Company shareholder approval of the Merger Agreement and the Statutory Merger Agreement having been obtained;

•	the waiting period (or extension thereof) applicable to the consummation of the Merger under the HSR Act, shall have expired or been terminated; and

•	any applicable foreign antitrust and similar regulatory clearances required for the consummation of the Merger shall have been obtained from the relevant governmental entities.

Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent of the following conditions:

•	the representations and warranties of the Company set forth in the Merger Agreement:

•	relating to the share capital and finders’ or brokers’ fees being true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time or, if given as of some other time, as of such other time (except for de minimis inaccuracies);

•	relating to corporate authority, the shareholder vote and takeover laws being true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time or, if given as of some other time, as of such other time;

•	all representations and warranties other than those set forth in the above two bullets and made without giving effect to any limitation as to “materiality” or “company material adverse effect,” being true and correct as of the date of the Merger Agreement and as of the Effective Time or, if given as of some other time, as of such other time, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a company material adverse effect;

•	we shall have performed in all material respects all obligations required to be performed by us under the Merger Agreement;

•	since March 24, 2015, there shall not have occurred a Company material adverse effect or any event of change that is reasonably likely to have, individually or in the aggregate, a Company material adverse effect; and

•	Parent shall have received a certificate signed by Kofax’s chief executive officer certifying satisfaction of certain of the above conditions.

Conditions to Obligation of the Company. The Company’s obligation to effect the Merger is further subject to the satisfaction or waiver by the Company of the following conditions:

•	the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time or, if given as of some other time, as of such other time;

•	Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement; and

•	the Company shall have received a certificate signed by an officer of Parent certifying satisfaction of each of the above conditions.

No Solicitation of Other Offers

Except as expressly permitted in the Merger Agreement, from the date of the Merger Agreement until the consummation of the Merger or, if earlier, the termination of the Merger Agreement, the Company and its subsidiaries will not, and the Company will cause its and its subsidiaries’ representatives not to:

•	initiate, solicit or encourage any inquiry or the making of any proposal or offer that constitutes an acquisition proposal;

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or provide any non-public information or data concerning the Company or its subsidiaries to any person relating to, an acquisition proposal; or

•	enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an acquisition proposal (an “Alternative Acquisition Agreement”).

In addition, the Company has agreed that the Board may not:

•	change, withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company recommendation;

•	fail to include the Company recommendation in this information statement;

•	approve or recommend, or publicly propose to approve or recommend, to the shareholders of the Company an acquisition proposal; or

•	if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an acquisition proposal is commenced, fail to recommend against acceptance of such offer within 10 business days after commencement. (any of the foregoing, a “Change in Recommendation”).

However, the Board may:

•	if the Company receives an acquisition proposal that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a superior proposal (as defined below), terminate the Merger Agreement and enter into the Alternative Acquisition Agreement associated with the superior proposal; or

•	effect a Change in Recommendation if it determines in good faith (after consultation with its outside legal counsel) that, as a result of a development or change in circumstances that occurs or arises after the execution and delivery of the Merger Agreement that was not known to the Company prior to the execution and delivery of the Merger Agreement failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

At any time prior to the closing, however, if the Company receives an acquisition proposal from any third party, the Company or the Board, as applicable, is permitted to:

•	furnish to such third party non-public information relating to the Company or any of its subsidiaries and afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries pursuant to an executed confidentiality agreement containing terms as to confidentiality that are no less favorable in the aggregate to the Company than those contained in the Company’s confidentiality agreement with Parent (provided that the Company promptly makes available to Parent and Merger Sub any information shared with the third party that was not previously made available to Parent and Merger Sub);

•	Engage in, enter into, continue or otherwise participate in any discussions or negotiations with the third party with respect to the acquisition proposal;

but, in each case, only if the Board determines in good faith that the acquisition proposal either constitutes a superior proposal or would reasonably be expected to result in a superior proposal. In addition, the Company must keep Parent fully informed, on a current basis, of the status and material terms of any acquisition proposal, including material amendments or proposed amendments as to price or other material terms.

As of the date of this information statement, the Company has not received any such acquisition proposals.

The Company is required to notify Parent promptly (but in no event later than 24 hours) after it becomes aware of the receipt of any acquisition proposal. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such acquisition proposal or inquiry.

In order to effect a Change in Recommendation or terminate the Merger Agreement and enter into the Alternative Acquisition Agreement as detailed above, the Company must follow the below procedure:

•	notify Parent, in writing, at least three business days (or two business days in the case of a material modification of a proposal about which Parent has already been notified) prior of its intention to take such action with respect to a superior proposal, specifying the material terms of the acquisition proposal that could reasonably result in a superior proposal and including a copy of the relevant proposed transaction agreements, with, and the identity of, the party making the acquisition proposal and other material documents;

•	during the three (or two, as applicable) business days after providing notice and prior to adopting the Alternative Acquisition Agreement, negotiate with Parent in good faith to make adjustments in the terms and conditions of the Merger Agreement so that the acquisition proposal ceases to constitute a superior proposal;

•	the Board has considered in good faith any changes to the Merger Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Time on the last of the three (or two) business days and determines in good faith, after consulting with outside legal counsel, that it would be inconsistent with the directors’ fiduciary duties under applicable law not to effect the Change in Recommendation, and, after consulting with outside counsel and its financial advisors, that the acquisition proposal received constitutes a superior proposal, in each case, if such changes offered in writing by Parent were given effect; and

•	the Company pays the termination fee of $35.0 million.

The Merger Agreement defines “acquisition proposal” and “superior proposal” as follows:

“acquisition proposal” means any inquiry, proposal or offer made by any Person for:

(a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company,

(b) the direct or indirect acquisition by any Person of fifteen percent (15%) or more of the assets of the Company and its subsidiaries, on a consolidated basis, or

(c) the direct or indirect acquisition by any Person of fifteen percent (15%) or more of the voting power of the outstanding Kofax Common Shares, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning Kofax Common Shares with fifteen percent (15%) or more of the voting power of the outstanding Kofax Common Shares.

“superior proposal” means an acquisition proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) that the Company Board has determined in its good faith judgment (after consultation with outside legal counsel and its financial advisor) would, if consummated, be more favorable to the Company’s shareholders from a financial perspective than the Merger, taking into account among other things all of the terms and conditions of such acquisition proposal (including the financing, likelihood and timing of consummation of the transaction contemplated by such acquisition proposal) and the Merger Agreement (including any changes to the terms of the Merger Agreement committed to by Parent to the Company in writing in response to such acquisition proposal).

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the completion of the Merger:

•	by mutual written consent of Kofax, Parent and Merger Sub;

•	by either Kofax or Parent:

•

if the Merger is not consummated by September 30, 2015 (the “outside date”), except that if the closing conditions relating to the HSR Act or other applicable antitrust laws or government injunctions prohibiting the Merger are not satisfied by such date, the outside date will be extended to December 31, 2015, subject to the exception that the right to terminate pursuant to this provision will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the outside date;

•	if the Merger Proposal is not approved by the requisite shareholder vote;

•	if any laws of any governmental entity prohibit consummation of the Merger; or

•	if any order, judgment, injunction, award, decree or writ handed down, adopted or imposed restrains, enjoins or otherwise prohibits consummation of the Merger and such order, judgment, injunction, award, decree or writ handed down, adopted or imposed has become final and nonappealable;

•	by Parent in the event that any of the following occurs:

•	a Company adverse recommendation change by the Board;

•	the Company willfully and intentionally breaches or fails to perform the covenants and agreements with respect to holding a shareholders meeting or with respect to acquisition proposals; or

•	Kofax breaches any of its representations, warranties, covenants or agreements, and such breach is not cured within 15 days;

•	by Kofax in the event that any of the following occurs:

•	the Board approves, in full compliance with the terms of the Merger Agreement, Kofax’s entry into an agreement in respect of a superior proposal; or

•	Parent breaches any of its representations, warranties, covenants or agreements, and such breach is not cured within 15 days.

Termination Fees and Expenses

The Company must pay to Parent a termination fee of $35.0 million, if:

•	the Company terminates the Merger Agreement because it entered into an agreement for an Alternative Acquisition Proposal; or

•	the Board makes a Change in Recommendation or is in material breach of its obligations to hold a shareholders meeting or of its non-solicitation obligations; or

•	if (i) an acquisition proposal was made or proposed to the Company or otherwise publicly announced, (ii) the Merger Agreement is terminated by Parent or the Company because the Merger was not consummated by the Termination Date or because the requisite shareholder vote was not obtained, and (iii) within 12 months of such termination, the Company enters into a contract for or relating to, or otherwise consummates any acquisition proposal (regardless of whether this acquisition proposal is the same acquisition proposal received prior to termination).

Payment of the termination fee of $35.0 million would constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its subsidiaries for any losses or damages suffered as a result of the failure of the Merger to be consummated.

Indemnification and Insurance

The Merger Agreement provides that, following the Merger, the surviving company will assume all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Merger existing in favor of the current or former directors or officers of Kofax and its subsidiaries as provided in their respective certificates of incorporation or bye-laws (or comparable organizational documents) and any indemnification or other agreements of Kofax as in effect on the date of the Merger Agreement. Following the Merger, the surviving company must maintain a six-year “tail” directors’ and officers’ liability insurance policy, subject to a cap on aggregate premiums, with respect to claims arising out of or relating to events which occurred before or at the Effective Time.

Employee Matters

The Merger Agreement provides that, from the Effective Time until the one-year anniversary of the Effective Time, the employees of the Company and its subsidiaries who remain employed with the surviving company will receive:

(a)	base compensation and bonus opportunities that, in the aggregate, are at least as favorable as those provided by the Company and our subsidiaries immediately prior to the consummation of the Merger (provided that Parent will make no modifications to bonus opportunities with respect to the Company’s fiscal year ended June 30, 2015); and

(b)	accrual-based vacation policies that are at least equal to those that were provided to the employees of the Company and its subsidiaries immediately before the Effective Time.

From the Effective time until December 31, 2015, Parent will provide, or will cause to be provided, to each current employee of the Company all other employee health, retirement and welfare benefits that are no less favorable than the compensation and benefits provided by the Company immediately prior to the Effective Time.

In addition, Parent shall, or shall cause the surviving company or its subsidiaries to, provide each employee of the Company or its subsidiaries whose employment terminates in the period between the Effective Time and the one-year anniversary of the Effective Time severance benefits that are no less favorable than those provided for under the Company’s severance arrangements in effect immediately prior to the Effective Time.

For all purposes under the employee benefit plans of Parent and its affiliates providing benefits to any employee of the Company or its subsidiaries after the Effective Time, each employee of the Company or its subsidiaries will be credited with his or her years of service with the Company and its subsidiaries.

Between the Effective Time and January 1, 2016, Parent will continue to maintain the Company’s employee benefit plans maintained within or outside the United States without material amendment.

Specific Enforcement

In the event of a breach or threatened breach by any party of any covenant or obligation in the Merger Agreement, the non-breaching party will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek to obtain an order of specific performance to enforce the observance and performance of such covenant or obligation and an injunction restraining such breach or threatened breach.

VOTING AGREEMENT

The following summary describes certain material provisions of the Voting Agreement and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached to this information statement as Annex B and which is incorporated by reference into this information statement. This summary may not contain all of the information about the Voting Agreement that is important to you. We encourage you to read the Voting Agreement carefully and in its entirety.

Voting Covenants

As a condition to the Merger Agreement, Parent and Merger Sub require that certain directors and shareholders of the Company, which currently collectively own approximately 25.0% of the outstanding Kofax Common Shares, enter into a Voting Agreement. Pursuant to the Voting Agreement, each signatory will agree to:

•	vote his, her or its Kofax Common Shares in favor of the Merger Agreements;

•	grant a proxy to allow Parent to cause such shares to be voted in favor of the Merger Agreements; and

•	vote against any competing proposals.

While the Voting Agreement remains in effect, each of its signatories is prohibited from transferring any Kofax Common Shares that are subject to the Voting Agreement, subject to certain exceptions for estate planning and charitable purposes.

“No Shop” Obligations

Each of the Voting Agreement signatories agreed, subject to certain exceptions, that it will not, and will not authorize any of its affiliates or representatives to, directly or indirectly:

•	solicit, initiate, propose or knowingly encourage or facilitate, or take any other action designed to facilitate or encourage, the submission of any acquisition proposal to Kofax;

•	enter into, continue or otherwise participate in any discussions or negotiations with, disclose any non-public information relating to Kofax or any of its subsidiaries to, afford access to the business, properties, assets, books or records of Kofax or any of its subsidiaries, to any third party relating to an acquisition proposal or any proposal that may reasonably be expected to lead to an acquisition proposal; or

•	execute or enter into any letter of intent, agreement in principle or similar agreements relating to an acquisition proposal or any proposal or offer that may reasonably be expected to lead to or facilitate an acquisition proposal.

Termination

The Voting Agreement will terminate upon the earliest to occur of:

•	the termination of the Merger Agreement in accordance with its terms;

•	the closing date of the Merger;

•	the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or otherwise adversely affects the consideration payable to each signatory pursuant to the Merger Agreement; and

•	the mutual written consent of all parties to the Voting Agreement.

MATERIAL TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of the material United States federal income tax consequences to U.S. holders and non-U.S. holders (each as defined below) of Kofax Common Shares whose shares are converted to cash in the Merger. This summary is general in nature and does not address any tax consequences of the Merger arising under the laws of any state, local or foreign jurisdiction or United States federal laws other than United States federal income tax laws and does not address tax considerations applicable to holders who receive cash pursuant to the exercise of appraisal rights. This discussion is based on the Code, applicable United States Treasury Regulations, published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not address all aspects of United States federal income taxation that may be applicable to holders of Kofax Common Shares in light of their particular circumstances or holders of Kofax Common Shares subject to special treatment under United States federal income tax law, such as:

•	entities treated as partnerships for United States federal income tax purposes, S corporations or other pass-through entities;

•	holders who hold Kofax Common Shares as part of a straddle, hedging transaction, synthetic security, conversion transaction or other integrated investment or risk reduction transaction;

•	holders whose functional currency is not the U.S. dollar;

•	United States expatriates;

•	holders who acquired Kofax Common Shares through the exercise of employee stock options or otherwise as compensation;

•	holders subject to the United States alternative minimum tax;

•	banks, insurance companies and other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	qualified retirement plans, individual retirement accounts, and other tax-deferred accounts;

•	persons actually or constructively holding 10% or more of our voting shares;

•	brokers or dealers in securities or foreign currencies; and

•	traders in securities that elect mark-to-market treatment.

Holders of Kofax Common Shares should consult their own tax advisors to determine the particular tax consequences to them of the receipt of cash in exchange for Kofax Common Shares pursuant to the Merger (including the application and effect of any state, local or non-United States income and other tax laws).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Kofax Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding Kofax Common Shares should consult their tax advisors regarding the tax consequences of the Merger.

This discussion applies only to holders that hold their shares of Kofax Common Shares as a capital asset within the meaning of Section 1221 of the Code.

Tax Consequences of the Merger to U.S. Holders

The term “U.S. holder” means a beneficial owner of Kofax Common Shares that is:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia or any entity otherwise treated as a domestic corporation under the Code;

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined under the Code) have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

The exchange of Kofax Common Shares for cash in the Merger will generally be a taxable transaction to U.S. holders for United States federal income tax purposes. In general, a U.S. holder whose Kofax Common Shares are converted to cash in the Merger will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received with respect to such shares and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis will generally equal the price the U.S. holder paid for such shares. Gain or loss will be determined separately for each block of Kofax Common Shares (i.e., Kofax Common Shares acquired at the same cost in a single transaction) owned by a U.S. holder. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. holder’s holding period for the Kofax Common Shares exceeds one year at the time of the completion of the Merger. Long-term capital gains of non-corporate U.S. holders are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gains recognized by individuals, trusts and estates also may be subject to a 3.8% federal Medicare contribution tax.

Passive Foreign Investment Companies.

If Kofax were treated as a passive foreign investment company (which we refer to as a “PFIC”), unless you made certain elections, gain you recognize on the disposition of Kofax Common Shares in the Merger would generally be characterized as ordinary income and subject to a penalty tax. In general, the penalty tax is equivalent to an interest charge, computed by (i) allocating the U.S. holder’s gain ratably over the U.S. holder’s entire holding period for our common shares, (ii) treating such gain as if it had been taxed at the highest tax rate in effect for each such year to which the gain was allocated, and (iii) imposing an interest charge on the amount of tax for such year. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period.

In general, a non-U.S. corporation will be treated as a PFIC if (1) 75% or more of its income constitutes passive income; or (2) 50% or more of its assets produce, or are held for the production of, passive income. For the above purposes, “passive income” generally includes interest, dividends, annuities and other investment income. If a non-U.S. corporation owns (directly or indirectly) at least 25% by value of any other corporation, then the PFIC statutory provisions contain a look-through rule stating that, for purposes of determining whether such non-U.S. corporation is a PFIC, such non-U.S. corporation shall be treated as if it received directly its proportionate share of the income and as if it held its proportionate share of the assets of such other corporation.

We do not believe that we have been a PFIC for a prior taxable year, but we have not made any detailed analysis of our status as a PFIC for any year. Assuming the composition of our income and value of our assets does not change materially this year, we do not currently expect to become a PFIC for our current taxable year. However, our PFIC status for the current taxable year will not be determinable until the close of the taxable year and, accordingly, there can be no assurance that we will not be a PFIC for our current taxable year.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. holder held Kofax Common Shares, a U.S. holder generally would be required to file IRS Form 8621 with respect to the disposition of Kofax Common Shares. The PFIC rules are complex, and each U.S. holder should consult its own tax advisors regarding the applicable consequences of the Merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. holder held Kofax Common Shares.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (i) such holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s filing status). A U.S. holder’s net investment income will generally include gains from the sale or other disposition of capital assets. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their disposition of the Kofax Common Shares.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report on IRS Form 8938 with respect to such assets with their annual income tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following types of assets that are held outside of a financial institution: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the common shares.

Tax Consequences of the Merger to Non-U.S. Holders

The term “non-U.S. holder” means a beneficial owner of Kofax Common Shares that is not a U.S. holder.

Subject to the discussion below under “—Backup Withholding,” any gain realized by a non-U.S. holder upon the exchange of Kofax Common Shares for cash in the Merger will not be subject to U.S. federal income tax unless:

•	such non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the completion of the Merger and certain other conditions are met, in which case such non-U.S. holder may be subject to a 30% U.S. federal income tax (or a reduced rate under an applicable income tax treaty) on such non-U.S. holder’s net gain realized; or

•	the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States), in which case such non-U.S. holder generally will be taxed in the same manner as a U.S. holder (as described above), except that if such non-U.S. holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a reduced rate under an applicable income tax treaty).

Backup Withholding

Under the “backup withholding” provisions of the Code, a holder (or beneficial owner) may be subject to information reporting and backup withholding on any cash payments such holder receives in exchange for Kofax Common Shares in the Merger. However, a holder (or beneficial owner) generally will not be subject to backup withholding if:

•	in the case of a U.S. holder who is not exempt (as described below), such U.S. holder furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding on a duly completed IRS Form W-9 (or applicable successor form) included in the letter of transmittal and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	such holder provides proof that it is otherwise exempt from backup withholding (including, in the case of a corporation, by providing a duly completed IRS Form W-9 (or applicable successor form) claiming exempt status or, in the case of a non-U.S. holder, by providing a duly completed IRS Form W-8 (or applicable successor form) claiming foreign status).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a holder’s (or beneficial owner’s) United States federal income tax liability, provided that such holder timely furnishes the required information to the IRS. Each holder (or beneficial owner) of Kofax Common Shares should consult its own tax advisors as to the qualification for an exemption from backup withholding and the procedures for obtaining such exemption.

This summary of material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

Bermuda Tax Consequences

Bermuda currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in Bermuda under the laws of Bermuda in respect of the Merger or the receipt of cash for Kofax Common Shares under the terms of the Merger. This is subject to the qualification that (i) Bermuda stamp duty may be payable if any original transaction documents are brought to or executed in Bermuda, or produced before a court and (ii) registration fees will be payable to the Registrar of Companies to register the Statutory Merger Agreement.

UK Tax Consequences

The following summary is intended as a general guide only and relates only to certain limited aspects of the UK tax consequences of the Merger for shareholders. It is based on current UK tax law and the current practice of HMRC, both of which are subject to change, possibly with retrospective effect. The summary applies only to shareholders who are resident and, if individuals, domiciled in the UK for taxation purposes, who hold their Kofax Common Shares as an investment (other than under a personal equity plan or an individual savings account), who are the absolute beneficial owners of their Kofax Common Shares, who have not (and are not deemed to have) acquired their Kofax Common Shares by virtue of an office or employment (whether current, historic or prospective) and are not officers or employees of any member of the Kofax Group. In addition, these comments may not apply to certain classes of shareholders such as dealers in securities, collective investment schemes and insurance companies.

If you are in any doubt about your tax position, you should consult your own professional adviser without delay.

The exchange of Kofax Common Shares for cash in the Merger by a UK tax resident shareholder may, depending on individual circumstances, give rise to a chargeable gain or allowable loss for UK tax purposes. For an individual, the rate applicable will be 18% or 28% depending on the individual’s total taxable income and gains and subject to certain reliefs or exemptions.

The exchange of Kofax Common Shares for cash in the Merger by a shareholder who is not resident in the UK for tax purposes will not normally give rise to a chargeable gain, except that an exchange for cash by a shareholder who carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment and has used, held or acquired the Kofax Common Shares for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment may, depending on individual circumstances, give rise to a chargeable gain or allowable loss for UK tax purposes.

An individual shareholder who is temporarily non-resident in the UK for a period of less than five complete tax years may, under anti-avoidance legislation, still be liable to UK taxation on their return to the UK on a chargeable gain realised on the exchange of Kofax Common Shares for cash in the Merger during the period when he is non-resident.

A UK corporate shareholder may be liable to corporation tax on chargeable gains on the exchange of Kofax Common Shares for cash in the Merger. The rate applicable will be the corporate shareholder’s highest marginal rate of taxation.

For corporate shareholders only, indexation allowance on the relevant proportion of the original allowable cost should be taken into account for the purposes of calculating a chargeable gain (but not an allowable loss) arising on the exchange of Kofax Common Shares for cash in the Merger.

If you are in any doubt about your tax position, you should consult your own professional adviser without delay.

APPRAISAL RIGHTS

Any Dissenting Shareholder who did not vote in favor of the Merger Proposal who is not satisfied that they have been offered fair value for their Kofax Common Shares may, within one month of the provision of the notice calling the Special General Meeting, apply to the Bermuda Court to appraise the fair value of its Kofax Common Shares.

In the event that the Bermuda Court appraises the fair value of any Kofax Common Shares (and assuming the Merger has been consummated before the completion of such appraisal, as is anticipated) then, within one month of the Bermuda Court’s appraisal the value of the Kofax Common Shares, if the amount paid to any Dissenting Shareholder for its Kofax Common Shares is less than the value appraised by the Bermuda Court, Kofax shall pay to such Dissenting Shareholder the difference between the amount paid to that Dissenting Shareholder and the value appraised by the Bermuda Court.

There shall be no right of appeal from an appraisal by the Bermuda Court. The allocation of costs of any application to the Bermuda Court to appraise the fair value of the Kofax Common Shares shall be at the discretion of the Bermuda Court.

MARKET PRICE INFORMATION

The Kofax Common Shares are traded on the NASDAQ under the symbol “KFX.” The following table sets forth on a per share basis the low and high intraday sales prices of the Kofax Common Shares as reported by the NASDAQ since December 6, 2013, the date the Kofax Common Shares were first traded on the NASDAQ:

Period		High	Low
Calendar 2013
	Fourth quarter (1)	$8.50	$6.50
Calendar 2014
	First quarter	$9.06	$6.64
	Second quarter	$9.41	$6.41
	Third quarter	$8.45	$6.55
	Fourth quarter	$7.95	$5.65
Calendar 2015
	First quarter	$11.02	$6.60
	Second quarter (through April 10)	$10.95	$10.92

(1)	From December 5, 2013 through December 31, 2013.

The closing price of Kofax Common Shares on the NASDAQ on March 23, 2015, the last trading day prior to the announcement of the Merger Agreement, was $7.62 per share. The closing price of the Kofax Common Shares on the NASDAQ on April 10, 2015 (the latest practicable date) was $10.95 per share. As of April 8, 2015, Kofax had 92,215,845 Kofax Common Shares issued and outstanding. As of April 8, 2015, Kofax had approximately 472 holders of record of Kofax Common Shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial holders, but whose shares are held in street names by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE KOFAX COMMON SHARES.

SHAREHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

In accordance with notices that we sent to certain shareholders, we are sending only one copy of this information statement to shareholders who share the same last name and address, unless they have notified us that they want to continue receiving multiple copies. This practice, known as “householding,” is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources.

If you received a householded mailing this year and you would like to have additional copies of this information statement mailed to you, or you would like to opt out of this practice for future mailings, please submit your request to our Corporate Secretary by mail to Corporate Secretary, Kofax Limited, 15211 Laguna Canyon Road, Irvine, California 92618. We will promptly send additional copies of this information statement upon receipt of such request. You also may contact us at the same mailing address provided above or by telephone at (949) 783-1000 if you received multiple copies of this information statement and would prefer to receive a single copy in the future.

BENEFICIAL OWNERSHIP OF KOFAX COMMON SHARES

The following table sets forth certain information regarding the beneficial ownership of the Kofax Common Shares to the extent known to Kofax as of April 8, 2015 of: (i) each person or group known by Kofax to own beneficially 5% or more of the outstanding Kofax Common Shares; and (ii) the beneficial ownership of Kofax’s executive directors, as a group, non-executive directors, as a group, and all members of the Board, as a group, in each case as reported to Kofax by such persons. The percent of Kofax Common Shares held is based on 92,215,845 Kofax Common Shares of outstanding as of April 8, 2015. Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
Shareholder:	Number	% of Outstanding
William T. Comfort III, collectively(1)	5,928,790	6.42%
James Urry, collectively (2)	3,705,609	4.02%
Natasha Foundation	7,671,255	8.32%
Praesidium Investment Management	8,447,975	9.16%
Directors and Executive Officers:
Executive Board Members as a group (2 persons)	451,150	* %
Non-Executive Board Members as a group (7 persons)(3)	10,989,399	11.92%
Options and LTIPS that are vested and exercisable within 60 days of April 8, 2015, held by executive Board Members(4)	1,950,000	2.11%
Executive Board Members and Supervisory Board Members as a group (10 persons)	13,390,549	14.52%

*	Less than 1%

(1)	Represents 5,928,790 shares beneficially owned by William T. Comfort III, including 4,821,926 shares held by The 65 BR Trust. Mr. Comfort maintains voting and dispositive power over the shares directly held by The 65 BR Trust. The foregoing does not include (x) 7,671,255 shares held by The Natasha Foundation of which Mr. Comfort is one of three directors, (y) 2,515,657 shares held by The NPC Foundation of which Mr. Comfort is one of three directors and (z) 7,585,677 shares held by parties related to Mr. Comfort and Mr. Urry which Messrs. Comfort and Urry have no voting or dispositive power over and from which Messrs. Comfort and Urry receive no economic benefit.
(2)	Represents 3,705,609 shares beneficially owned by James Urry, including 1,431,320 shares held by trusts. The foregoing does not include (x) 7,671,255 shares held by The Natasha Foundation of which Mr. Urry is one of three directors, (y) 2,515,657 shares held by The NPC Foundation of which Mr. Urry is one of three directors and (z) 7,585,677 shares held by parties related to Mr. Urry and Mr. Comfort which Messrs. Urry and Comfort have no voting or dispositive power over and from which Messrs. Urry and Comfort receive no economic benefit.
(3)	Includes 75,000 shares held directly by The Greg and Rosie Lock Charitable Foundation Trust, a registered UK charity, over which Mr. Greg Lock has shared voting and dispositive power with his wife and an unrelated third party director of a professional trust management company. The economic benefits of the securities held by The Greg and Rosie Lock Charitable Foundation Trust are received by charitable causes that are disbursed gifts of cash or assets from the trust, as required by UK charities legislation.
(4)	Includes 1,550,000 shares Mr. Bish has the right to acquire from us within 60 days of April 8, 2015 pursuant to the exercise of stock options and 400,000 shares Mr. Arnold has the right to acquire from us within 60 days of April 8, 2015 pursuant to the exercise of stock options.

WHERE YOU CAN FIND MORE INFORMATION

Kofax is subject to the reporting requirements of the Exchange Act. Accordingly, Kofax files current and annual reports, information statements and other information with the U.S. Securities and Exchange Commission. You may read and copy these reports, information statements and other information at the U.S. Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. Kofax’s filings also are available to the public at the Internet website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Kofax also makes available free of charge through its website its Annual Report on Form 20-F, current reports on Form 6-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such reports or amendments with, or furnishes them to, the U.S. Securities and Exchange Commission. Kofax’s Internet website address is www.kofax.com. The information located on, or hyperlinked or otherwise connected to, Kofax’s website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings that we make with the U.S. Securities and Exchange Commission.

Kofax incorporates information into this information statement by reference, which means that Kofax discloses important information to you by referring you to another document filed separately with the U.S. Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this information statement, except to the extent superseded by information contained in this information statement or by information contained in documents filed with the U.S. Securities and Exchange Commission after the date of this information statement. This information statement incorporates by reference the documents set forth below that have been previously filed with the U.S. Securities and Exchange Commission (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with U.S. Securities and Exchange Commission rules):

•	Kofax’s Annual Report on Form 20-F for the year ended June 30, 2014;

•	Kofax’s Current Report on Form 6-K filed on July 2, 2014 and effective on July 3, 2014;

•	Kofax’s Current Report on Form 6-K filed on August 21, 2014;

•	Kofax’s Current Report on Form 6-K filed on September 2, 2014;

•	Kofax’s Current Report on Form 6-K filed on September 11, 2014;

•	Kofax’s Current Reports on Form 6-K filed on October 27, 2014;

•	Kofax’s Current Report on Form 6-K filed on January 20, 2015;

•	Kofax’s Current Report on Form 6-K filed on March 2, 2015;

•	Kofax’s Registration Statement on Form S-8 filed on March 6, 2015;

•	Kofax’s Current Reports on Form 6-K filed on March 24, 2015 and effective on March 25, 2015; and

•	Kofax’s Current Reports on Form 6-K filed on April 1, 2015.

You may obtain copies of any of these filings by contacting Kofax at the following address or phone number or by contacting the U.S. Securities and Exchange Commission as described above. Documents incorporated by reference are available from Kofax without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this information statement, by requesting them in writing or by telephone at:

Kofax Limited

15211 Laguna Canyon Road

Irvine, California 92618

Attn: Investor Relations

Telephone: (949) 783-1000

Shareholders should not rely on information that purports to be made by or on behalf of Kofax other than that contained in or incorporated by reference in this information statement. Kofax has not authorized anyone to provide information on behalf of Kofax that is different from that contained in this information statement. This information statement is dated April 14, 2015. No assumption should be made that the information contained in this information statement is accurate as of any date other than that date, and the mailing of this information statement will not create any implication to the contrary. Notwithstanding the foregoing, in the event of any material change in any of the information previously disclosed, Kofax will, where relevant and if required by applicable law, update such information through a supplement to this information statement.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

LEXMARK INTERNATIONAL TECHNOLOGY, S.A.,

ARIEL INVESTMENT COMPANY, LTD.,

LEXMARK INTERNATIONAL, INC.

and

KOFAX LIMITED

Dated as of March 24, 2015

i

ii

EXHIBITS

Exhibit A	Statutory Merger Agreement
Exhibit B	Voting Agreement
Exhibit C	Memorandum of Association of Surviving Company
Exhibit D	Bye-Laws of Surviving Company

DISCLOSURE LETTERS

Company Disclosure Letter
Parent Disclosure Letter

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 24, 2015 (the “Agreement”), by and among Lexmark International Technology, S.A., a Switzerland joint stock company (“Parent”), Ariel Investment Company, Ltd., a Bermuda exempted company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), Lexmark International, Inc., a Delaware corporation (“Public Parent”), and Kofax Limited, a Bermuda exempted company (the “Company”). Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 8.15.

RECITALS

WHEREAS, it is proposed that Merger Sub will be merged with and into the Company with the Company surviving such merger (the “Merger”), upon the terms and subject to the conditions of this Agreement and the statutory merger agreement in the form attached hereto as Exhibit A (the “Statutory Merger Agreement”), and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”);

WHEREAS, the board of directors of each of Parent, Merger Sub and the Company has unanimously (a) determined that the Merger is advisable and fair to, and in the best interests of, Parent, Merger Sub or the Company, as the case may be; and (b) approved and adopted this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger;

WHEREAS, Parent, as sole shareholder of Merger Sub, has approved this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger;

WHEREAS, the board of directors of the Company has unanimously resolved to recommend to its shareholders the approval and adoption of this Agreement and the Statutory Merger Agreement;

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain shareholders of the Company have entered into a Voting Agreement, substantially in the form of Exhibit B hereto, dated as of the date hereof, with Parent (the “Voting Agreements”), pursuant to which each such shareholder has agreed, among other things, to vote all Common Shares of the Company owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in such Voting Agreements; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Company, Parent and Merger Sub agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, Parent, Merger Sub and the Company will cause (a) the Statutory Merger Agreement to be executed and delivered on the Closing Date and (b) an application for registration of the Surviving Company (the “Merger Application”) to be prepared, executed and delivered

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to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act on the Closing Date and (c) the Merger to become effective under the Companies Act. The Merger shall become effective at the time and date shown on the certificate of merger issued by the Registrar (the “Certificate of Merger”). The parties agree that they will request the Registrar to provide in the Certificate of Merger that the effective time and date of the Merger will be 10:00 a.m., New York City time, on the Closing Date (the “Effective Time”).

Section 1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York, at 10:00 a.m., New York City time, on the date (the “Closing Date”) that is the second (2nd) Business Day after the day on which the last of those conditions (other than any conditions in Article VI that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived in accordance with this Agreement or at such other place and time or on such other date as Parent and the Company may agree in writing.

Section 1.3 Effects of the Merger. As of the Effective Time, subject to the terms and conditions of this Agreement and the Statutory Merger Agreement, Merger Sub shall be merged with and into the Company, with the Company surviving such Merger (the “Surviving Company”). The parties acknowledge and agree that (a) the Merger shall be effected so as to constitute a “merger” as such term is understood under the Companies Act and (b) the Surviving Company shall be deemed to be a “surviving company” in accordance with Section 104H of the Companies Act. Pursuant to Section 109(2) of the Companies Act, from and after the Effective Time: (i) the Merger of the Company and Merger Sub and the vesting of their undertaking, property and liabilities in the Surviving Company shall become effective; (ii) the Surviving Company shall continue to be liable for the obligations and liabilities of each of the Company and Merger Sub; (iii) any existing cause of action, claim or liability to prosecution shall be unaffected; (iv) any civil, criminal or administrative action or proceeding pending by or against the Company or Merger Sub may be continued to be prosecuted by or against the Surviving Company; (v) a conviction against, or ruling, order or judgment in favor of or against, the Company or Merger Sub may be enforced by or against the Surviving Company; (vi) the Certificate of Merger shall be deemed to be the certificate of incorporation of the Surviving Company; (vii) the Registrar shall strike off the register Merger Sub; and (viii) the cessation of Merger Sub shall not be a winding-up within Part XIII of the Companies Act.

Section 1.4 Surviving Company Memorandum of Association and Bye-Laws. At the Effective Time, the memorandum of association and the bye-laws of the Surviving Company shall be the form of memorandum of association and the bye-laws which are attached hereto as Exhibit C and Exhibit D, respectively (as they may be amended or modified from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the parties).

Section 1.5 Directors. The parties to this Agreement shall take all requisite action so that the directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Company until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the bye-laws of the Surviving Company and applicable Laws.

Section 1.6 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the bye-laws of the Surviving Company and applicable Laws.

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ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Common Shares. Except as otherwise provided in Section 2.1(b), each common share of the Company, par value $0.001 per share (each, a “Company Common Share”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive $11.00 in cash, without interest (the “Merger Consideration”). Each Company Common Share to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically canceled and shall cease to exist, and the holders of share certificates representing Company Common Shares (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Shares shall cease to have any rights with respect to such Company Common Shares other than, (i) in the case of the Company Common Shares (other than Dissenting Shares and Excluded Shares), the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration and (ii) in the case of the Dissenting Shares, the right to receive the Appraised Fair Value to the extent that the Appraised Fair Value is greater than the Merger Consideration in accordance with (and subject to the terms of) Section 2.1(e).

(b) Treasury Shares; Parent and Merger Sub-Owned Shares. Notwithstanding anything in this Agreement to the contrary, each Company Common Share, held by the Company as treasury stock or owned by any of the Company’s wholly owned Subsidiaries or owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be delivered in respect of the Excluded Shares.

(c) Conversion of Merger Sub Share Capital. Each common share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable common share, par value $1.00 per share, of the Surviving Company.

(d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Common Shares shall occur as a result of a reclassification, recapitalization, share split (including a reverse share split), or combination, exchange or readjustment of shares, or any share dividend or share distribution (including any dividend or distribution of securities convertible into Company Common Shares) with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change and such adjustment shall provide the Company’s shareholders the same economic effect as contemplated by this Agreement prior to such action.

(e) Dissenters’ Rights. At the Effective Time, all Dissenting Shares shall be canceled and, unless otherwise required by any applicable Law or Order, converted into the right to receive the Merger Consideration as described in Section 2.1(a), and any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by

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the Supreme Court of Bermuda, under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the Merger Consideration, be entitled to receive such difference from the Company by payment made within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure. In the event that a holder fails to perfect, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”), such holder’s Company Common Shares shall be canceled and converted as of the Effective Time into the right to receive the Merger Consideration for each such Company Common Share. The Company shall give Parent (i) prompt notice of any written demands for appraisal or payment of the fair value of any Company Common Shares, Appraisal Withdrawals and any other instruments served pursuant to the Companies Act and received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Companies Act and the Company shall not voluntarily, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, any such demands. In no event shall the exercise by one or more Dissenting Holders of demands for appraisal pursuant to the Companies Act give rise to a right to terminate this Agreement.

Section 2.2 Exchange of Certificates.

(a) Exchange Fund. At least one (1) Business Day prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent (and reasonably satisfactory to the Company) to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of Company Common Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Company Common Shares issued and outstanding immediately prior to the Effective Time, payable upon due surrender of Certificates or Book-Entry Shares pursuant to the provisions of this Article II (such cash in the aggregate being hereinafter referred to as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by this Agreement, Parent shall, or shall cause Merger Sub or the Surviving Company to, promptly deposit additional funds with the Paying Agent in an amount sufficient to make such payments. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as reasonably directed by Parent; provided, however, that (i) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and (ii) no such investment or loss thereon shall affect the amounts payable to the former holders of Company Common Shares pursuant to this Article II.

(b) Payment Procedures.

(i) As promptly as practicable following the Effective Time and in any event not later than the third (3rd) Business Day thereafter, the Surviving Company shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding Company Common Shares (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper

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delivery of the Certificates (or affidavits of loss together with any required bond or indemnity in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of Company Common Shares previously represented by such Certificate or Book-Entry Share shall have been converted pursuant to this Agreement. Parent shall require the paying agent agreement to provide that the Paying Agent deliver such letter of transmittal and instructions not later than three (3) Business Days after the Effective Time. Upon surrender of Certificates (or effective affidavits of loss together with any required bond or indemnity in lieu thereof) to the Paying Agent, including by the entry through a book-entry transfer agent of the surrender of any Company Common Shares held in book entry on a book-entry statement, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily and reasonably be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss together with any required bond or indemnity in lieu thereof) or Book-Entry Shares shall be entitled to receive from the Exchange Fund in exchange therefor an amount in cash equal to the product of (A) the number of Company Common Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (B) the Merger Consideration (less any applicable withholding Taxes). No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss together with any required bond or indemnity in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, payment upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Company Common Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer and other applicable Taxes have been paid or are not applicable. The Merger Consideration, paid in full (less any applicable withholding Taxes) with respect to any Company Common Share in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Share.

(ii) The Paying Agent, the Company and its Subsidiaries, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986 (the “Code”), and the regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (A) shall be remitted by the applicable entity to the appropriate Governmental Entity and (B) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. The parties hereto agree to cooperate in good faith in requesting and providing any information or documentation allowing for the reduction or elimination of any such deduction and withholding.

(c) Closing of Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Company of the Company Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates

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or Book-Entry Shares are presented to the Surviving Company or Parent for transfer, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Company Common Shares on the first (1st) anniversary of the Closing Date shall be delivered to the Surviving Company upon its demand, and any former holders of Company Common Shares who have not surrendered their Certificates (or effective affidavits of loss in lieu thereof) in accordance with this Section 2.2 shall thereafter look only to the Surviving Company for payment of their claim for the Merger Consideration upon due surrender of their Certificates (or effective affidavits of loss in lieu thereof), in each case subject to applicable abandoned property, escheat or similar Law.

(e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Company, the Paying Agent or any other Person shall be liable to any former holder of Company Common Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law, and any such amounts will be treated for all purposes under this Agreement as having been paid to the former holder of such Company Common Shares.

(f) Lost, Stolen or Destroyed Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or the Surviving Company, the posting by such Person of a bond in reasonable and customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Company Common Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration (without interest and less any applicable withholding Taxes).

Section 2.3 Treatment of Company Options and LTIP Awards; ESPP.

(a) At the Effective Time, each Company Option outstanding immediately prior to the Effective Time shall, in connection with the Merger, automatically be assumed by Public Parent, together with the Company Stock Plans, and be converted into an option to purchase shares of Public Parent Common Stock (each, a “Converted Option”). Each Converted Option so assumed by Public Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions as were applicable to such Converted Option immediately prior to the Effective Time (including any vesting provisions), provided that (A) such Converted Option shall be exercisable for that number of whole shares of common stock, par value $0.01 per share, of Public Parent (the “Public Parent Common Stock”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Shares that were issuable upon exercise of such Converted Option immediately prior to the Effective Time, and (y) a fraction, the numerator of which is the Merger Consideration and the denominator of which is the closing price of Public Parent Common Stock on the New York Stock Exchange on the day immediately preceding the Effective Time (the “Award Exchange Ratio”), and (B) the per share exercise price for the shares of Public Parent Common Stock issuable upon exercise of such Converted Option shall equal the quotient (rounded up to the

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nearest whole cent) of (i) the exercise price per Company Common Share applicable to such Converted Option immediately prior to the Effective Time and (ii) the Award Exchange Ratio. The exercise price and the number of shares of Public Parent Common Stock purchasable pursuant to the Converted Options shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, that in the case of any Converted Option to which Section 422 of the Code applies, the exercise price and the number of shares of Public Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. For purposes of determining the exercise price of any Company Option that is not denominated in U.S. Dollars (and rounded up to the nearest whole cent), such exercise price shall be converted into U.S. Dollars using the exchange rate as in effect on the business date immediately preceding the Effective Time (and rounded up to the nearest whole cent).

(b) At the Effective Time, each Company LTIP Award outstanding immediately prior to the Effective Time, shall be converted into that number of time-vesting restricted share units of Public Parent Common Stock (each a “Converted LTIP Award”) equal to the product of (i) such Company LTIP Award’s Company Common Share Number and (ii) the Award Exchange Ratio. Any Converted LTIP Awards issued pursuant to this Section shall be subject to the same terms and conditions (including, without limitation, time-based vesting schedule) as applied to the related Company LTIP Award, provided that any performance vesting condition shall be waived. Accordingly, Converted LTIP Awards shall vest based solely on continued employment or service. The “Company Common Share Number” with respect to a Company LTIP Award shall be (w) with respect to Company LTIP Awards that are vested as of the Effective Time, the actual number of Company Common Shares earned in respect of performance, (x) with respect to Company LTIP Awards for which the performance period has ended on or prior to December 30, 2014 but which are not vested as of the Effective Time, the actual number of Company Common Shares earned in respect of performance, (y) with respect to Company LTIP Awards for which the performance period ended after December 30, 2014 but prior to the Effective Time, the number of Company Common Shares that will be earned based on the target level of performance, and (z) with respect to Company LTIP Awards for which the performance period has not ended as of the Effective Time, the number of Company Common Shares that would be earned based on the target level of performance. The Remuneration Committee of the Board of Directors shall take any action reserved for it under the Company Stock Plans to further the transactions contemplated by this Section 2.3(b).

(c) The Company shall use commercially reasonable efforts to provide that any award of Company Options or Company LTIP Awards which are exercised or become issuable due to expiration of the service vesting periods after the date of this Agreement through the Closing Date are fulfilled from those shares of the Company held within the Kofax Employee Share Trust. Furthermore, in the event there are no remaining shares of the Company in the Kofax Employee Share Trust, the Company and/or the Remuneration Committee of the Board of Directors shall initiate the necessary actions to terminate the Kofax Employee Share Trust.

(d) The Company shall take all actions necessary to ensure that (i) no offering period under the ESPP shall be commenced on or after the date of this Agreement and (ii) no new participants may join the offering period in effect under the ESPP as of the date of this Agreement. In the event that the offering period under the ESPP in effect as of the date of this Agreement has not ended on the date immediately preceding the Effective Time, then the ESPP and such offering period shall be terminated as of the day immediately preceding the Effective

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Time, and all participant contributions then in the ESPP shall be used to purchase Company Common Shares on such date in accordance with the terms of the ESPP as if such date was the last day of such offering period. As of the Effective Time, all Company Common Shares purchased under the ESPP shall be treated identically to all other Company Common Shares with respect to the payment of the Merger Consideration as set forth in Section 2.1(a), and the Company shall cause the ESPP to terminate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as set forth in this Article III; provided that such representations and warranties by the Company are qualified in their entirety by reference to the disclosure (i) in the Company SEC Documents filed on or furnished to the SEC prior to the date of this Agreement that are specifically referenced in this Article III (without giving effect to any amendment or supplement to any such Company SEC Documents filed or furnished on or after the date of this Agreement) or (ii) set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure set forth in the Company Disclosure Letter or such referenced Company SEC Documents shall qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made and, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance (or that such item has had, or could have, a Company Material Adverse Effect).

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is an exempted company duly incorporated and validly existing under the Laws of Bermuda. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where applicable as a legal concept) as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where applicable as a legal concept) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where applicable as a legal concept) as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any failure to be so organized, existing, in good standing or qualified, or to have such power or authority would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company as of the date hereof, each such Subsidiary’s jurisdiction of incorporation, organization or formation and its authorized, issued and outstanding shares or units of equity interests (including limited liability company interests), if any, that are not owned by the Company or a Subsidiary.

(c) The Company has made available to Parent accurate and complete copies of (i) the memorandum of association and bye-laws, including all amendments thereof, through the date hereof, of the Company and (ii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent without a meeting) of the Shareholders of the Company, the Company Board of Directors and all committees.

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Section 3.2 Capital Stock.

(a) The authorized share capital of the Company consists of US$250,000,000 Company Common Shares. As of March 23, 2015, there were (i) 92,206,595 Company Common Shares issued and outstanding, (ii) 4,872,971 Company Common Shares subject to outstanding Company Options, (iii) 4,958,277 Company Common Shares subject to issuance under Company LTIP Awards (based on the number of Company Common Shares issuable at target with respect to Company LTIP Awards that are not vested as of such date and based on the actual number of Company Common Shares earned in respect of Company LTIP Awards that are vested as of such date) and (iv) 3,646,718 Company Common Shares held by the Kofax Employee Share Trust. All outstanding Company Common Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right. No Subsidiary of the Company owns any shares of capital stock of the Company.

(b) Except as set forth in subsection (a) above, the Company does not have any shares of its capital stock issued or outstanding other than Company Common Shares that shall have been issued after March 23, 2015, and which were reserved for issuance as of such date as set forth in subsection (a) above.

(c) Except as set forth in subsection (a) above, there are no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of the Company’s Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company’s Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(d) Except for awards to acquire Company Common Shares under any equity incentive plan of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(e) There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements or understandings to which the Company is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of, or providing for registration rights with respect to, the Company.

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Section 3.3 Corporate Authority and Approval.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Statutory Merger Agreement and subject to obtaining the Requisite Company Vote to consummate the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action, subject to the adoption of the Agreement and the Statutory Merger Agreement by the Company’s shareholders if required by applicable Law. The board of directors of the Company (the “Company Board”), at meetings duly called and held, adopted resolutions (i) approving and declaring advisable this Agreement, the Statutory Merger Agreement and the Merger, (ii) declaring that it is in the best interests of the shareholders of the Company that the Company enter into this Agreement, the Statutory Merger Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that the adoption of this Agreement and the Statutory Merger Agreement be submitted as promptly as practicable to a vote at a meeting of the shareholders of the Company and (iv) recommending that the shareholders of the Company adopt this Agreement, the Statutory Merger Agreement which resolutions have not been rescinded, modified or withdrawn in any way. Except as provided in this Section 3.3(a), no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger (other than the filing of the Certificate of Merger with the Registrar).

(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing with the Registrar of the Certificate of Merger as required by the Companies Act, (ii) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and any foreign antitrust filings that the Company and Parent determine are required to be filed (and any actions or nonactions, waivers, consents, clearances or approvals by a Governmental Entity, or expirations or terminations of waiting periods, required in connection with the foregoing), (iii) the filing with the SEC of any filings and reports that may be required in connection with this Agreement and the Merger under the Exchange Act, (iv) compliance with the rules and regulations of NASDAQ, (v) compliance with any applicable foreign or state securities or blue sky laws, and (vi) the other consents and/or notices set forth on Section 3.4(a) of the Company Disclosure Letter (collectively, clauses (i) through (vi), the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not be material to the Company and its Subsidiaries, take as a whole.

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Transactions, or the compliance by the Company or any of its Subsidiaries with any of the provisions of this Agreement will (i) conflict with, or breach any provision of, the organizational or governing documents of the Company or any of its Subsidiaries, (ii) violate any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any material violation of, or material default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Company Material Contract.

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Section 3.5 Reports and Financial Statements.

(a) The Company is, and until July 1, 2015, will be eligible to file and furnish with the SEC forms, documents and reports required to be filed or furnished by a foreign private issuer as defined in Section 240.3b-4 of the Exchange Act and the rules and regulations promulgated thereunder. The Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with United Kingdom securities administrators or the SEC, as applicable, on a timely basis since December 6, 2013 (together with any documents so filed or furnished during such period on a voluntary basis, in each case as may have been amended since their filing, the “Company SEC Documents”). Each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the UK Securities Laws, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. As of the date filed or furnished with the UK securities administrators or the SEC, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company for the fiscal year ended June 30, 2014 fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at such date, and the consolidated results of operations and consolidated cash flows for such period and were prepared in conformity with IFRS applied on a consistent basis during the periods referred to therein (except as may be indicated therein or in the notes thereto).

(c) The consolidated financial statements of the Company for the six months ended December 31, 2014, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at such date, and the consolidated results of operations and consolidated cash flows for such period and were prepared in conformity with GAAP applied on a consistent basis during the periods referred to therein (except as may be indicated therein or in the notes thereto), subject to normal year-end audit adjustments.

Section 3.6 Internal Controls and Procedures. The Company has designed and maintained disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and principal financial officer by others in the Company or its Subsidiaries to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

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Section 3.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2014 (or the notes thereto), (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since the date of such balance sheet, and (d) for liabilities or obligations that have been discharged or paid in full, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than those which would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Absence of Certain Changes or Events. Since June 30, 2014 through the date hereof, (i) the Company has conducted its business in all material respects in the ordinary course, except in connection with this Agreement and the transactions contemplated herein, and (ii) there has not occurred any Company Material Adverse Effect.

Section 3.9 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and since July 1, 2013 have been, in all material respects, in compliance with all Laws affecting the Company’s business and no Governmental Entity has issued any written notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, registrations, approvals and orders of any Governmental Entity (the “Company Permits”) necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted, except where the failure to have any of the Company Permits would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. All Company Permits are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such Company Permit, and none of the Company or its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.10 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, (ii) since July 1, 2013, neither the Company nor any of its Subsidiaries has received any written notices or demand letters from any federal, state, local or foreign Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (iii) there are no actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries arising under Environmental Law, and (iv) to the Knowledge of the Company, there has been no release of any Hazardous Substance in material violation of or giving rise to material liability of the Company or any of its Subsidiaries under any applicable Environmental Law on or from any properties owned or leased by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries.

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(b) As used herein, “Environmental Law” means any Law regulating (i) the protection of the environment, or (ii) the use, storage, treatment, generation, transportation, handling, release or disposal of Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as of the date hereof as hazardous or toxic under any Environmental Law, including petroleum or any derivative or byproduct thereof, asbestos, and polychlorinated biphenyls.

(d) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.10 and, with respect to environmental matters, Section 3.9(b), shall be deemed to contain the only representations and warranties in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter lists all material Company Benefit Plans. “Company Benefit Plans” means all written employee or director compensation and/or benefit plans, programs, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, equity or equity related, deferred compensation, vacation, stock purchase, stock option, severance, change of control or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or individual consultants of the Company or its Subsidiaries.

(b) The Company has made available to Parent true and complete copies of each material Company Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service; (iii) no Company Benefit Plan is subject to Title IV of ERISA; (iv) no Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Company or its Subsidiaries, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (v) neither the Company nor any Subsidiary thereof contributes to, or has any liability with respect to, a Multiemployer Plan; (vi) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course of business) by, on behalf of or against any of the Company Benefit Plans; and (vii) there are no audits or proceedings pending or, to the Knowledge of the Company, threatened, by the United States Internal Revenue Service, the United States Department of Labor or other Governmental Entity with respect to any Company Benefit Plan.

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(d) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) entitle any current or former employee, officer or director of the Company or any of its Subsidiaries to severance pay or (ii) accelerate the time of payment or vesting, or increase the amount of benefits or compensation due to any such employee, officer or director.

(e) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.11 shall be deemed to contain the only representations and warranties in this Agreement with respect to employee benefit matters.

Section 3.12 Investigations; Litigation. To the Knowledge of Company, there is no material investigation or review pending or threatened by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries. There are no material actions, suits, claims, inquiries, investigations or proceedings pending (or, to the Knowledge of the Company threatened) against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity.

Section 3.13 Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.5, none of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the circular (the “Company Circular”) relating to the special meeting of the shareholders of the Company to be held to consider and vote upon the approval and adoption of this Agreement, the Statutory Merger Agreement and the Merger (the “Company Shareholders Meeting”), on the date the Company Circular is first sent or mailed to shareholders of the Company or at the time of the Company Shareholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will omit to state any material fact with respect to the Company or any of its Affiliates that is necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

Section 3.14 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and correct; (ii) the Company and each of its Subsidiaries have paid all Taxes shown to be due on such Tax Returns, except, in the case of clauses (i) and (ii), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries; (iv) there are no liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens; (v) neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling from the U.S. Internal Revenue Service or entered into a “closing agreement” pursuant to Section 7121 of the Code (or any predecessor provision or any comparable provision of state, local or foreign Law) that will affect the Company or any of its Subsidiaries

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after the Closing; and (vi) neither the Company nor any of its Subsidiaries is a party to any currently effective waiver or other agreement extending the statute of limitation or period of assessment or collection of Taxes; (vii) no claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that it is or may be subject to taxation by that jurisdiction; (viii) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar Contract or practice with any third party with respect to Taxes (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Governmental Entity); (ix) neither the Company not any its Subsidiaries is or has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar consolidated or unitary group defined under a similar provision of foreign, state or local Law), and neither the Company nor any of its Subsidiaries has any Liability for Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of foreign, state or local Law), as a transferee or successor, by Contract or otherwise; (x) neither the Company nor any of its Subsidiaries is treated as an “expatriated entity” as that term is defined in section 7874 of the Code; (xi) neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b).

(b) As used in this Agreement, (i) “Taxes” means any and all federal, state, county, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including but not limited to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem, value added, alternative minimum, production, stamp, capital duty, documentary, filing and recordation taxes, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(c) This Section 3.14 and Section  3.11 shall be deemed to contain the only representations and warranties in this Agreement with respect to Tax matters.

Section 3.15 Labor Matters.

(a) Except for such matters that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) as of the date hereof, (A) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (B) to the Knowledge of the Company there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (C) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Significant Subsidiaries, and (D) there is no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries, and (ii) the Company and its Significant Subsidiaries are in compliance with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment, and (C) unfair labor practices.

(b) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.15 shall be deemed to contain the only representations and warranties in this Agreement with respect to employee and labor matters.

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Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all registrations and applications to register by the Company or any of its Subsidiaries of any of the following with or by any Governmental Entity in any jurisdiction in the world, (i) patents, (ii) trademarks, trade names and service marks, (iii) copyrights, and (iv) domain names, in each case of (i) - (iv), that are material to the business of the Company and its Subsidiaries, taken as a whole. The Company has taken or will take prior to the Closing Date steps reasonable necessary to cause all necessary registration, maintenance and renewals fees due for payment no later than the Closing Date in connection with the Intellectual Property disclosed in Section 3.16(a) of the Company Disclose Letter to be paid in a timely manner.

(b) Except as set forth on Section 3.16(b) of the Disclosure Schedule, the Company is the exclusive owner of the material Company Intellectual Property, free and clear of all Liens (other than Permitted Liens). Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property of any third party in the two (2) years prior to the date of this Agreement and as of the date of this Agreement, none of the Company or its Subsidiaries has any pending action, suit, inquiry, investigation or proceeding against any third party on the basis that such third party is infringing, misappropriating or violating any Company Intellectual Property.

(c) Except as would not be material to the Company and its Subsidiaries taken as a whole, there are no actions, suits or claims or administrative proceedings or investigations pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, that (i) challenge or question the validity of, or the Company’s ownership or right to use, the material Company Intellectual Property, or (ii) assert infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property owned by a third party.

(d) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the confidentiality of trade secrets owned by them and used in the conduct of the business.

(e) All ownership rights of inventors, authors and other persons who materially contributed to the development of any material Company Intellectual Property or Software owned and used in the conduct of the business has been assigned or is subject to an obligation to assign to the Company or its Subsidiaries; no university, college, or other educational institution or Government Entity owns any such Intellectual Property or Software; and neither the Company nor any of its Subsidiaries has made any commitment, promises or declarations to any standards-setting body that would obligate the Company or its Subsidiaries to grant licenses to any such Intellectual Property or Software to a third party.

(f) No Person who has licensed Intellectual Property or Software to the Company or any of its Subsidiaries has ownership rights or license rights to improvements or other amendments made by the Company or any of its Subsidiaries in such Intellectual Property or Software that is subsequently incorporated in any Company Products, other than with respect to such improvements or other amendments (i) that are owned by or jointly with the Person who licensed the underlying Intellectual Property or Software to which the Company or one of its

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Subsidiaries has a valid license that is co-extensive with the license to the underlying Intellectual Property or Software or (ii) that are owned by the Company or any of its Subsidiaries to which the Person who licensed the underlying Intellectual Property or Software has a non-exclusive license solely to such improvements or other amendments.

(g) The Company and its Subsidiaries have not used any Open Source Materials contained in any Company Products or otherwise used in the development of any Company Products in a manner that results in the grant of or requires the Company to grant a free license to or disclose the source code in Company Products (“Company Source Code”). No Company Source Code has been escrowed with a third party except pursuant to agreements entered in the ordinary course of business in which the Company Source Code shall be released upon the event of insolvency, material breach or other similar event.

(h) To the Knowledge of the Company, the current versions of each of the commercially released Company Products as delivered by the Company and its Subsidiaries do not contain any Malicious Code and substantially perform the functions described in all applicable published specifications or end user documentation, free of defects, bugs or programming errors that materially and adversely affect the functionality of each Company Product taken as a whole. Section 3.16(h) of the Company Disclosure Letter set forth an accurate and complete list of all such Company Products, including title and most current version and release number.

(i) The Company and its Subsidiaries have taken commercially reasonable steps to (i) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties and (ii) prevent the introduction of Malicious Code into Software used in the businesses of the Company and its Subsidiaries, including firewall protections and regular virus scans. To the Knowledge of the Company, in the two (2) years prior to this Agreement, no Person has gained unauthorized access to any of the Company’s or its Subsidiaries’ IT Assets, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(j) Neither the Company nor any of its Subsidiaries has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code. To the Company’s Knowledge, neither the current operation of the businesses of the Company and its Subsidiaries nor the Transactions, including the Merger, results or will result in any requirement that the Company or any of its Subsidiaries publish, disclose, deposit in escrow, license or otherwise make available the source code for its Software.

(k) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.16 shall be deemed to contain the only representations and warranties in this Agreement with respect to intellectual property matters.

Section 3.17 Real Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries have (a) good and valid fee simple title to all of their respective material owned real property and (b) valid leasehold interests in all of their respective material leased real property, in each case free and clear of all Liens except for Permitted Liens.

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Section 3.18 Company Material Contracts.

(a) As used herein, “Company Material Contracts” shall mean

(i) all “material contracts” described in Item 601(b)(10) of Regulation S-K (other than this Agreement) to which the Company or its Subsidiaries is a party or may be bound as of the date hereof and that are required to be filed with the SEC;

(ii) each Contract that involves performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, and that either (A) provided for payments by the Company of $500,000 or more or (B) provides for aggregate payments to the Company of $500,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(iii) each Contract that contains any provisions restricting the Company or any of its Affiliates or their successors from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Effective Date solely as a result of the consummation of the transactions contemplated hereby or (B) hiring or soliciting for hire the employees or contractors of any third party (other than non-hire and non-solicitation provisions contained in confidentiality agreements), except in the case of each of clauses (A) and (B) for such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv) each Contract that (A) grants any exclusive rights to any third party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Effective Date solely as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company Intellectual Property, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any third party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v) each Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $250,000 or (B) between or among any of the Company and its Subsidiaries;

(vi) each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of shares, sale of assets or otherwise) for consideration in excess of $500,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

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(vii) each Contract with the ten largest suppliers to the Company and its Subsidiaries (determined on the basis of aggregate purchases) or the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues) (other than purchase orders, price sheets or similar documentation); and

(viii) each Contract providing for any earn-out or similar deferred payment based on performance criteria payable by the Company or any of its Subsidiaries (other than to another Subsidiary) that has, as of the date hereof, any continuing obligations on the part of the Company or any of its Subsidiaries.

(b) Each Company Material Contract is valid and binding on the Company or one of its Subsidiaries party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except to the extent such Company Material Contract has previously expired in accordance with its terms or as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, the other parties thereto, is in violation of, or default under, any provision of any Company Material Contract, and to the Knowledge of the Company, no party to any Company Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to result in a default under the provisions of such Company Material Contract, except in each case for such violations, defaults, acts, events or failures as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.19 Opinion of Financial Advisors. The Company Board has received the opinion of its financial advisor, Lazard Frères & Co. LLC (“Lazard”), to the effect that, as of the date of such opinion and subject to the qualifications, assumptions and limitations set forth therein, from a financial point of view, the Merger Consideration to be received by the holders of Company Common Shares pursuant to this Agreement (other than holders of Excluded Shares and Dissenting Shares) is fair to such holders of Company Common Shares.

Section 3.20 Finders or Brokers; Fees. No broker, finder, underwriter or investment banker other than Lazard is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

Section 3.21 Vote Required. In the case of the Company, the Requisite Company Vote is the only vote of the holders of any class or series of the share capital of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the Companies Act, other applicable Laws or otherwise) to approve and adopt this Agreement, the Statutory Merger Agreement and the Merger.

Section 3.22 Takeover Laws. No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation (collectively, “Takeover Statutes”) applies to the Company with respect to this Agreement, the Statutory Merger Agreement or the Merger by reason of it being a party to this Agreement and the Statutory Merger Agreement, performing its obligations hereunder and thereunder and consummating the Merger.

Section 3.23 Insurance. The Company and its Subsidiaries maintain all material insurance policies in such amounts, with such deductibles and against such risks and losses as are commercially reasonable for the assets of the Company and its Subsidiaries and the conduct of their businesses. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material

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Adverse Effect, such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and neither the Company nor any of its Subsidiaries has received, as of the date hereof, written notice of any pending or threatened cancellation with respect thereto. The Company and each of its Subsidiaries is in compliance with all conditions contained in such insurance policies, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.24 Certain Business Practices.

(a) Neither the Company nor any of its Subsidiaries, nor any of its or their directors, officers or employees, nor, to the Company’s Knowledge, any agents, independent contractors and other parties acting on behalf of the Company or any of its Subsidiaries or Affiliates, has violated any material provision of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010 or any other similar Law in any jurisdiction applicable to the Company or any of its Subsidiaries (collectively, the “Anti-Corruption Laws”).

(b) To the Knowledge of the Company, there is no investigation of, written allegation by, or request for information from the Company or any of its Subsidiaries by any Governmental Entity regarding the Anti-Corruption Laws that would reasonably be expected to result in any material fine, penalty or enforcement action by such Governmental Entity.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any current or former directors, officers, employees, agents, independent contractors or other parties acting on behalf of the Company or any of its Subsidiaries or Affiliates, has materially violated or operated in material noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable Laws of any Governmental Entity.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company, jointly and severally, as set forth in this Article IV; provided that such representations and warranties by Parent and Merger Sub are qualified in their entirety by reference to the disclosure set forth in the disclosure letter delivered by Parent and Merger Sub to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”). Each disclosure set forth in the Parent Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made.

Section 4.1 Organization and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (where applicable as a legal concept) under the Laws of its respective jurisdiction of incorporation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where applicable as a legal concept) as a foreign company in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, or to have such

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power or authority, would not or would not reasonably be expected to, individually or in the aggregate, impair, prevent or delay the ability of each of Parent and Merger Sub to perform its obligations under this Agreement. Parent has made available to the Company prior to the date of this Agreement a true, complete and correct copy of the certificate of incorporation and bylaws or other equivalent organizational documents of each of Parent and Merger Sub, each as amended through the date hereof.

Section 4.2 Corporate Authority and Approval. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub (other than the adoption of this Agreement by Parent as sole shareholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement)), and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by Parent as sole shareholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement), and the filing of the Certificate of Merger with the Registrar). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) the filing of the pre-merger notification report under the HSR Act and any foreign antitrust filings as the Company and Parent determine are required to be filed (and any actions or nonactions, waivers, consents, clearances or approvals by a Governmental Entity, or expirations or terminations of waiting periods, required in connection with the foregoing), (iii) compliance with the applicable requirements of the Exchange Act, (iv) compliance with any applicable foreign or state securities or blue sky laws, and (v) the other consents and/or notices set forth on Section 4.3(a) of the Parent Disclosure Letter (collectively, clauses (i) through (v), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will not (i) conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries, (ii) violate any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon

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Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement.

Section 4.4 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement, and there are no actions, suits, claims, inquiries, investigations or proceedings pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case which would, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement.

Section 4.5 Information Supplied. Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.13, none of the information supplied or to be supplied by or on behalf of Parent and Merger Sub specifically for inclusion or incorporation by reference in the Company Circular shall, on the date the Company Circular is first sent or mailed to shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will omit to state any material fact with respect to Parent or any of its Affiliates that is necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

Section 4.6 Funds.

(a) As of the date of this Agreement, Parent has sufficient cash, available lines of credit or other sources of immediately available funds and/or committed financing to enable Merger Sub to pay the aggregate Merger Consideration and to perform its obligations with respect to the transactions contemplated by this Agreement.

(b) Parent will have and will cause Merger Sub to have at the Closing, the available cash on hand and/or financing in an aggregate amount sufficient to enable Merger Sub to consummate the Merger, including payment in cash of the aggregate Merger Consideration on the Closing Date and for Parent and Merger Sub to satisfy all of their obligations under this Agreement, including to pay all related Expenses. Parent acknowledges that its obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 4.7 Capitalization of Merger Sub. As of the date hereof, the authorized capital stock of Merger Sub consists of 100 common shares. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any Person other than Parent may, directly or indirectly, acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of the Merger Agreement and has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

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Section 4.8 Certain Arrangements. Except as contemplated by this Agreement, specifically including the Voting Agreements, neither Parent nor any of its affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company (a) agrees to vote to adopt this Agreement or the Merger or (b) agrees to vote against, or not to tender its Company Common Shares in, any Superior Proposal.

Section 4.9 Ownership of Common Shares. As of the date hereof, none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly (including pursuant to a derivatives Contract), any Company Common Shares or other securities convertible into, exchangeable for or exercisable for Company Common Shares or any securities of any Subsidiary of the Company and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Company Common Shares except pursuant to this Agreement or agreements to which the Company is a party.

Section 4.10 No Vote of Parent Stockholders. No vote of the stockholders of Parent is required by any applicable Law or the organizational documents of Parent in connection with the consummation of the Merger.

Section 4.11 Finders or Brokers. No broker, finder or investment banker other than Goldman Sachs & Co. is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and any of the other Transactions based upon arrangements made by or on behalf of Parent.

Section 4.12 Investigation; No Other Representations and Warranties. Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article III (subject to the qualifications set forth therein and the expiration thereof at the Effective Time) (i) the Company does not make, and has not made, any representations or warranties relating to itself or its Subsidiaries or their respective businesses or otherwise in connection with the Transactions and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement and (ii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their representatives, oral or written, are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III of this Agreement (subject to the qualifications set forth therein and the expiration thereof at the Effective Time).

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent.

(a) From and after the date hereof and prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed and shall be deemed to have been given if Parent does not object in writing within three (3) Business Days after a written request for such approval is delivered to Parent by the Company), (iii) as may be contemplated, required or permitted by this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to,

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use its commercially reasonable efforts to conduct the Company’s business in the ordinary course consistent with past practice and preserve in all material respects its business organization and maintain in all material respects existing relations and goodwill with Governmental Entities, customers, suppliers, creditors, lessors, officers and employees.

(b) Subject to the exceptions contained in clauses (i) through (iv) of Section 5.1(a), between the date hereof and the earlier of the Effective Time and the Termination Date, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed to have been given if Parent does not object in writing within three (3) Business Days after a written request for such approval is delivered to Parent by the Company), the Company shall not, and shall not permit any of its Subsidiaries to (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 5.1(a)):

(i) amend its memorandum of association, bye-laws or other applicable governing instruments;

(ii) split, combine, consolidate, subdivide or reclassify any shares of capital stock of the Company;

(iii) issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of Company Common Shares upon the exercise of Company Options outstanding as of the date of this Agreement, (B) in satisfaction of obligations pursuant to contracts or Company Benefit Plans existing as of the date hereof, (C) issuances or grants under the ESPP with respect to the offering period in effect on the date of this Agreement, (D) by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or (E) pursuant to net settlements or exercises of outstanding Company Options or Company LTIP Awards in satisfaction of the exercise price and/or tax withholding relating to such award);

(iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to the Company’s capital stock (except (A) dividends or other distributions paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary and (B) dividend equivalent rights prescribed pursuant to the terms of the Company Benefit Plans outstanding as of the date hereof);

(v) make any acquisition (whether by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or any division or assets thereof outside of the ordinary course of business with a value or purchase price in the aggregate in excess of $5,000,000 in any transaction or series of related transactions, other than acquisitions pursuant to contracts in effect as of the date of this Agreement, which are listed on Section 5.1(b)(v) of the Company Disclosure Letter;

(vi) other than in the ordinary course of business, make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $5,000,000 in

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the aggregate, other than loans, advances, capital contributions or investments pursuant to contracts in effect as of the date of this Agreement or to employees, consultants and directors in the ordinary course of business;

(vii) other than in the ordinary course of business, incur or assume any indebtedness, other than (A) short-term indebtedness, including commercial paper, (B) indebtedness under the Company’s existing credit facilities or commercially reasonable replacement facilities and (C) in order to refinance any existing indebtedness at the maturity thereof or on terms more favorable in the aggregate to the Company;

(viii) settle or compromise any litigation, claim or other proceeding against the Company or any of its Subsidiaries other than settlements or compromises where the amounts paid or payable by the Company or any of its Subsidiaries in settlement or compromise of any such litigation, claim or other proceeding exceed $3,000,000, in the aggregate;

(ix) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, other than (A) sales, leases and licenses in the ordinary course of business, (B) dispositions of assets no longer used in the operation of the business, (C) sales, leases and licenses that are not material to the Company or (D) factoring of accounts receivable;

(x) except as required by any existing agreements, Company Benefit Plans, or applicable Law or as permitted by Section 5.1(b)(iii) of this Agreement, (A) increase the compensation or other benefits payable or provided to the Company’s directors or executive officers; (B) except in the ordinary course of business, increase the compensation or other benefits payable or provided to the Company’s employees that are not directors or executive officers; or (C) except in the ordinary course of business consistent with past practice, establish, adopt, enter into or amend any Company Benefit Plan or plan, agreement or arrangement that would have been a Company Benefit Plan had it been in effect on the date hereof (other than (i) entering into employment agreements for new hires who are not officers that provide severance benefits and compensation opportunities (excluding equity-based compensation) consistent with employees holding a similar position with the Company or its Subsidiaries and (ii) amendments required to maintain the Tax qualified or registered status of any Company Benefit Plan);

(xi) adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger); or

(xii) except as may be required by a change in GAAP, make any material change in its financial accounting principles, policies, or practices.

(c) Between the date hereof and the Effective Time, Parent and Merger Sub shall not, and shall not permit any of their respective Subsidiaries or Affiliates to, take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to, impair, prevent or delay (i) the ability of Parent or Merger Sub to perform its obligations under this Agreement or (ii) the consummation of the transactions contemplated by this Agreement.

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Section 5.2 Company Shareholders Meeting Subject to Section 5.4, the Company shall take all necessary actions in accordance with applicable Law, the Company Organizational Documents and the applicable rules of the NASDAQ to duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as reasonably practicable after the date of this Agreement for the purpose of voting on the approval and adoption of this Agreement, the Statutory Merger Agreement and the Merger, which such Company Shareholders Meeting shall be held on a date selected by the Company in consultation with Parent. The Company shall cause the Company Circular to be mailed to the shareholders of the Company entitled to vote at the Company Shareholders Meeting as promptly as practicable after the date of this Agreement and in any event no later than fifteen Business Days after the date of this Agreement, and shall provide Parent with a draft version of the Company Circular at least two Business Days before the Company intends to mail it for review, and shall comply with all legal requirements applicable to the Company Circular and the Company Shareholders Meeting. Subject to Section 5.4, the Company shall use its best efforts to obtain the Requisite Company Vote. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn, recess, reconvene or postpone the Company Shareholders Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Company Circular is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders Meeting or (ii) after consultation with Parent, if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Company Circular) there are insufficient Company Common Shares present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting. Subject to Section 5.4, the Company shall (a) use its best efforts to solicit or cause to be solicited from its shareholders proxies in favor of the approval and adoption of this Agreement, the Statutory Merger Agreement and the Merger and (b) take all other action necessary or advisable to secure the Requisite Company Vote. Parent and Merger Sub shall use their commercially reasonable efforts to assist and cooperate with the Company in the preparation and filing of the Company Circular and all other required filings required under applicable Law and the applicable rules of the NASDAQ.

Section 5.3 Access; Confidentiality.

(a) Subject to compliance with applicable Laws, the Company shall afford to Parent and Merger Sub and to its and their officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Parent Representatives”), upon written request, reasonable access during normal business hours, during the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ officers, employees, properties, contracts, commitments, books and records, other than, subject to Section 5.4, any such matters that relate to the negotiation and execution of this Agreement, or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other parties relating to any competing or alternative transactions. The foregoing notwithstanding, the Company shall not be required to afford such access if it would (i) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (ii) violate any of the Company’s or its Subsidiaries’ obligations with respect to confidentiality, (iii) cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries, (iv) include any environmental sampling or testing, or (v) reasonably be expected to result in a violation of any applicable Law.

(b) Parent hereby agrees that all information provided to it, Merger Sub or any Parent Representatives in connection with this Agreement and the consummation of the transactions contemplated herein shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with the non-disclosure agreement, dated as of December 3, 2014, between the Company and Parent (the “Confidentiality Agreement”).

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Section 5.4 Acquisition Proposals.

(a) Except as expressly permitted by this Section 5.4, until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company and its Subsidiaries shall not, and the Company shall cause its directors, officers, affiliates, employees, investment bankers, attorneys, accountants and other advisors, agents or representatives (collectively, “Representatives”) not to, (i) initiate, solicit or encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, an Acquisition Proposal, or (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary contained herein, at any time prior to the Closing, if the Company receives an Acquisition Proposal from any Person, the Company shall promptly (and in any event within 24 hours) notify Parent in writing of the Acquisition Proposal, specifying the third party making, and details of the material terms and conditions of, any such Acquisition Proposal, and the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including any non-public information) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person pursuant to an executed confidentiality agreement containing terms as to confidentiality that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent or Merger Sub, and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal. The Company shall keep Parent fully informed, on a substantially current basis, of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.

(c) Except as set forth in this Section 5.4(c), the Company Board shall not (i) change, withhold, withdraw, qualify or modify (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (ii) fail to include the Company Recommendation in the Company Circular, (iii) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, an Acquisition Proposal or (iv) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall

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constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement, (any of the foregoing, a “Change of Recommendation”), or authorize, adopt, approve or propose to authorize, adopt, approve, an Acquisition Proposal, or cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, the Company Board may (A) effect a Change of Recommendation if the Company Board determines in good faith (after consultation with its outside legal counsel) that, as a result of a development or change in circumstances (not including any developments or changes in circumstances arising out of the entry into of any new, or modification, amendment or extension to or of any existing, customer agreement of the Company or a Subsidiary) that occurs or arises after the execution and delivery of this Agreement (other than a Superior Proposal) that was not known to the Company Board or any of the individuals listed on Section 8.15(b) of the Company Disclosure Letter prior to the execution and delivery of this Agreement (an “Intervening Event”) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law or (B) if the Company receives an Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, terminate this Agreement pursuant to Section 7.3(b) and enter into, the Alternative Acquisition Agreement associated with such Superior Proposal; provided, however, that the Company Board may only take the actions described in the foregoing clause (B) if:

(1) the Company shall have provided prior written notice to Parent of the Company Board’s intention to take such actions at least three (3) Business Days in advance of taking such action (or two (2) Business Days in the case of any modifications or proposed modifications as to price and other material terms of a Superior Proposal that is the subject of a prior notification under this clause), which notice shall specify, as applicable, the material terms of the Acquisition Proposal received by the Company that could reasonably result in a Superior Proposal, including a copy of the relevant proposed transaction agreements with, and the identity of, the party making the Acquisition Proposal and other material documents (including any financing commitments with respect to such Acquisition Proposal);

(2) after providing such notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day or two (2) Business Day period, as the case may be, to make such adjustments in the terms and conditions of this Agreement so that the Acquisition Proposal would no longer meet the definition of a Superior Proposal;

(3) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Time on the last Business Day of such three (3) Business Day or two (2) Business Day period, as the case may be, and shall have determined in good faith (x) with respect to the actions described in clause (A) of this Section 5.4(c), after consultation with outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Change of Recommendation and (y) with respect to the actions described in clause (B) of this Section 5.4(c), after consultation with outside counsel and its financial advisors, that the Acquisition Proposal received by the Company would continue to constitute a Superior Proposal, in each case, if such changes offered in writing by Parent were given effect; and

(4) the Company pays the Company Termination Fee in accordance with procedures set forth in Section 7.6.

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(d) Nothing contained in this Section 5.4 shall be deemed to prohibit the Company, the Company Board or any other committee of the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company under the Exchange Act (or any similar communications to the shareholders of the Company) provided that such communication only contains the information set forth in Rule 14d-9(f) within ten (10) Business Days after commencement of any such tender offer. Actions permitted under this Section 5.4(d) shall not be a basis for Parent or Merger Sub to terminate this Agreement pursuant to Section 7.3(a).

(e) As used in this Agreement, “Acquisition Proposal” shall mean any inquiry, proposal or offer made by any Person for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person of fifteen percent (15%) or more of the assets of the Company and its Subsidiaries, on a consolidated basis, or (iii) the direct or indirect acquisition by any Person of fifteen percent (15%) or more of the voting power of the outstanding Company Common Shares, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning Company Common Shares with fifteen percent (15%) or more of the voting power of the outstanding Company Common Shares.

(f) As used in this Agreement, “Superior Proposal” means an Acquisition Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) that the Company Board has determined in its good faith judgment (after consultation with outside legal counsel and its financial advisor) would, if consummated, be more favorable to the Company’s shareholders from a financial perspective than the Merger, taking into account among other things all of the terms and conditions of such Acquisition Proposal (including the financing, likelihood and timing of consummation of the transaction contemplated by such Acquisition Proposal) and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Acquisition Proposal under the provisions of Section 5.4(c)).

Section 5.5 Employee Matters.

(a) From and after the Effective Time, the Company and its Subsidiaries shall, and Parent shall cause the Surviving Company and its Subsidiaries to, honor all Company Benefit Plans, and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that nothing herein shall be construed as prohibiting the amendment or termination of any of the foregoing in accordance with its terms. From the Effective Time until the one year anniversary of the Effective Time, Parent shall provide, or shall cause to be provided, to each current (as of immediately prior to the Effective Time) employee of the Company or its Subsidiaries (collectively, the “Company Employees”) (i) base compensation and bonus opportunities that, in the aggregate, are at least equal to those that were provided to the Company Employee immediately before the Effective Time (provided that Parent shall make no modifications to bonus opportunities with respect to the Company’s fiscal year ended June 30, 2015) and (ii) accrual based-vacation policies that are

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at least equal to those that were provided to the Company Employee immediately before the Effective Time. From the Effective time until December 31, 2015, Parent shall provide, or shall cause to be provided, to each current Company Employee, all other employee health, retirement and welfare benefits and commission opportunities that are no less favorable than the compensation and benefits or commissions that were provided to the Company Employee immediately before the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, Parent shall, or shall cause the Surviving Company or its Subsidiaries to, provide to each Company Employee whose employment terminates during the period between the Effective Time and the one year anniversary of the Effective Time, severance benefits that are no less favorable than the severance benefits provided for under the Company’s severance arrangements in effect immediately prior to the Effective Time, as set forth on Section 5.5(a) of the Company Disclosure Letter.

(b) For all purposes (including purposes of vesting, eligibility to participate, severance, paid time off and level of benefits) under the employee benefit plans of Parent and its Affiliates providing benefits to any Company Employee after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar Company Benefit Plan in which such Company Employee participated (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability and/or life benefits to any Company Employee (or his or her covered dependents) (collectively, the “Parent Welfare Plans”), Parent shall cause all pre-existing condition exclusions and limitations and actively-at-work requirements of such Parent Welfare Plan to be waived for such Company Employee and his or her covered dependents, and, to the extent permissible under Parent Welfare Plans, Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents under the corresponding Old Plan during the portion of the plan year of such Old Plans ending on the date such Company Employee’s participation in the corresponding Parent Welfare Plan begins (such initial plan year of participation, the “Initial Year of Participation”) to be taken into account under such Parent Welfare Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the Initial Year of Participation as if such amounts had been paid in accordance with such Parent Welfare Plan. Between the Effective Time and January 1, 2016, Parent shall continue to maintain all Old Plans with respect to Company Employees.

(c) Parent hereby acknowledges that a “change of control,” “change in control” or similar phrase within the meaning of the Company Benefit Plans, will occur at or prior to the Effective Time, as applicable.

(d) Parent and the Company agree that prior to the Closing the Parent shall engage in discussion with Company Employees with respect to adoption of a retention program for employees of the Company and its Subsidiaries. The Company shall reasonably cooperate with Parent with respect to such discussions, and grant Parent reasonable access to Company Employees for such discussions.

(e) It is expressly acknowledged, understood and agreed that nothing in this Section 5.5 or otherwise contained in this Agreement is intended to or does or shall constitute

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an amendment to or establishment of any employee benefit or other plan or, subject to the express provisions of Sections 5.5(a)-(d), shall prevent the amendment or termination of any such plan. Nothing herein shall be deemed to be a guarantee to any Company Employee of (i) employment or (ii) without limiting the express provisions of Sections 5.5(a)-(d), any specific term or condition of employment.

Section 5.6 Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the Transactions as promptly as practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including, without limitation, in connection with any Regulatory Law (all of the foregoing, collectively, the “Governmental Consents”), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Transactions; provided that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions under any contract or agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall cooperate with each other in (i) determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any Governmental Entities (including in any foreign jurisdiction in which the Company or its Subsidiaries are operating any business) and (ii) to the extent not made prior to the date hereof, timely making or causing to be made all such applications and filings as reasonably determined by Parent and the Company as promptly as practicable (and in any event within ten (10) Business Days after the date hereof with respect to filings or submissions required under the HSR Act). Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Entity, including by complying at the earliest reasonably practicable date with any request under or with respect to the HSR Act, any other Governmental Consent and any such other applicable Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice, or any other Governmental Entity in connection with such applications or filings or the Merger.

(c) Without limiting any of its other obligations hereunder, the Company, Parent and Merger Sub shall take all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, or competition authorities of any other nation or other jurisdiction (including multinational or supranational), or any other Person, may assert under any Law with respect to the transactions contemplated

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herein, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Person with respect to the Merger, in each case so as to enable the Merger and the Transactions to occur as soon as possible (and in any event no later than the Termination Date), including by proposing, negotiating, committing to and effecting, by agreement, consent decree, hold separate order, trust or otherwise, (x) the sale, divestiture or disposition of such assets, businesses, services, products or product lines of Parent or the Company (or any of their respective Subsidiaries or Affiliates) or behavioral limitations, conduct restrictions or commitments with respect to any such assets, businesses, services, products or product lines of Parent or the Company (or any of their respective Subsidiaries or Affiliates), (y) the creation or termination of relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or Affiliates and (z) any other actions that would limit the freedom of action of Parent, the Company or any of their respective Subsidiaries or affiliates with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Company’s or the Surviving Company’s) or Affiliates’ assets, businesses, services, products or product lines, in each case as may be required in order to obtain all required Governmental Consents as promptly as practicable (including expirations or terminations of waiting periods whether imposed by Law or agreement) and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the consummation of the Merger or the transactions contemplated by this Agreement or delaying any of the foregoing beyond the Termination Date (each of (x), (y) and (z), a “Divestiture Action”). Notwithstanding the foregoing, (i) nothing in this Section 5.06(c) shall require, or be construed to require, Parent, the Company or any of their Affiliates to take a Divestiture Action in the event it would reasonably be expected to result in a material adverse effect to the Parent Business or a Company Material Adverse Effect, and (ii) the Company shall not take any Divestiture Action without first obtaining the consent of Parent. Neither the Company nor any of its Subsidiaries shall, without Parent’s prior written consent, and neither Parent nor any of its Subsidiaries shall, without the Company’s prior written consent, discuss or commit to any extension of any waiting period under any Law or any agreement not to consummate the Merger or any of the other transactions contemplated by this Agreement. None of Parent, Merger Sub or the Company shall be required to take any action pursuant to this Section 5.6 unless it is expressly conditioned on the effectiveness of the Merger.

(d) Without limiting the foregoing and subject to applicable legal limitations and the instructions of any Governmental Entity, each of the Company and Parent agrees (i) to cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other material actions pursuant to this Section 5.6, (ii) to furnish to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) to keep each other apprised of the status of matters relating to the completion of the transactions contemplated therein, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party and/or any Governmental Entity with respect to the Transactions, (iv) to permit the other party to review and to incorporate the other party’s reasonable comments in any communication to be given by it to any Governmental Entity with respect to obtaining the necessary approvals for the Transactions, and (v) not to participate in any meeting or discussion in person or by telephone expected to address substantive matters related to the transactions contemplated herein with any Governmental Entity in connection with the Transactions unless, to the extent not prohibited by such Governmental Entity, it gives the other party reasonable notice thereof and the opportunity to attend and observe. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product

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doctrine, joint defense privilege or any other privilege pursuant to this Section 5.6 in a manner so as to preserve any applicable privilege. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a Governmental Entity or any other Person is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Law, each of the Company and Parent shall use best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions, including, without limiting the foregoing, taking the actions set forth in Section 5.6(c).

(f) For purposes of this Agreement, “Regulatory Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the EC Merger Regulation, and all other federal, state, foreign, multinational or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including, without limitation, any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition and including any Laws that relate to foreign investments.

Section 5.7 Takeover Statute. If any Takeover Statute is or may become applicable to the Transactions after the date of this Agreement, Parent, the board of directors of Parent, the Company and the Company Board shall each use its respective reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize, to the extent possible, the effects of such statute or regulation on the Transactions.

Section 5.8 Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or the Merger, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Company or Parent and (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party which relate to the Transactions or this Agreement.

Section 5.9 Public Announcements. The Company, Parent and Merger Sub shall consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations imposed by any national securities exchange or as may be requested

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by a Governmental Entity; provided that the restrictions in this Section 5.9 shall not apply to any Company communication regarding an Acquisition Proposal or a Change of Recommendation. Parent and the Company agree to issue a joint press release announcing this Agreement. Either party may, without consultation, issue any press release or other public statement in connection with a dispute between the parties regarding this Agreement or the transactions contemplated herein, if required by Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity.

Section 5.10 Indemnification and Insurance.

(a) The Surviving Company, Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bye-laws or other organizational documents or in any agreement with the Company or any of its Subsidiaries shall survive the Merger and shall continue in full force and effect. Parent shall cause the Surviving Company to (i) maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and (ii) to not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries.

(b) From and after the Effective Time, each of Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the Indemnified Parties) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served at the Company’s or any of its Subsidiaries’ request or direction, or for their benefit, as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before, at or after the Effective Time in connection with such Indemnified Party’s service as a director or officer of the Company or any of its Subsidiaries (or acts or omissions in connection with such Indemnified Party’s service as officer, director, member, trustee or other fiduciary in any other entity if such services were at the request, at the direction or for the benefit of the Company), including an Action arising in whole or in part out of, or pertaining to this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time; provided, that any Person to whom any funds are advanced pursuant to the foregoing must, if required by Law, provide an undertaking to repay such advances if it is ultimately determined the indemnification of such Person is not permitted under Law. In the event of any such Action, Parent and the Surviving Company shall cooperate with the Indemnified Party in the defense of any such Action.

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(c) For a period of six (6) years from the Effective Time, (i) Parent shall cause the Surviving Company to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, or (ii) Parent shall cause the Surviving Company to purchase, for effectiveness on the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated herein; provided that in the case of either (i) or (ii) above, in no event shall the Surviving Company be required to expend more than a cumulative amount for such insurance or a tail policy in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the existing policies to maintain or procure insurance coverage pursuant hereto, in which case the Surviving Company shall provide the greatest coverage that is then available for 300% of such annual premium. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, in accordance with clause (i) above, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Company.

(d) Parent shall or shall cause to be paid all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity, advancement and other obligations provided in this Section 5.10.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Company, any other indemnification arrangement, the Companies Act or otherwise. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(f) In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, (b) cause the Surviving Company to perform its obligations under this Agreement and (c) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any Indebtedness.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

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Section 5.13 Obligations of Public Parent. Public Parent hereby (i) irrevocably and unconditionally guarantees the prompt and full discharge by each of Parent and Merger Sub of all of their respective covenants, agreements, obligations and liabilities under this Agreement including the due and punctual payment of all amounts which are or may become due and payable by Parent or Merger Sub hereunder when and as the same shall become due and payable and (ii) acknowledges and agrees to take all actions necessary to satisfy its obligations with respect to Converted Options and Converted Awards pursuant to Sections 2.3(a) and (b) hereof (collectively, the “Obligations”), in accordance with the terms hereof. Public Parent acknowledges and agrees that, with respect to all Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against Parent or Merger Sub. If Parent or Merger Sub shall default in the due and punctual performance of any Obligations, including the full and timely payment of any amount due and payable pursuant to any Obligations, Public Parent will forthwith perform or cause to be performed such Obligations and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense. The liabilities and obligations of Public Parent pursuant to this Agreement are unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by (x) any modification, amendment or supplement to this Agreement or (y) any change in the corporate existence, structure or ownership of Parent or Merger Sub. Public Parent hereby waives any right, whether legal or equitable, statutory or non-statutory, to require any person to proceed against or take any action against or pursue any remedy with respect to Parent or Merger Sub or any other person or make presentment or demand for performance or give any notice of nonperformance before the Company may enforce its rights hereunder against Public Parent.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a) Orders. No Governmental Entity having jurisdiction over a material portion of the business of the Company and its Subsidiaries, taken as a whole, shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions; provided that each party shall use reasonable best efforts to cause such Order to be lifted.

(b) Shareholder Approval. This Agreement and the Statutory Merger Agreement shall have been duly approved and adopted by the Requisite Company Vote.

(c) Governmental Consents.

(i) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(ii) Any applicable foreign antitrust and similar regulatory clearances required for the consummation of the Merger shall have been obtained from the relevant Governmental Entities.

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Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a) (Capital Stock) and Section 3.20 (Finders or Brokers; Fees) shall be true and correct in all respects, except for de minimis inaccuracies, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); (ii) the representations and warranties of the Company set forth in Section 3.3 (Corporate Authority and Approval), Section 3.21 (Vote Required) or Section 3.22 (Takeover Laws) shall be true and correct in all respects, in each case as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained therein, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

(d) No Company Material Adverse Effect. Since the date of this Agreement there shall not have been any effect, change, event or occurrence that has had, or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) FIRPTA Certificate. Prior to the Closing, the Company shall deliver to Parent a certificate in compliance with Treasury Regulations Section 1.1445-2(c)(3), certifying that the Company’s U.S. subsidiaries are not and has not been a “U.S. real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c) of the Code (the “FIRPTA Certificate”).

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects, without regard to any “materiality” qualifications contained therein, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).

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(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by a senior executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent, Merger Sub and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a) if the Merger has not been consummated by September 30, 2015; provided, however, that if the Merger has not been consummated by September 30, 2015, but on such date all of the conditions set forth in Article VI shall have been satisfied or waived, other than the conditions set forth in Section 6.1(c), then neither party is permitted to terminate this Agreement pursuant to this Section 7.2 until December 31, 2015 (any such date, the “Termination Date”); provided, further, that the right to terminate this Agreement under this clause 7.2(a) shall not be available to any party to this Agreement whose breach of any representations or warranties set forth in this Agreement, or whose failure to fulfill any of its obligations hereunder, has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b) if this Agreement and the Statutory Merger Agreement have been submitted to the shareholders of the Company for approval and adoption at a duly convened Company Shareholders Meeting (or adjournment or postponement thereof), such Company Shareholders Meeting has been completed and the Requisite Company Vote is not obtained upon a vote taken thereon;

(c) if any Laws prohibit consummation of the Merger; or

(d) if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time:

(a) if the Company Board makes a Change in Recommendation or commits a Willful and Material Breach of its obligations under Section 5.2 or Section 5.4; or

(b) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) is incapable of being cured by the Termination Date, or, if capable of being cured by the Termination Date, has not been cured by the Company within fifteen (15) days after the Company’s receipt of written notice of such breach from Parent.

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Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:

(a) in accordance with Section 5.4(c); or

(b) if Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) is incapable of being cured by the Termination Date, or, if capable of being cured by the Termination Date, has not been cured by Parent within fifteen (15) days after Parent’s receipt of written notice of such breach from the Company.

Section 7.5 Manner and Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any shareholder, director, officer, employee, agent or Representative of such party) except as contemplated by the next sentence and except that no such termination shall relieve any party of liability for (a) the Willful and Material Breach by any party to perform its obligations, (b) the Willful and Material Breach by any party of its representations or warranties contained in this Agreement or (c) fraud. The provisions of the Confidentiality Agreement, this Section 7.5, and the provisions of Section 5.3(b) (Access; Confidentiality), Section 5.9 (Public Announcements), Section  7.6 (Termination Payment) and Article VIII (Miscellaneous) shall survive any termination of this Agreement.

Section 7.6 Termination Payment. Any provision in this Agreement to the contrary notwithstanding,

(a) The Company shall pay, or cause to be paid, to Parent (and if such amount is actually paid pursuant to this Agreement, it shall constitute liquidated damages and not a penalty and shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective Affiliates, shareholders, directors, officers or agents for any loss or damage suffered as a result of the failure of the Merger to be consummated) by wire transfer of immediately available funds an amount equal to the Company Termination Fee:

(i) if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made within one (1) Business Day of such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.3(a) or Section 7.3(b), in which case payment shall be made within one (1) Business Day of such termination; or

(iii) if (A) an Acquisition Proposal shall have been made or proposed to the Company or otherwise publicly announced, (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(a) or Section 7.2(b), and (C) within

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twelve (12) months following the date of such termination, the Company enters into a Contract for or relating to, or otherwise consummates any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A)), in which case payment shall be made within three (3) Business Days of the date on which the Company consummates such Acquisition Proposal. Following receipt by Parent of the Company Termination Fee in accordance with this Section 7.6, the Company shall have no further liability with respect to this Agreement or the transactions contemplated herein to Parent or Merger Sub.

Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 8.5 with respect to the enforcement of the provisions of this Section 7.6, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to this Section 7.6 shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its subsidiaries and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Specified Person”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Specified Persons shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any party hereto shall terminate at the Effective Time or, except as provided in Section 7.5, upon the termination of this Agreement pursuant to Sections 7.1 to 7.4, as the case may be, except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 5.5 and Section 5.10.

Section 8.2 Expenses. Except as specifically provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expense.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or PDF transmission), each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (electronically or otherwise) to the other parties.

Section 8.4 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the Laws that might otherwise govern under applicable principles of conflicts of law. The parties to this Agreement irrevocably submit to the jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware (each, a “Chosen Court”) solely in

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respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement (other than the Statutory Merger Agreement, which shall be interpreted, construed, governed and enforced as set forth therein), and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document (other than the Statutory Merger Agreement, which shall be interpreted, construed, governed and enforced as set forth therein), that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document (other than the Statutory Merger Agreement, which shall be interpreted, construed, governed and enforced as set forth therein) may not (as a result of a lack of personal jurisdiction) be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding may be heard and determined in such a Delaware state or federal court. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof. Notwithstanding the foregoing and for the avoidance of doubt, the choice of governing law construction of this Agreement and the submission of disputes to the Chosen Court shall not be deemed to cause the fiduciary duties of any jurisdiction other than Bermuda to apply to the obligations of the Company Board with respect to this Agreement and the transactions contemplated hereby.

Section 8.5 Remedies; Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would not be an adequate remedy therefor. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b) Each party further agrees that (i) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that any other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN. EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6.

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Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by reliable overnight delivery service (with proof of service), hand delivery, facsimile or electronic mail (having received electronic delivery thereof and followed by overnight courier) addressed as follows:

To Parent or Merger Sub:

Lexmark International, Inc.

740 West New Circle Road

Lexington, Kentucky 40550

Attention: Robert Patton, Esq.

Email: rpatton@lexmark.com

with a copy to:

Dinsmore & Shohl LLP

255 East Fifth Street, Suite 1900

Cincinnati, Ohio 45202

Attention: Susan B. Zaunbrecher, Esq.

Email: susan.zaunbrecher@dinsmore.com

To the Company:

Kofax Limited

15211 Laguna Canyon Road

Irvine, California 92618

Facsimile: (949)754-0024

Attention: Bradford Weller, Executive VP Legal Affairs, General Counsel & Secretary

Email: bradford.weller@kofax.com

with copies (which shall not constitute notice) to:

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Facsimile: (212) 698-3500

Attention:	David S. Rosenthal, Esq.
Richard A. Goldberg, Esq.
Email:	david.rosenthal@dechert.com
richard.goldberg@dechert.com

or to such other address as the party to receive such notice as provided above shall specify by written notice so given, and such notice shall be deemed to have been delivered to the receiving party as of the date so delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

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Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.10 Entire Agreement; Third-Party Beneficiaries. This Agreement and the exhibits and schedules hereto (including the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except as provided below and Section 5.5 (which shall be for the benefit of the Company Employees) and Section 5.10 (which shall be for the benefit of the Indemnified Parties), this Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (i) the right of the Company on behalf of its shareholders to pursue damages (including claims for damages based on loss of the economic benefits of the transaction to the Company’s shareholders) or other relief in the event of Parent’s or Merger Sub’s Willful and Material Breach of this Agreement and (ii) for in the event the Effective Time shall have occurred, the rights of the Company’s shareholders to receive the Merger Consideration and holders of the Company Options and Company LTIP Awards to receive the substitutions of awards pursuant to Section 2.3, at the Effective Time and the other actions (including payments) contemplated by Section 2.3, which rights are hereby expressly acknowledged and agreed by Parent and Merger Sub. The third-party beneficiary rights referenced in clause (i) above may be exercised only by the Company (on behalf of its shareholders and holders of Company Options and Company LTIP Awards as their agent) through actions expressly approved by the Company Board at the sole and absolute discretion of the Company Board, and no shareholders of the Company or holders of Company Options or Company LTIP Awards whether purporting to act in its capacity as a shareholder, optionholder or Company LTIP Award holder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right, it being understood and agreed that any and all interests in such claims will attach to such Company Common Shares and subsequently trade and transfer therewith. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.11 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

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Section 8.11 Amendments; Waivers. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further shareholder approval under applicable Laws after the Requisite Company Vote shall be made without such required further shareholder approval and (b) such amendment has been duly approved by the board of directors of each of Parent, Merger Sub and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. In order to be effective, (a) any termination or amendment of this Agreement shall require the prior approval of that action by the board of directors of each party seeking to terminate or amend this Agreement and (b) any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement shall require the prior approval of a duly authorized officer or the board of directors of the party or parties entitled to extend or waive that obligation or condition.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14 Obligations of Merger Sub. Whenever this Agreement requires a Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

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Section 8.15 Definitions. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.4(a).

“Acquisition Proposal” has the meaning set forth in Section 5.4(e).

“Action” has the meaning set forth in Section 5.10(b).

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.4(a).

“Anti-Corruption Laws” has the meaning set forth in Section 3.24(a).

“Appraised Fair Value” has the meaning set forth in Section 2.1(e).

“Appraisal Withdrawal” has the meaning set forth in Section 2.1(e).

“Award Exchange Ratio” has the meaning set forth in Section 2.3(a).

“Book-Entry Shares” has the meaning set forth in Section 2.1(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized or required by Law or executive order to be closed.

“Certificate of Merger” has the meaning set forth in Section 1.1.

“Certificates” has the meaning set forth in Section 2.1(a).

“Change of Recommendation” has the meaning set forth in Section 5.4(c).

“Charter” has the meaning set forth in Section 1.8.

“Chosen Court” has the meaning set forth in Section 8.4.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2

“Code” has the meaning set forth in Section 2.2(b)(ii).

“Company” has the meaning set forth in the Preamble.

“Companies Act” has the meaning set forth in the Recitals.

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“Company Approvals” has the meaning set forth in Section 3.4(a).

“Company Benefit Plans” has the meaning set forth in Section 3.11(a).

“Company Board” has the meaning set forth in the Section 3.3.

“Company Circular” has the meaning set forth in Section 3.13.

“Company Common Shares” has the meaning set forth in the Section 2.1(a).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employees” has the meaning set forth in Section 5.5(a).

“Company Intellectual Property” shall mean the Intellectual Property owned by the Company and used in the conduct of the business.

“Company LTIP Award” means an LTIP or Restricted Stock Unit granted under a Company Stock Plan that is outstanding and unsettled as of immediately prior to the Effective Time.

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that (A) has a material adverse effect on the financial condition, business properties, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole, or (B) would, individually or in the aggregate, materially impair, prevent or delay the ability of the Company to perform its obligations under this Agreement beyond the Termination Date; provided that none of the following, and no fact, circumstance, change, event, occurrence or effect arising out of or relating to the following, shall constitute a “Company Material Adverse Effect” or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (a) any facts, circumstances, changes, events, occurrences or effects generally affecting (i) any of the industries in which the Company and its Subsidiaries operate or (ii) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, except in the case of (i) or (ii), to the extent that such changes affect the Company and its Subsidiaries, taken as a whole, in a manner disproportionate to the effect of companies in its industry generally or the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, as applicable, or (b) any facts, circumstances, changes, events, occurrences or effects, arising out of, resulting from or attributable to (i) changes or prospective changes in Law, applicable regulations of any Governmental Entity, generally accepted accounting principles or accounting standards, or any changes or prospective changes in, or issuance of any administrative or judicial notice, decision or other guidance with respect to, the interpretation or enforcement of any of the foregoing, (ii) the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation relating to this Agreement, the Merger or the other transactions contemplated by this Agreement or compliance by the Company with the terms of this Agreement, (iii) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (iv) pandemics, earthquakes, hurricanes, tornados, drought or other natural disasters, (v) any action taken by the Company or its Subsidiaries that is required or permitted by this Agreement or

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taken at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement and Parent has refused, after a request from the Company, to consent or provide a waiver in a timely manner or at all permitting such action to be taken, (vi) any change to the extent directly resulting or arising from the identity of Parent, Merger Sub or their respective Affiliates, (vii) any decline in the market price, or change in trading volume, of any capital stock of the Company or (viii) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position.

“Company Material Contracts” has the meaning set forth in Section 3.18(a).

“Company Option” means an option to purchase Company Common Shares.

“Company Permits” has the meaning set forth in Section 3.9(b).

“Company Products” means, collectively, all products and service offerings, including all Software contained therein, of the Company or any of its Subsidiaries, including the Material Company Products and all products that are currently being sold, licensed or distributed or are currently being supported by the Company or any of its Subsidiaries.

“Company Recommendation” shall mean the recommendation of the Company Board that the shareholders of the Company approve and adopt this Agreement, the Statutory Merger Agreement and the Merger.

“Company SEC Documents” has the meaning set forth in Section 3.5(a).

“Company Shareholders Meeting” has the meaning set forth in Section 3.13.

“Company Source Code” has the meaning set forth in Section 3.16(g).

“Company Specified Person” has the meaning set forth in Section 7.3(c).

“Company Stock Plans” means the Kofax Limited 2015 Equity Incentive Plan, the Kofax Limited 2014 Employee Stock Purchase Plan, the Kofax plc 2012 Equity Incentive Plan, the Kofax plc 2007 Long-Term Incentive Plan and the Kofax plc 2000 Share Option Plan.

“Company Termination Fee” means $35,000,000.

“Confidentiality Agreement” has the meaning set forth in Section 5.3(b).

“Contract” shall mean any contract, agreement, deed, lease or similar instrument, and any legally binding obligation, commitment, arrangement or understanding, whether written or oral.

“Converted LTIP Award” has the meaning set forth in Section 2.3(b).

“Converted Option” has the meaning set forth in Section 2.3(a).

“Divestiture Action” has the meaning set forth in Section 5.6(c).

“Dissenting Holder” shall mean a holder of Company Common Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Companies Act concerning the right of holders of Company Common Shares to require appraisal of their Company Common Shares pursuant to Bermuda Law.

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“Dissenting Shares” shall mean Company Common Shares held by a Dissenting Holder.

“Effective Time” has the meaning set forth in Section 1.1.

“Environmental Law” has the meaning set forth in Section 3.10(b).

“ERISA” has the meaning set forth in Section 3.11(a).

“ESPP” means the Kofax Limited 2014 Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Excluded Shares” has the meaning set forth in Section 2.1(b).

“Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the evaluation, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Company Circular and all SEC and other regulatory filing fees incurred in connection with the Merger, the solicitation of shareholder approvals, the filing of any required notices under the HSR Act or other antitrust Laws, any filing with, and obtaining of any necessary action or non-action, consent or approval from any Governmental Entity pursuant to any antitrust Laws, engaging the services of the Paying Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“GAAP” means United States generally accepted accounting principles.

“Governmental Consents” has the meaning set forth in Section 5.6(a).

“Governmental Entity” means any federal, state, local, municipal or foreign government, any court, tribunal, administrative agency or commission or other governmental or quasi-governmental or other regulatory authority or agency, whether federal, state, local, municipal, foreign or supranational, or any arbitral body or NASDAQ.

“Hazardous Substance” has the meaning set forth in Section 3.10(c).

“HSR Act” has the meaning set forth in Section 3.4(a).

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standers Board.

“Indebtedness” shall mean, with respect to any person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such person: (a) for borrowed money (including obligations in respect of drawings under overdraft facilities), (b) evidenced by notes, bonds, debentures or similar Contracts or agreements, (c) for the deferred

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purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice), (d) under capital leases (in accordance with GAAP), (e) in respect of outstanding letters of credit and bankers’ acceptances or (f) for Contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements.

“Indemnified Party” has the meaning set forth in Section 5.10(b).

“Initial Year of Participation” has the meaning set forth in Section 5.5(b).

“Intellectual Property” shall mean any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, in all patents, trademarks, trade names, service marks, domain names, copyrights, trade secrets, know-how, and Software.

“Intervening Event” has the meaning set forth in Section 5.4(c).

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation.

“Knowledge” means (a) with respect to Parent, the actual knowledge of any of the officers or directors of Parent or Merger Sub and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.15(b) of the Company Disclosure Letter.

“Lazard” has the meaning set forth in Section 3.19.

“Law” or “Laws” means all applicable laws, statutes, constitutions, rules, regulations, judgments, rulings, orders and decrees of any Governmental Entity.

“Lien” means any mortgage, pledge, title defects, claims, charges, security interest, encumbrance or liens of any kind or nature.

“Losses” has the meaning set forth in Section 5.10(b).

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” (as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (a) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (b) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

“Merger” has the meaning set forth in the Recitals.

“Merger Application” has the meaning set forth in Section 1.1.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 3.11(a).

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“NASDAQ” means NASDAQ Global Select Market.

“New Plans” has the meaning set forth in Section 5.5(b).

“Obligations” has the meaning set forth in Section 5.13.

“Old Plans” has the meaning set forth in Section 5.5(b).

“Open Source Materials” refers to any Software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (“GPL”), GNU Lesser General Public License (“LGPL”), Mozilla Public License (“MPL”), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (“SCSL”), the Sun Industry Standards License (“SISL”), the Apache License, and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Order” means any order, judgment, injunction, award, decree or writ handed down, adopted or imposed by any Governmental Entity.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 4.3(a).

“Parent Business” means the business of providing ECM, BPM, DOM, intelligent data capture, search software and medical imaging VNA software products and solutions, conducted by Parent or its Affiliates.

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent Representatives” has the meaning set forth in Section 5.3(a).

“Parent Welfare Plans” has the meaning set forth in Section 5.5(b).

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Permitted Lien” means (a) Lien for Taxes or governmental assessments, charges or claims of payment not yet due and delinquent, the amount or validity of which are being contested in good faith or for which adequate accruals or reserves have been established, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens arising in the ordinary course of business which are being contested in good faith or for which adequate accruals or reserves have been established, (c) zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity, (d) any state of facts which an accurate survey or inspection of the real property owned or leased by the Company and its Subsidiaries would disclose and which, individually or in the aggregate, would not constitute a Company Material Adverse Effect, (e) title exceptions disclosed by any title insurance commitment or title insurance policy for any real property owned or leased by the Company and its Subsidiaries issued by a title company and delivered or otherwise made available to Parent, (f) statutory Liens in favor of lessors arising in connection with any property leased to the Company and its Subsidiaries, (g) any defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and any mining reservations,

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rights, licenses and leases, which, in each case, would not constitute a Company Material Adverse Effect, (h) Liens that are disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet), (i) any non-exclusive licenses to Company Intellectual Property, or (j) Liens that, individually or in the aggregate, would not be reasonably expected to materially detract from the value of any of the property, rights, or assets of the business of the Company or any of its Subsidiaries or materially interfere with the use thereof as currently used by the Company or any of its Subsidiaries.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13(d)(3) of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such Person.

“Public Parent” has the meaning set forth in the Preamble.

“Public Parent Common Stock” has the meaning set forth in Section 2.3(a).

“Registrar” has the meaning set forth in Section 1.1.

“Regulatory Law” has the meaning set forth in Section 5.6(f).

“Representatives” has the meaning set forth in Section 5.4(a).

“Requisite Company Vote” shall mean the affirmative vote of a majority of not less than three-fourths in nominal value of shares as (being entitled to do so) vote in person or by proxy at a duly convened meeting of the shareholders of the Company (of which notice specifying the intention to propose the resolution as a special resolution has been duly given) at which a quorum comprising at least two persons present or by proxy, as the case may be, holding at least one-third of the issued and outstanding Common Shares and that any holder of shares present in person or by proxy may demand a poll to approve and adopt this Agreement, the Statutory Merger Agreement and the Merger in accordance with section 106 (4A) of the Companies Act.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs in object code and source code formats.

“Statutory Merger Agreement” has the meaning set forth in the Recitals.

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are directly or indirectly owned by such Person, or (ii) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership).

“Superior Proposal” has the meaning set forth in Section 5.4(f).

“Surviving Company” has the meaning set forth in Section 1.3.

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“Takeover Statutes” has the meaning set forth in Section 3.22.

“Tax Return” has the meaning set forth in Section 3.14(b).

“Taxes” has the meaning set forth in Section 3.14(b).

“Termination Date” has the meaning set forth in Section 7.2(a).

“Transactions” means the transactions contemplated by this Agreement and the Statutory Merger Agreement, including the Merger.

“UK Securities Laws” means all Laws applicable to the issuance and trading of securities in the United Kingdom.

“Voting Agreement” has the meaning set forth in the Recitals.

“Willful and Material Breach” means a material breach that is a consequence of any action undertaken by the breaching party with the actual knowledge at the time it took such action that the taking of such action would, or would reasonably be expected to, cause a breach of this Agreement.

[Remainder of this page intentionally left blank. Signature page(s) follow on next page.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

KOFAX LIMITED

By:	/s/ Reynolds Bish
	Name:	Reynolds Bish
	Title:	Director and Chief Executive Officer

LEXMARK INTERNATIONAL TECHNOLOGIES, S.A.

By:	/s/ David Reeder
	Name:	David Reeder
	Title:	Authorized Signatory

ARIEL INVESTMENT COMPANY, LTD.

By:	/s/ Robert J. Patton
	Name:	Robert J. Patton
	Title:	Director

LEXMARK INTERNATIONAL, INC.

By:	/s/ Paul A. Rooke
	Name:	Paul A. Rooke
	Title:	Chairman & CEO

[Signature Page to the Agreement and Plan of Merger]

Exhibit A

Form of Statutory Merger Agreement

1

THIS MERGER AGREEMENT is dated as of the [date] day of [month] 2015 (this “Agreement”).

BETWEEN:

(1)	Lexmark International Technology, S.A., a Switzerland joint stock company (hereinafter called “Parent”)

(2)	Ariel Investment Company, Ltd., an exempted company incorporated under the laws of Bermuda having its registered office at [•] (hereinafter called “Merger Sub”); and

(3)	[Mermaid], an exempted company incorporated under the laws of Bermuda having its registered office at [•] (hereinafter called the “Company”).

WHEREAS:

(A)	Merger Sub is a wholly-owned subsidiary of Parent;

(B)	Parent, Merger Sub and the Company have agreed that Merger Sub and the Company will merge pursuant to which the Merger Sub shall continue as the Surviving Company, in accordance with the provisions of the Companies Act 1981 of Bermuda, as amended (the “Act”);

(C)	This Agreement is the Merger Agreement referred to in the Agreement and Plan of Merger among Parent, Merger Sub and the Company, dated March [24] 2015 (the “Agreement and Plan of Merger”)

(D)	Pursuant to the terms of the Agreement and Plan of Merger, the shareholders of the Company have approved the Merger and this Agreement; and

(E)	Pursuant to the terms of the Agreement and Plan of Merger, Parent, as the sole shareholder of Merger Sub, has approved the Merger and this Agreement.

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1.	DEFINITIONS

Unless otherwise defined herein, capitalized terms have the same meaning as used and defined in the Agreement and Plan of Merger.

2.	EFFECTIVENESS OF MERGER

The parties to this Agreement agree that, on the terms and subject to the conditions of this Agreement and the Agreement and Plan of Merger and in accordance with the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company surviving such Merger and continuing as the Surviving Company.

The Surviving Company will continue to be a Bermuda exempted company under the conditions of this Agreement and the Agreement and Plan of Merger and the Company shall cease to exist and shall be struck off the Register of Companies in Bermuda.

The Merger shall be conditional on the satisfaction on or before the Effective Time of each of the conditions to the Merger identified in Article VI of the Agreement and Plan of Merger.

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The Merger shall become effective at the time on the Closing Date shown on the Certificate of Merger.

3.	NAME OF SURVIVING COMPANY

The Surviving Company shall be named, “[•].”

4.	MEMORANDUM OF ASSOCIATION

The Memorandum of Association of the Surviving Company shall be as set forth in Exhibit C of the Agreement and Plan of Merger.

5.	BYE-LAWS

The Bye-Laws of the Surviving Company shall be as set forth in Exhibit D of the Agreement and Plan of Merger.

6.	DIRECTORS

The directors of Merger Sub immediately prior to the Effective Time (the “Board of Directors”), whose names and addresses are set out below, shall be the Board of Directors of the Surviving Company until their successors are elected or appointed or until the earlier of their death, resignation or removal in accordance with the bye-laws of the Surviving Company and applicable Laws:

NAME	ADDRESS

[LIST]

The management and supervision of the business and affairs of the Surviving Company shall be under the control of the directors of the Surviving Company from time to time subject to the provisions of the Companies Act and the bye-laws of the Surviving Company.

7.	CONVERSION OF SECURITIES

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any share capital of Merger Sub or the Company:

(a)	each common share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable common share, par value $1.00 per share, of the Surviving Company;

(b)	notwithstanding anything in this Agreement to the contrary, the Excluded Shares shall be canceled automatically and shall cease to exist, and no consideration shall be delivered or deliverable in respect of the Excluded Shares;

(c)	notwithstanding anything in this Agreement to the contrary each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall be canceled without any action on the part of any holder of a Company Option in consideration for the right at the Effective Time to receive the Option Cash Payment (if any) in respect thereof;

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(d)	each Common Share of the Company issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall automatically be converted into and thereafter represent the right to receive the following consideration:

(i)	for each Company Common Share pursuant to Section 2.1(a) of the Agreement and Plan of Merger, the Merger Consideration;

(ii)	for each Company Common Share previously the subject of a Company Option pursuant to Section 2.1 (b), the Merger Consideration;

(iii)	for each Company Restricted Share which is fully vested pursuant to Section 2.3 (c) of the Agreement and Plan of Merger, the Merger Consideration; and

(iv)	for each Company Common Share purchased under the ESPP, the Merger Consideration pursuant to Section 2.3 (d) of the Agreement and Plan of Merger.

All such Company Common Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Certificates or Book-Entry Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pertaining to the Company Common Shares represented thereby to be paid in consideration therefor and the right to receive dividends and other distributions, in each case, in accordance with the terms and subject to the conditions of the Agreement and Plan of Merger and, in each case, without interest.

(e)	all Company Common Shares that have been converted pursuant to section 7(c) shall be canceled automatically and shall cease to exist, and the holders of Company Common Shares (other than Excluded Shares and Dissenting Shares) registered in the register of shareholders of the Company shall cease to have any rights with respect to such Company Common Shares, other than the right to receive the Merger Consideration in accordance with Section 2.1 (a) of the Agreement and Plan of Merger; and

(f)	at the Effective Time, each Dissenting Share shall be canceled and, unless otherwise required by applicable law, converted into the right to receive the Merger Consideration, and any holder of Dissenting Shares shall, in the event that the Appraised Fair Value is greater than the Merger Consideration, be entitled to receive such difference from the Company by payment made within one month after such Appraised Fair Value is finally determined pursuant to the appraisal procedure set out in the Agreement and Plan of Merger and pursuant to the Act. In the event of an Appraisal Withdrawal with regards to a holder of Dissenting Shares, such holder’s Dissenting Shares shall be canceled and converted as of the Effective Time into the right to receive the Merger Consideration for each such Dissenting Share.

8.	SETTLEMENT AND CONSIDERATION

As promptly as practicable following the Effective Time the payment procedures identified in Section 2.2(b) of the Agreement of Plan of Merger shall be implemented.

9.	MISCELLANEOUS

9.1	Termination, Amendment, Extension and Waiver

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The termination, amendment, extension and waiver provisions set out in Article VII and Article VIII, Section 8.11 of the Agreement and Plan of Merger shall apply to this Agreement as such provisions apply to the Agreement and Plan of Merger.

9.2	Entire Agreement

Except as set out in the Agreement and Plan of Merger, this Agreement and any documents referred to in this Agreement, constitute the entire agreement between the parties with respect to the subject matter of and the transactions referred to herein and supersede any previous arrangements, understandings and agreements between them relating to such subject matter and transactions.

9.3	Execution in Counterparts

This Agreement may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

9.4	Variation

Any variation of this Agreement shall be in writing and signed by or on behalf of all parties.

9.5	The Agreement and Plan of Merger

The provisions of this Agreement shall not be deemed to modify, add to or amend the provisions of the Agreement and Plan of Merger. In the event of any conflict or inconsistency between the terms of this Agreement and the Agreement and Plan of Merger, and subject to the Act, the Agreement and Plan of Merger shall prevail.

10.	NOTICES

Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand, overnight courier service, facsimile or other electronic transmission:

IF TO PARENT, TO:

[—]
Facsimile:	[—]
Attention:	[—]

with a copy to:

[            ]

Attention:	[ ]
Facsimile:	[ ]
Email:	[ ]

IF TO MERGER SUB, TO:

[—]
Facsimile:	[—]
Attention:	[—]

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with a copy to:

[            ]

Attention:	[ ]
Facsimile:	[ ]
Email:	[ ]

IF TO COMPANY, TO:

[MERMAID]

Attention:	[ ]
Facsimile:	[ ]
Email:	[ ]

with copies to:

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Facsimile:	(212) 698-3500
Attention:	David S. Rosenthal, Esq.

Richard A. Goldberg, Esq.

Email:	[ ]

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand, when such delivery is made at the address specified in this Section 10, (b) if delivered by overnight courier service, the next Business Day after such communication is sent to the address specified in this Section 10, or (c) if delivered by facsimile or other electronic transmission, when such facsimile or other electronic transmission is transmitted to the facsimile number or email address, as the case may be, specified in this Section 10 and appropriate confirmation is received.

11.	GOVERNING LAW

The terms and conditions of this agreement and the rights of the parties hereunder shall be governed by and construed in all respects in accordance with the laws of Bermuda. The parties to this agreement hereby irrevocably agree that the courts of Bermuda shall have non-exclusive jurisdiction in respect of any dispute, suite, action arbitration or proceedings (“Proceedings”) which may arise out of or in connection with this agreement and waive any objection to Proceedings in courts of Bermuda on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

Signature Page Follows

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IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first written above.

SIGNED for and on behalf of [PARENT]

By:

Name:

Title:

Witnessed:

By:

SIGNED for and on behalf of [MERGER SUB]

By:

Name:

Title:

Witnessed:

By:

SIGNED for and on behalf of [THE COMPANY]

By:

Name:

Title:

Witnessed:

By:

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Appendix B

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of March 24, 2015, is by and among Lexmark International Technology, S.A., a Switzerland joint stock company (“Parent”), Ariel Investment Company, Ltd., a Bermuda exempted company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), Kofax Limited, a Bermuda exempted company (the “Company”) and each of the Persons set forth on Schedule A hereto (each, a “Shareholder”). The Company shall only be a party to this Agreement for purposes of Section 1.1(c) and Article V of this Agreement. Defined terms used but not defined herein shall have the respective meanings set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among Parent, Merger Sub and the Company.

WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of common shares, par value $0.001 per share (“Common Shares”), of the Company set forth opposite such Shareholder’s name on Schedule A (all such shares set forth on Schedule A, together with any Common Shares of the Company that are hereafter issued to or otherwise acquired or owned as to the legal or beneficial ownership by any Shareholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”);

WHEREAS, simultaneously herewith, Parent, Merger Sub, Lexmark International, Inc. and the Company are entering into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity in such merger as a wholly owned subsidiary of Parent (the “Merger”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that each Shareholder, and as an inducement and in consideration therefor, each Shareholder (in such Shareholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT AND GRANT OF IRREVOCABLE PROXY

1.1. Voting of Subject Shares; Proxy.

(a) At every meeting of the Company Shareholders called, and at every adjournment or postponement thereof, such Shareholder shall, or shall cause the holder of record on any applicable record date to, appear or otherwise cause such Shareholder’s Subject Shares then entitled to be voted, or for which the Shareholder or any other Person acting on the Shareholder’s behalf is entitled to consent or act, with respect thereto (the “Vote Shares,” provided that the Shareholder undertakes no obligation to convert, exercise or exchange any security into securities entitled to be voted) to be counted as present for purposes of establishing a quorum at any such meeting of Company Shareholders and vote such Shareholder’s Vote Shares (i) in favor of (A) the adoption and approval of the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger, and (B) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption and approval of the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger, or such other transaction on the date on which such meeting is held, (ii) against (A) any action or agreement which would reasonably be expected to, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including, a merger, amalgamation, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend or liquidation involving the Company and any Person (other than Parent, Merger Sub or their respective Affiliates), or any other proposal of any Person (other than Parent, Merger Sub or their respective Affiliates) to acquire the Company or all or substantially all of the assets thereof, (B) any Acquisition Proposal and any action in furtherance of any Acquisition Proposal (C) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Shareholder contained in this Agreement or (D) any change in any manner of the voting rights of any class of shares of the Company (including any amendments to the Memorandum of Association or Bye-laws of the Company) and/or (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger, which is considered at any such meeting of the Company Shareholders.

(b) Such Shareholder hereby irrevocably (except as provided in Section 5.2) grants to, and appoints, Parent and any designee thereof, such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to attend any meeting of the Company Shareholders on behalf of such Shareholder with respect to the matters set forth in Section 1.1(a), to include such Subject Shares in any computation for purposes of establishing a quorum at any such meeting of Company Shareholders, and to vote all Vote Shares in connection with any meeting of Company Shareholders. Such Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1.1(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Such Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 1.1 or in Section 5.2 hereof, is intended to be irrevocable.

(c) The Company hereby agrees to recognize the proxy created by Section 1.1(b) of this Agreement until such time as such Parent shall notify the Company in writing that the appointment of the proxy is no longer in force and effect; provided, that the proxy provided by Section 1.1(b) shall automatically terminate without further action (including the delivery of any notice) on the party of any Person upon the termination of this Agreement.

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ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Except as set forth on Schedule 2.1 hereto, each Shareholder represents and warrants to Parent and Merger Sub as to such Shareholder, severally but not jointly, that:

2.1. Organization; Authorization; Binding Agreement. If such Shareholder is an entity, such Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted (to the extent such concepts are recognized in such jurisdiction) and the consummation of the transactions contemplated hereby are within such Shareholder’s corporate or organizational powers and have been duly authorized by all necessary corporate or organizational actions on the part of such Shareholder. Such Shareholder has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder, and constitutes a legal, valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in an Action in equity or at law).

2.2. Non-Contravention. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of such Shareholder’s obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby will not (i) violate any Law applicable to such Shareholder or such Shareholder’s Subject Shares , (ii) except as may be required by applicable securities Law, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Entity) under, constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrances on any of the Subject Shares pursuant to, any Contract, agreement, trust, commitment, order, judgment, writ, stipulation, settlement, award, decree or other instrument binding on such Shareholder or any applicable Law, (iii) render any Takeover Statutes applicable to the Merger or any other transaction involving Parent, Merger Sub or any Affiliate thereof, or (iv) if such Shareholder is an entity, violate any provision of such Shareholder’s organizational documents, in case of each of clauses (i), (ii) and (iv), except as would not reasonably be expected to adversely affect the ability of such Shareholder to perform its obligations under this Agreement in any material respect or to consummate the transactions contemplated hereby in a timely manner.

2.3. Ownership of Subject Shares; Total Shares. Such Shareholder is the legal or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such Shareholder’s Subject Shares and has good and marketable title to such Subject Shares free and clear of any liens, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a Shareholder in respect of such Subject Shares (collectively, “Encumbrances”), except as provided hereunder or pursuant to any applicable restrictions on transfer under the Securities Act (collectively, “Permitted Encumbrances”). The Subject Shares listed on Schedule A opposite such Shareholder’s name constitute all of the Common Shares of the Company beneficially owned by such Shareholder as of the date hereof, and such Shareholder neither holds nor has any beneficial ownership in any other Common Shares in the Company, except for any beneficial ownership of Common Shares that is disclaimed by such Shareholder in the Company SEC Documents. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares.

2.4. Voting Power. Other than as provided in this Agreement, such Shareholder has full voting power, with respect to such Shareholder’s Subject Shares and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of

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the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Subject Shares. As of the date hereof, none of such Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder.

2.5. Reliance. Such Shareholder has had the opportunity to review the Merger Agreement, the Statutory Merger Agreement and this Agreement with counsel of such Shareholder’s own choosing. Such Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement and the Statutory Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

2.6. Absence of Litigation. With respect to such Shareholder, as of the date hereof, there is no Action pending against, or, to the knowledge of such Shareholder, threatened in writing against such Shareholder or any of such Shareholder’s properties or assets (including the Subject Shares) that would reasonably be expected to prevent or materially delay or impair the consummation by such Shareholder of the transactions contemplated by this Agreement or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder in any material respect.

2.7. Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by such Shareholder

2.8. Sophistication. Each Shareholder acknowledges that such Shareholder is an informed and sophisticated investor and, together with such Shareholder’s advisors, has undertaken such investigation as they have deemed necessary, including the review of the Merger Agreement and this Agreement, to enable such Shareholder to make an informed and intelligent decision with respect to the Merger Agreement and this Agreement and the transactions contemplated thereby and hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represent and warrant to each of the Shareholders, jointly and severally, that:

3.1. Organization; Authorization. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. The consummation of the transactions contemplated hereby are within each of Parent’s and Merger Sub’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Parent and Merger Sub. Each of Parent and Merger Sub have full corporate power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub and (assuming the due authorization and execution and delivery by such Shareholder) constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in an Action in equity or at law).

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ARTICLE IV

ADDITIONAL COVENANTS OF THE SHAREHOLDERS

Each Shareholder hereby covenants and agrees, severally but not jointly, that until the termination of this Agreement:

4.1. No Transfer; No Inconsistent Arrangements. Except as provided hereunder (including pursuant to Section 1.1) or under the Merger Agreement, such Shareholder shall not, directly or indirectly, (i) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any or all of such Shareholder’s Subject Shares, (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any or all of such Shareholder’s Equity Interests in the Company, including any Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of any or all of such Shareholder’s Subject Shares, or any right or interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of such Shareholder’s Subject Shares, (v) except for voting trusts, voting agreements or arrangements existing on the date hereof and set forth on Schedule 4.1 hereto, deposit or permit the deposit of any or all of such Shareholder’s Equity Interests in the Company, including any Subject Shares, into a voting trust or enter into a voting agreement or arrangement with respect to any of such Equity Interests, including the Subject Shares, or (vi) knowingly take any other action that would reasonably be expected to restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder or the transactions contemplated hereby. If any involuntary Transfer of any or all of such Shareholder’s Subject Shares shall occur (including, if applicable, a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Such Shareholder agrees that it shall not, other than as may result from the execution of this Agreement, and shall cause each of its Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) with respect to any Equity Interests in the Company for the purpose of opposing or competing with or taking any actions inconsistent with the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, such Shareholder may make Transfers of Subject Shares (a) to any “Permitted Transferee” (as defined below), in which case the Subject Shares shall continue to be bound by this Agreement and provided that any such Permitted Transferee agrees in writing to be bound by the terms and conditions of this Agreement prior to the consummation of any such Transfer;; or (b) as Parent may otherwise agree in writing in its sole discretion. A “Permitted Transferee” means, with respect to any Shareholder, (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild, or the spouse of any child, adopted child, grandchild, or adopted grandchild of such Shareholder, (ii) any charitable organization described in Section 170(c) of the Code, (iii) any trust, the beneficiaries of which include only the Persons named in clause (i) or (ii) of this definition, (iv) any corporation, limited liability company, or partnership, the Shareholders, members, and general or limited partners of which include only the Persons named in clause (i) or (ii) of this definition, or (v) if such Shareholder is a partnership or limited liability company, one or more partners or members of such Shareholder or an affiliated corporation under common control with such Shareholder.

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4.2. No Exercise of Appraisal Rights; Actions. Such Shareholder (i) waives and agrees not to exercise any Appraisal Rights in respect of such Shareholder’s Subject Shares that may arise with respect to the Merger and (ii) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement.

4.3. Documentation and Information. Except as required by applicable law (including without limitation the filing of a Schedule 13D or other share ownership report with the SEC which may include this Agreement as an exhibit thereto), such Shareholder shall not make any public announcement regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Parent. Such Shareholder consents to and hereby authorizes Parent and Merger Sub to publish and disclose in all documents and schedules required to be filed with the SEC or other Governmental Entity, and any press release or other disclosure document that Parent or Merger Sub reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the existence of this Agreement and the nature of the commitments and obligations under this Agreement.

4.4. No Solicitation. Such Shareholder shall not, nor shall such Shareholder authorize or permit any of such Shareholder’s Representatives to, directly or indirectly, (a) solicit, initiate, propose or knowingly encourage or facilitate (including by providing information), or take any other action designed to encourage or facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish to any Person (other than Parent, Merger Sub or their respective Representatives or the Company’s Representatives) any information or data concerning the Company or any Subsidiary of the Company relating to, or otherwise cooperate with, any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or (c) execute or enter into any letter of intent, agreement in principle, tender agreement, support agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that may reasonably be expected to lead to or facilitate an Acquisition Proposal, or that contradicts the Merger Agreement. Such Shareholder shall, and shall cause its Representatives to, immediately cease all discussions and negotiations with any Person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

4.5. Adjustments. In the event (a) of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares or (b) that such Shareholder shall become the beneficial owner of any additional Common Shares, then the terms of this Agreement shall apply to the Common Shares held by such Shareholder immediately following the effectiveness of the events described in clause (a) or such Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder. In the event that any such Shareholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1.1 hereof, then the terms of Section 1.1 hereof shall apply to such other securities as though they were Subject Shares hereunder.

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ARTICLE V

MISCELLANEOUS

5.1. Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person, or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail, or on receipt after dispatch by registered or certified mail, postage prepaid, or on the next business day (as defined in the Merger Agreement) if transmitted by national overnight courier, in each case addressed as follows: (i) if to Parent or Merger Sub, in accordance with the provisions of the Merger Agreement and (ii) if to a Shareholder, to such Shareholder’s address, facsimile number or e-mail address set forth on a signature page hereto, or to such other address, facsimile number or e-mail address as such party may hereafter specify in writing for the purpose by notice to each other party hereto.

5.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Shareholder pursuant to the Merger Agreement as in effect on the date hereof, and (iv) the mutual written consent of all of the parties hereto. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement and the power-of-attorney and proxy set forth in Section 1.1 shall be revoked, terminated and of no further force and effect; provided, however, that (x) nothing set forth in this Section 5.2 shall relieve any party from liability for any breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any termination of this Agreement.

5.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4. Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided that nothing herein shall prevent the Company from paying the expenses of the Shareholders; provided however that the Company shall not pay more than $50,000 in the aggregate across all Shareholders for such expenses.

5.5. Binding Effect; Benefit; Assignment. The parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, except to the extent that such rights, interests or obligations are assigned pursuant to a Transfer expressly permitted under Section 4.1. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

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5.6. Governing Law; Venue. (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS, PROVIDED, HOWEVER THAT THE ENFORCEABILITY AND VALIDITY OF THE PROXY GRANTED HEREBY SHALL BE GOVERNED BY THE LAWS OF BERMUDA.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the District of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.1 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 5.6(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH

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PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.6(c).

5.7. Counterparts; Delivery by Facsimile or Email. This Agreement may be executed by facsimile and in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by means of a facsimile machine or by email with facsimile or scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of facsimile machine or by email with facsimile or scan attachment as a defense to the formation of a contract, and each such party forever waives any such defense.

5.8. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

5.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

5.10. Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. In any Proceeding for specific performance, the parties will waive the defense of adequacy of a remedy at law, and the parties waive any requirement for the securing or posting of any bond in connection with the remedies referred to in this Section 5.10.

5.11 Headings. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.12. Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

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5.13. Further Assurances. Parent, Merger Sub and each Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform their respective obligations under this Agreement.

5.14. Interpretation. Unless the context otherwise requires, as used in this Agreement: (i) “or” is not exclusive; (ii) “including” and its variants mean “including, without limitation” and its variants; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) words of one gender shall be construed to apply to each gender; and (v) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

5.15. Capacity as Shareholder. Each Shareholder signs this Agreement solely in such Shareholder’s capacity as a Shareholder of the Company, and not in any other capacity and this Agreement (including, without limitation, references herein to Shareholder Representatives) shall not limit or otherwise affect the actions of such Shareholder or any affiliate, employee or designee of such Shareholder or any of its affiliates in its capacity, if applicable, as an officer or director or other fiduciary capacity on behalf of the Company.

5.16. No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

5.17. No Ownership Interest. Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each applicable Shareholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Shareholder in the voting of any of the Shares, except as otherwise provided herein.

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5.18. Shareholder Obligations Several and Not Joint. The obligations of each Shareholder hereunder shall be several and not joint, and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

[Signature Page Follows]

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The parties are executing this Agreement on the date set forth in the introductory clause.

LEXMARK INTERNATIONAL TECHNOLOGY, S.A.

By:
Name:
Title:

ARIEL INVESTMENT COMPANY, LTD.

By:
Name:
Title:

KOFAX LIMITED

By:
Name:
Title:

[Signature Page to Voting Agreement]

[SHAREHOLDERS]

[ADDRESSES]

[Signature Page to Voting Agreement]

Schedule A

Name of Shareholder	No. Shares

Greg Lock	750,000
Wade Loo	5,000
Joe Rose	125,000
Mark Wells	105,000
Meudon Investments LLC	2,274,289
SPCGT Trust	3,489,481
The 66 BR Trust	1,431,320
James A. Urry	—
The 65 BR Trust	4,821,926
Natasha Foundation	7,671,255
NPC Foundation	2,515,657
William T. Comfort III	1,106,864
Reynolds Bish	196,150
Jamie Arnold	255,000

[Schedule A to Voting Agreement]

Appendix C

March 24, 2015

The Board of Directors

Kofax Limited

15211 Laguna Canyon Road

Irvine, California 92618-3146

Dear Members of the Board:

We understand that Kofax Limited, a Bermuda exempted limited company (“Company”), Lexmark International, Inc., a Delaware corporation, Lexmark International Technology, S.A., a Switzerland joint stock company (“Buyer”), and Ariel Investment Company, Ltd., a Bermuda exempted limited company and a direct wholly owned subsidiary of Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated as of March 24, 2015 (the “Agreement”), pursuant to which Buyer will acquire Company (the “Transaction”). Pursuant to the Agreement, Merger Sub will be merged with and into Company and each issued and outstanding common share of the Company, par value $0.001 per share (each, a “Company Common Share”), other than Company Common Shares (i) held by holders who are entitled to and properly require appraisal of their Company Common Shares, (ii) held by the Company as treasury shares, (iii) owned by any of the Company’s wholly owned subsidiaries, or (iv) owned by Buyer, Merger Sub or any other wholly owned subsidiary of Parent (such Company Common Shares, collectively, “Excluded Shares”), will be converted into the right to receive $11.00 in cash, without interest (the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Shares (other than Excluded Shares) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain historical business and financial information relating to Company;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company;

(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;

The Board of Directors

Kofax Limited

March 24, 2015

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Shares; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which Company Common Shares may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the Voting Agreements (as defined in the Agreement). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is

The Board of Directors

Kofax Limited

March 24, 2015

contingent upon the closing of the Transaction. We in the past have provided certain investment banking services to Company for which we have received compensation. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company and Buyer and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Buyer and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Shares (other than Excluded Shares) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ John Gnuse
John Gnuse
Managing Director